                                     SCHEDULE 14A
                                    (Rule 14a-101)
                       INFORMATION REQUIRED IN PROXY STATEMENT

                               SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                  (Amendment No.   )


Filed by the Registrant / /
Filed by a Party other than the Registrant /x/
Check the appropriate box:
/x/ Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
/ / Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Pursuant to Section  240.14a-11(c) or  Section
    240.14a-12

          Capital Realty Investors Tax Exempt Fund Limited Partnership and
           Capital Realty Investors Tax Exempt Fund III Limited Partnership
--------------------------------------------------------------------------------
                   (Name of Registrant as Specified in its Charter)

                           Dominium Tax Exempt Fund L.L.P.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Proxy Statement,
                            if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
/ / $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or
    Item 22(a)(2) of Schedule 14A.
/ / $500 per each party to the controversy pursuant to Exchange Act Rule 14a-
    6(i)(3).
/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    1)   Title of each class of securities to which transaction applies:

         ----------------------------------------------------------------------
    2)   Aggregate number of securities to which transaction applies:


         ----------------------------------------------------------------------
    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         ----------------------------------------------------------------------
    4)   Proposed maximum aggregate value of transaction:

         ----------------------------------------------------------------------
    5)   Total fee paid:

         ----------------------------------------------------------------------
/ / Fee paid previously with preliminary materials.

/x/ Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1)   Amount Previously Paid:
         $32,461
         ----------------------------------------------------------------------
    2)   Form, Schedule or Registration Statement No.:
         Schedule 14A
         ----------------------------------------------------------------------
    3)   Filing Party:
         Capital Realty Investors Tax Exempt Fund Limited Partnership and Capital Realty Investors Tax Exempt Fund III Limited Partnership
         ----------------------------------------------------------------------
    4)   Date Filed:
         March 18, 1996 and September 3, 1996
         ----------------------------------------------------------------------

                                                              Andrew J. Ritten
                                                              aritten@faegre.com
                                                              612/336-3489

                                   October 11, 1996


Mr. J. Evan Calio                                                    BY TELECOPY
Securities and Exchange Commission                                  202-942-9531
450 Fifth Street, N.W.
Washington, D.C., 20549

         Re: Schedule 14A filed by Dominium Tax Exempt Fund L.L.P. (the "Partnership" or "Dominium") regarding Capital Realty Investors Tax Exempt Fund Limited Partnership I-II ("CRITEF") and Capital Realty Investors Tax Exempt Fund Limited Partnership III ("CRITEF III") (collectively referred to as the "Funds") filed
              September 30, 1996 - SEC FILE NOS. 1-12034 & 1-9793 RESPECTIVELY (F&B NO. 200518)
              -----------------------------------------------------------------

Dear Mr. Calio:

    Enclosed is a draft, dated October 11, 1996, of a revised Preliminary Proxy Statement for Dominium Tax Exempt Fund L.L.P. We have also enclosed for your convenience a marked copy showing changes versus the Preliminary Proxy Statement submitted on September 30, 1996.

    The following are our responses to the comments contained in Amy Starr's letter to me dated October 9, 1996:

FORM OF PROXY

    1. It appears that the disclosure should make clear that the delivery of a proxy without an indication operates to authorize the named persons to vote against the proposed mergers. Such disclosure should be included in the forepart.

COMMENT 1 RESPONSE:

AN APPROPRIATE REVISION WILL BE MADE TO THE PROXY CARD.

LETTER TO BAC HOLDERS

    2. Please clearly describe the Partnership's direct and indirect interests in the matter to be acted on at the BAC holder's meeting. Such interest should also be identified in the first paragraph of the Introduction and in the Information about Dominium section.

COMMENT 2 RESPONSE:

IN VIEW OF THE SEC'S COMMENTS ON THE LETTER TO BAC HOLDERS AND IN ORDER TO EXPEDITE YOUR REVIEW, WE ARE ELIMINATING THE LETTER TO BAC HOLDERS. SEE THE REVISED LANGUAGE WHICH HAS BEEN PROPOSED FOR THE INTRODUCTION TO THE PROXY STATEMENT, AS WELL AS THE NEW LANGUAGE IN THE SECOND PARAGRAPH OF THE INFORMATION ABOUT DOMINIUM SECTION.

    3. In that regard, it appears that the fact that Dominium had made offers to acquire the Funds should be disclosed in the forepart and the Partnership's or affiliates intentions, if any, regarding the Funds should be disclosed. Please revise.

COMMENT 3 RESPONSE:

PLEASE SEE THE REVISED LANGUAGE WHICH HAS BEEN PROPOSED FOR THE INTRODUCTION TO THE PROXY STATEMENT.

    4. The staff notes the statements throughout the letters and the proxy statement referring to "superior proposals." The basis for this belief, as well as the Partnership's belief as to other factual or qualitative matters must be clear from the text or provided supplementally to the staff. Without any basis or support for the assertion that there are superior proposals, it would appear that such statements should be deleted or significantly revised. Please revise throughout the proxy statement and letters. In addition, any communications with stockholders should similarly have a supportable basis.

COMMENT 4 RESPONSE:

WE BELIEVE OUR REFERENCES TO "SUPERIOR PROPOSALS" ARE LIMITED TO OUR REFERENCES TO THE "SUPERIOR PROPOSAL" WE ATTEMPTED TO MAKE. WE BELIEVE THE LANGUAGE IN THE REVISED PROXY STATEMENT SHOULD MAKE IT CLEAR THAT WE FAILED IN OUR PRIOR ATTEMPT TO MAKE A SUPERIOR PROPOSAL AND THAT WE ARE NOT PRESENTLY MAKING A SUPERIOR PROPOSAL.

WE DO SUGGEST IN THE PROXY STATEMENT THAT THERE MAY BE SUPERIOR ALTERNATIVES THAT COULD BE PURSUED BY THE GENERAL PARTNERS AND WE DISCUSS IN SOME DETAIL UNDER THE SECTION TITLED "WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE PROPOSED MERGERS" THE FACTUAL OR QUANTITATIVE BASIS FOR OUR BELIEF THAT THERE MAY BE SUPERIOR ALTERNATIVES.

    5. In addition, the bases for the valuation of the Funds (as compared to the valuation of the underlying properties) has not been discussed. Please revise to provide more detail or delete.

COMMENT 5 RESPONSE:

SEE THE REVISED LANGUAGE WHICH HAS BEEN PROPOSED FOR THE INTRODUCTION TO THE PROXY STATEMENT, AS WELL AS REFERENCES AT PAGE 17. AGAIN, WE BELIEVE THE VALUE OF THE UNDERLYING PROPERTIES IS MATERIAL TO THE VALUE OF THE FUNDS AND WE HAVE ATTEMPTED TO EXPLAIN OUR BASIS FOR THAT BELIEF.

THE ONLY ASSETS OF THE FUNDS ARE THE MORTGAGE REVENUE BONDS. THE ONLY SECURITY FOR THE MORTGAGE REVENUE BONDS IS THE PROPERTIES. THE WAY THE MORTGAGE REVENUE BONDS GET PAID IS THROUGH THE PROPERTIES GENERATING INCOME. THE VALUE OF THE PROPERTIES THEREFORE DIRECTLY AFFECTS THE VALUE OF THE MORTGAGE REVENUE BONDS WHICH DIRECTLY AFFECTS THE VALUE OF THE BACS. THE VALUE OF THE UNDERLYING PROPERTIES ALSO DIRECTLY AFFECTS THE VALUE OF THE OTHER ALTERNATIVES CONSIDERED BY THE GENERAL PARTNERS AS THEY DESCRIBE IN THE ALTERNATIVES TO THE MERGERS SECTION OF THE CRITEF PROXY STATEMENT.

    6. The disclosure throughout the letters and the proxy statement should be revised to make clear that the only assets of the Funds are the mortgage revenue bonds on the underlying properties, not the properties themselves, and that the Funds have no ownership or sale rights with respect to the underlying properties.

COMMENT 6 RESPONSE:

WE HAVE ATTEMPTED TO CLARIFY THROUGHOUT THE PROXY STATEMENT THAT THE ONLY ASSETS OF THE FUNDS ARE THE MORTGAGE REVENUE BONDS. HOWEVER, OWNERSHIP OF THE MORTGAGE REVENUE BONDS CARRIES WITH IT A RIGHT TO FORECLOSE ON THE DEFAULTED PROPERTIES AS ACKNOWLEDGED IN THE CRITEF PROXY STATEMENT. THE OWNER PARTNERSHIPS WERE ESTABLISHED BY THE GENERAL PARTNERS SPECIFICALLY TO HOLD TITLE TO THE PROPERTIES.

    7. In addition, the relevance of the valuation of the underlying properties to any realization on the bonds, other than the continuation of tax exempt income is unclear. Given the required re-marketing of the bonds in 1998-2000, it appears that, the ability to realize on the bonds arises from either payment in full upon maturity or foreclosure, unless the bonds are earlier sold. Given such scenarios, the disclosure should make clear how the terms of the bonds themselves give rise to the possibility of "upside potential."

COMMENT 7 RESPONSE:

WE HAVE ATTEMPTED TO CLARIFY IN THE INTRODUCTION THE RELEVANCE OF THE VALUATION OF THE UNDERLYING PROPERTIES TO ANY REALIZATION ON THE MORTGAGE REVENUE BONDS. THE CRITEF PROXY STATEMENT SPECIFICALLY STATES AT THE BOTTOM OF PAGE 28 THAT AS A RESULT OF THE PROPOSED MERGERS, THE BAC HOLDERS WILL NO LONGER HAVE AN INTEREST IN THE FUNDS AND

WILL NOT PARTICIPATE IN THE APPRECIATION, IF ANY, IN THE VALUE OF THE MORTGAGE REVENUE BONDS AND THE UNDERLYING PROPERTIES. SIMILAR DISCLOSURE IS CONTAINED ON PAGE 36 OF THE CRITEF PROXY STATEMENT IN THE DISCUSSION OF POSSIBLE ADVERSE CONSEQUENCES OF THE PROPOSED MERGERS. OUR ANALYSIS IS NOT INCONSISTENT WITH THE VERY APPROACH THE GENERAL PARTNERS SAY THEY TOOK IN CONSIDERING ALTERNATIVES.
WE JUST DISAGREE WITH THE CONCLUSIONS THAT THEY DRAW BASED ON OUR VIEWS AS TO APPROPRIATE CAPITALIZATION RATES. OUR CLIENT'S VIEWS ARE SUPPORTED BY THE MARDELL AMUNDSON STUDIES, COPIES OF WHICH ARE ENCLOSED.

WE DISAGREE WITH YOUR CONCLUSIONS THAT THE ABILITY TO REALIZE ON THE MORTGAGE REVENUE BONDS IS LIMITED TO EITHER PAYMENT IN FULL UPON MATURITY OR FORECLOSURE, UNLESS THE MORTGAGE REVENUE BONDS ARE EARLIER SOLD. AS A BENCHMARK, IT SHOULD BE NOTED THAT THE PROPOSED MERGERS DO NOT REPRESENT PAYMENT IN FULL ON THE MORTGAGE REVENUE BONDS, BUT ARE A SALE OF THE MORTGAGE REVENUE BONDS AT A PREMIUM OVER THE MARKET PRICE (BUT AT A SUBSTANTIAL DISCOUNT FROM THE FACE VALUE OF THE MORTGAGE REVENUE BONDS). HOLDERS OF BACS CAN ALSO BENEFIT FROM IMPROVEMENTS IN THE CASH FLOW GENERATED BY THE PROPERTIES WHICH WILL PERMIT PAYMENTS OF ADDITIONAL ACCRUED INTEREST. GIVEN THE AMOUNT OF ACCRUED BASE INTEREST, IMPROVEMENTS IN CASH FLOW COULD RESULT IN SIGNIFICANT ADDITIONAL TAX-FREE INTEREST WHICH THE BAC HOLDERS ARE GIVING UP IN THIS TRANSACTION. IN THEIR DISCLOSURES, THE GENERAL PARTNERS HAVE INDICATED THAT THE BAC HOLDERS ARE GIVING UP ANY UPSIDE POTENTIAL. SEE PAGES 28 AND 36 OF THE CRITEF PROXY STATEMENT.

    8. Further, the staff notes the disclosure in the body of the proxy statement regarding the original objectives of the Funds, which included preservation and protection of capital, not upside potential. Given such original objectives, it appears that the disclosure should be revised to clarify how denial of consent to the transaction would satisfy the original objectives, particularly if the properties are not performing. Please revise or advise.

COMMENT 8 RESPONSE:

THE CRITEF PROXY STATEMENT AT PAGE 31 EXPRESSLY ACKNOWLEDGES THAT THE PROPOSED MERGERS MODIFY THE FUNDS' OBJECTIVES. IN CONTRAST, DENIAL OF CONSENT FOR THE PROPOSED MERGERS MAINTAINS THE FUNDS' ORIGINAL FIRST OBJECTIVE: PROVIDING TAX EXEMPT INCOME OVER A 10-13 YEAR PERIOD BECAUSE TAX-EXEMPT INTEREST IS BEING PAID ON EACH SERIES OF THE FUNDS AND APPROVAL OF THE PROPOSED MERGERS WOULD TERMINATE THE PAYMENT OF TAX-EXEMPT INCOME. WE HAVE CLARIFIED THE DISCUSSION OF THIS AT PAGES 15 AND 16.

    9. The disclosure regarding the consequences of the failure to consent should make clear that one result is that the bonds may not be sold or another transaction may not be entered into for another 9 months and there is no indication that any alternative transaction would result in any greater consideration to BAC Holders. Please revise.

COMMENT 9 RESPONSE:

THE MORTGAGE REVENUE BONDS COULD BE SOLD IN ANOTHER TRANSACTION WITHIN 9 MONTHS, BUT ONLY SUBJECT TO THE TERMINATION FEES AND EXPENSE REIMBURSEMENT PROVISIONS. WE HAVE ADDED A RISK FACTORS SECTION IN THE INTRODUCTION AND WE HAVE STATED IN SEVERAL PLACES THAT THERE ARE NO ASSURANCES THAT ANY ALTERNATIVE TRANSACTION WOULD BE PROPOSED OR, IF PROPOSED WOULD RESULT IN ANY GREATER CONSIDERATION TO THE BAC HOLDERS.

    10. The basis for the statements regarding the General Partners not providing information necessary to determine whether the proposed mergers are good for investors does not appear clear either from the letter or from the body of the proxy statement. Please revise to clarify. In this regard, please summarize those items not furnished to BAC Holders discussed in the text of the proxy.

COMMENT 10 RESPONSE:

WE HAVE SUMMARIZED THE INFORMATION THAT HAS NOT BEEN PROVIDED IN THE CRITEF PROXY STATEMENT THAT WE BELIEVE IS MOST RELEVANT FOR THE BAC HOLDERS IN THE PROXY STATEMENT AT PAGES 17 AND 18. THE BASIS FOR OUR BELIEF IS OVER 25 YEARS OF EXPERIENCE IN OWNING AND MANAGING MULTI-FAMILY HOUSING PROJECTS. WE HAVE, HOWEVER, DELETED THE INITIAL BULLET POINT REGARDING THIS ISSUE.

    11. In view of the attempt by Plaintiff's counsel and the cooperation by the Funds to seek other bidders, it appears unclear what the basis is for the statements that no other bidders were sought. It appears that the disclosure in the letter and throughout the proxy statement should be revised to discuss the affirmative actions taken by plaintiff's counsel and the Funds to seek bidders for the Funds. Upon review of your response, the staff may have additional comment.

COMMENT 11 RESPONSE:

OUR BASIC POINT IS THAT THE FUNDS DID NOT AFFIRMATIVELY SEEK OTHER BIDDERS BEFORE THEY AGREED TO EXPENSE REIMBURSEMENT AND TERMINATION FEES WHICH WE BELIEVE HAVE HAD A CHILLING EFFECT ON OTHER BIDS. WE HAVE ADDED IN ALTERNATIVE 4 A DESCRIPTION OF PLAINTIFFS' COUNSEL'S ACTIVITY WITH RESPECT TO MARKET INQUIRIES. WE HAVE REVISED THE BACKGROUND OF THE MERGER SECTION AT PAGE 30 TO DISCUSS THE AFFIRMATIVE ACTIONS TAKEN BY THE FUNDS TO SEEK OTHER BIDDERS AS DISCLOSED IN THE CRITEF PROXY STATEMENT. THIS APPEARS TO BE ALL THE DISCLOSURE IN THE CRITEF PROXY STATEMENT AND WE HAVE ASSUMED THAT IF THERE WERE OTHER MATERIAL ACTIVITIES THEY WOULD BE DESCRIBED IN THE CRITEF PROXY STATEMENT.

INTRODUCTION

    12. Include bullet risk factors relating to the recommendation not to vote in favor of the proposed merger. In addition, the discussion throughout the proxy statement should provide a balanced presentation of the matters being addressed. Please significantly revise or advise.

COMMENT 12 RESPONSE:

SEE THE BULLET RISK FACTORS RELATING TO THE RECOMMENDATION NOT TO VOTE IN FAVOR OF THE PROPOSED MERGERS. WE HAVE ALSO ATTEMPTED TO BALANCE THE PRESENTATION THROUGHOUT THE PROXY STATEMENT BY TEMPERING SOME OF THE LANGUAGE AND DELETING OTHER PROVISIONS.

    13. Please disclose the benefits received by affiliates for each of the funds on a desegregated basis as well as an aggregated basis. In addition, it does not appear that "Termination Refunds" should be included as a payment or benefit, since such possible payments are unrelated to the amounts to be received by the general partners in their capacities as general partners of the funds.

COMMENT 13 RESPONSE:

WE HAVE DISCLOSED AT PAGE 4 THE BENEFITS RECEIVED BY AFFILIATES OF EACH OF THE FUNDS ON A DESEGREGATED BASIS AS WELL AN AGGREGATED BASIS. WE HAVE MODIFIED THE PROVISIONS REGARDING TERMINATION REFUNDS SUBSTANTIALLY. PLEASE NOTE AT PAGE 29 OF THE CRITEF PROXY STATEMENT THE GENERAL PARTNERS SPECIFICALLY INCLUDE THE TERMINATION REFUNDS AMONG THE VARIOUS BENEFITS THEY OR THEIR AFFILIATES WILL RECEIVE AS A RESULT OF THE PROPOSED MERGERS.

    14. Clarify why the General Partner is "not entitled" to the benefits discussed under the first bullet point. Given the fact that a portion of this amount represents accrued fees owed to the General Partners from the Funds, please support this statement or revise the language to indicate that this amount represents a benefit that the affiliates might not receive absent the merger transaction.

COMMENT 14 RESPONSE:

WE HAVE MODIFIED THE BULLET POINT TO DELETE THE "NOT ENTITLED" TO LANGUAGE. THE DISCUSSION IN THE TEXT CLARIFIES THAT THIS AMOUNT REPRESENTS A BENEFIT THAT THE AFFILIATES MIGHT NOT RECEIVE ABSENT THE PROPOSED MERGERS.

    15. It is unclear to the staff how the $5 million of "unwarranted payments and benefits" will handicap another bidder since such expenses will not be incurred if the merger is not consummated. Further, please separately quantify the break-up fee and the fees and expenses payable by the Funds if the merger is terminated. Also, disclose that the fee amount is the maximum amount permissible under the Merger Agreement and the actual amount has not been determined.

COMMENT 15 RESPONSE:

THE MANNER IN WHICH THE $5 MILLION ACTS AS A HANDICAP IS PERHAPS TOO SUBTLE A POINT FOR A BULLET POINT AND WE HAVE DELETED IT. WE HAVE SEPARATELY QUANTIFIED THE BREAK-UP FEES AND THE FEES AND EXPENSES PAYABLE BY THE FUNDS IF THE MERGER AGREEMENTS ARE TERMINATED. THE BREAK UP FEE IS THE ACTUAL AMOUNT THAT WOULD BE DUE. THE EXPENSE REIMBURSEMENT PROVISIONS ARE MAXIMUMS AND WE HAVE CLARIFIED THIS AT PAGE 4.

    16. The staff notes the statement that "they are selling the properties to an affiliate of the property manager." In this regard, please revise the proxy THROUGHOUT to indicate that the Funds do not own the properties, they own the right to payment pursuant to the mortgage revenue bonds. Further, statements such as "they are selling the properties" to an affiliate of the Property manager do not appear supportable by the facts of the transaction and should be deleted or revised.

COMMENT 16 RESPONSE:

WE HAVE TRIED TO CLARIFY THE LANGUAGE THROUGHOUT THE PROXY STATEMENT. WE HAVE DELETED THE BULLET POINT REGARDING SELLING THE PROPERTIES TO AN AFFILIATE OF THE PROPERTY MANAGER.

    17. As indicated above, the reasons for including the arguments regarding the underlying properties appears unclear given the fact that the Funds hold mortgage bonds, not the underlying properties. If retained, the discussion must make clear what the terms of the bonds are and how the valuation of the properties affects the value of the bonds. Any inference that the BAC Holders have rights to the underlying properties, other than through the mortgage bonds, is not supported. Please significantly revise. The staff may have additional comment.

COMMENT 17 RESPONSE:

WE HAVE SIGNIFICANTLY REVISED THE INTRODUCTION AND ATTEMPTED TO CLARIFY HOW THE VALUE OF THE PROPERTIES AFFECTS THE VALUE OF THE MORTGAGE REVENUE BONDS.

    18. Please support the statement and provide an expanded section in the text of the proxy supporting the statement that "we believe that you will not be able to replace your tax-exempt return." Such analysis, if the statement is retained, should disclose the historical net return on investment and why such return could not be achieved with an reinvestment of the merger consideration on a per BAC basis in another investment.

COMMENT 18 RESPONSE:

THE CRITEF PROXY STATEMENT, WITHOUT ANY ANALYSIS OF WHY SUCH A RETURN MIGHT NOT BE ACHIEVED, WARNS THE BAC HOLDERS THAT THEY MAY NOT BE ABLE TO REPLACE THEIR TAX EXEMPT RETURN. IN VIEW OF THAT, WE ARE DELETING THESE PROVISIONS.

    19. Please clarify that the "non-performing real estate" is the real estate underlying the non-performing mortgage loan underlying the mortgage revenue bond. Further, define the term "performing" as used herein.

COMMENT 19 RESPONSE:

IN THE REVISED INTRODUCTION, WE NO LONGER REFER TO NON-PERFORMING OR PERFORMING REAL ESTATE. WE HAVE DELETED THESE PROVISIONS.

    20. Please significantly expand and support the Partnership's belief as to why the non-Minnesota properties are not worth $26-36 million and supplementally provide a copy of the Mardell Amundson appraisal to the staff. Absent a reasonable supportable basis, this statement should be deleted. Also, the Partnership must disclose all the material assumptions of each valuation methodology for the Mardell Amundson appraisal in the TEXT of the proxy (page
20). See Item 9 of Schedule 13E-3 for the type of disclosure that must be included regarding the appraisal. In addition, the appraisal, and any other appraisals referred to in the proxy statement must be made available to investors and should also be described in the manner required by Item 9(b) of
Schedule 13E-3. See Item 14()(10) of Schedule 14A. Please significantly revise the proxy statement accordingly.

COMMENT 20 RESPONSE:

WE HAVE DELETED THESE PROVISIONS.

    21. Disclose in the forepart that Dominium made offers to acquire the Funds and was unable to obtain financing in sufficient time. Further, disclose any conflicts of interest faced by Dominium or its affiliates in connection with their solicitation of proxies, including any plans that Dominium or its affiliates have with respect to the Funds or the properties. Upon review of your response, the staff may have additional [TEXT SEEMS TO BE MISSING]

COMMENT 21 RESPONSE:

THIS IS NOW DISCLOSED IN THE INTRODUCTION.

    22. The nature of affiliation between the Partnership and Dominium should be made clear. Please revise as appropriate.

COMMENT 22 RESPONSE:

THIS IS EXPLAINED IN THE INTRODUCTION AND IN THE INFORMATION ABOUT DOMINIUM SECTION.

    23. The staff notes the apparent conflicting arguments as to why the BAC Holders should not approve the transaction. On one hand, it is being argued that there should be a "bidding process," yet on the other hand it is being argued that there is no compelling reason to engage in a transaction of this type at the present time and that investors should be able to benefit from upside potential. It appears that the reasons for the Partnership seeking rejection of the transaction should be made clear, including their future intent with respect to the Funds and the properties. The staff notes the statements that Dominium wants to pursue "superior" alternatives, without providing any disclosure of what Dominium's alternatives are or what Dominium's history has been with the Funds. Please revise. The staff may have additional comment.

COMMENT 23 RESPONSE:

WE CLARIFY THROUGHOUT THE PROXY STATEMENT THAT WE ARE NOT MAKING A SUPERIOR PROPOSAL. WE ARE SAYING THAT THERE ARE A RANGE OF ALTERNATIVES THAT COULD BE PURSUED BY THE GENERAL PARTNERS.

    24. The basis for the statement on page 4 that there is an opportunity to greatly enhance BAC holder returns should be set forth. Please revise.

COMMENT 24 RESPONSE:

THIS STATEMENT HAS BEEN DELETED.

REASONS TO VOTE AGAINST THE PROPOSED MERGERS, page 4.

    25. Clarify in paragraph (3) that the upside potential on the properties runs to such persons because they own or will own the Owner Partnerships, not necessarily because they are acquiring the mortgage bonds. Please revise.

COMMENT 25 RESPONSE:

AS NOTED, THIS IS CONSISTENT WITH THE DISCLOSURES IN THE CRITEF PROXY STATEMENT AT PAGES 28 AND 36.

THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS, page 5.

    26. The basis for the statement in the first paragraph, that "these conflicts rise to such a level that under the federal securities laws the Proposed Mergers are deemed to be transactions between the Funds and related parties . . ." is unclear. The use of technical requirements of the federal securities laws to assert an argument that conflicts contrary to interests of BAC Holders existed is inappropriate and should be deleted. The filing of the 13E-3 reflects a fact rather than a legal conclusion (i.e., that the schedule was filed for transactions between affiliates rather than a legal determination that such form was required). Revise the disclosure.

COMMENT 26 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    27. Please support the assertion that the Owner Partnerships will benefit from retaining approximately $60 million of tax losses or delete. Further, disclose the events pursuant to which these losses can be recognized by such partnership and, if known, the likelihood of such events. For example, such taxable losses may arise other than from operating losses. In addition, the basis for the statement regarding such historical tax losses should be made clear, including without limitation, a detailed discussion of the allocation provisions of the Ownership Partnership agreements. Upon review of your response, the staff may have additional comment.

COMMENT 27 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    28. With respect to the second bullet, clarify the source of the receivables that CAPREIT has agreed to pay to affiliates of the General Partners.

COMMENT 28 RESPONSE:

WE HAVE REVISED THIS AS REQUESTED, SEE PAGE 8.

    29. Please clarify that the General Partners may be insulated from breach of fiduciary duty claims under Delaware law from BAC Holders who vote for the merger (BAC Holders who vote "Against" the merger preserve their claims). Similar clarification is appropriate in the first full paragraph on page 9.

COMMENT 29 RESPONSE:

WE HAVE PATTERNED OUR DISCLOSURE ALONG THE LINES OF THE CRITEF PROXY STATEMENT AT PAGE 30 AND 36 TO THE EFFECT THAT APPROVAL OF THE PROPOSED MERGERS BY BAC HOLDERS MAY EXTINGUISH CERTAIN FIDUCIARY DUTY CLAIMS.

    30. As stated above, please present the benefits to affiliates on a per Fund basis for each series or Fund.

COMMENT 30 RESPONSE:

WE HAVE DONE THIS AT PAGE 9.

    31. The use of rhetorical questions is inappropriate. Please clearly state the Partnership's concerns and/or opinions. Please revise throughout as appropriate.

COMMENT 31 RESPONSE:

WE HAVE OMITTED THE RHETORICAL QUESTIONS.

    32. The basis for the statements in the paragraph preceding the table entitled "Summary of Payments and Savings" regarding benefits as to past tax losses, future tax losses, etc. should be made clear or the statements deleted. Please revise.

COMMENT 32 RESPONSE:

WE HAVE DELETED THESE STATEMENTS.

    33. The "Summary of Payments and Savings" on page 6 should be separately presented. The inclusion of Termination Refunds in the table is inappropriate and should be deleted. Such arrangements relate to agreements regarding the acquisition of the property management business of the general partners and their affiliates, not the acquisition of the Funds. Please revise to separate the disclosure so that investors will not be confused.

COMMENT 33 RESPONSE:

WE HAVE DELETED THIS SUMMARY.

    34. The statement that there is "no legal obligation for CAPREIT to make the $1,000,000 in payments to the General Partners provided in the Merger Agreement" appears inconsistent with section 2.3 of the Fourth Amended and Restated Plan of Merger. Please revise or advise.

COMMENT 34 RESPONSE:

WE HAVE REVISED THIS STATEMENT TO DELETE ANY REFERENCE TO LEGAL OBLIGATIONS.

$3,479,925 PAYMENT

    35. The disclosure should indicate that the fees were accrued under the terms of the partnership agreements of the Funds. Please revise.

COMMENT 35 RESPONSE:

THIS HAS BEEN REVISED AS REQUESTED.

TERMINATION REFUNDS, page 8.

    36. Please support the statement that the General Partners "almost certainly would not receive" these benefits if a transaction were effected with any other party. The staff notes that Dominium planned to include similar provisions in its offer (page 12).

COMMENT 36 RESPONSE:

WE HAVE ALTERED THE LANGUAGE AND ATTEMPTED TO EXPAND THIS EXPLANATION AT PAGES 10 AND 11.

    37. Please revise the statement that the General Partner "sold the right to manage" the properties to reflect that the Owner Partnership entered into management agreements with a CAPREIT affiliate and received and certain individual General Partners received a PORTION of the proceeds IN EXCHANGE for their interests in such management entity.

COMMENT 37 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    38. It appears that the characterization of the "Termination Refunds" as "savings" is unclear, particularly since the transaction relates to arrangements entered into between CAPREIT and affiliates of the general partners regarding the property management business. Please revise to more accurately reflect the nature of the Termination refunds.

COMMENT 38 RESPONSE:

WE HAVE DELETED REFERENCES TO "SAVINGS".

    39. The reasons why the general partners would be required to disclose whether their transactions with CAPREIT were at a fair price or represented a premium to CRI appears unclear, particularly since the transactions related to the sale of the management business and not the general partner interest in the Funds. Please revise to either provide an explanation of the relevancy of such disclosure to the investors or delete.

COMMENT 39 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    40. Clarify the disclosure regarding the transfer of properties to the Owner Partnerships to indicate that the properties were not initially owned either by the General Partners or affiliates until the Owner Partnerships were acquired upon default of some of the mortgage bonds. The inference in the carryover paragraph on page 9 that disclosure has not been provided or that the General Partners may have breached their fiduciary duties should either be supported or the statements deleted. The staff may have additional comment.

COMMENT 40 RESPONSE:

WE HAVE REVISED THIS EXPLANATION AS REQUESTED.

THE OWNER PARTNERSHIPS, page 9.

    41. Please clarify what "these payments" refer to in the second-to-last paragraph in this subsection (tax losses or potential increase in market value). Further, support the assertion that the Owner Partnerships would not be entitled to such payments if the transactions are not consummated.

COMMENT 41 RESPONSE:

WE HAVE REVISED THIS REFERENCE.

    42. In addition, as indicated above, the basis for the inclusion of the assertions regarding the tax losses must be supported. Please revise to conform with the comments above.

COMMENT 42 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    43. The staff notes the assertion and inference in the carryover paragraph on page 10 that the General Partners will be receiving funds that might otherwise be paid to the BAC Holders. Without a supportable basis for such a statement or inference, and in view of the fact that much of the payments are either unrelated to the acquisition of the Funds or related to accrued fees owed to the general partners, such statements should either be significantly revised or deleted. The staff may have additional comment.

COMMENT 43 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

THE GENERAL PARTNERS HAVE NOT ACTED IN A MANNER CONSISTENT WITH MAXIMIZING BAC HOLDER VALUE, page l0.

    44. Please disclose that the originally accepted $150 million Redemption Price was contingent upon obtaining a fairness opinion.

COMMENT 44 RESPONSE:

WE HAVE REVISED THIS REFERENCE.

    45. With respect to the discussion under this heading and in the various bullet paragraphs, see the above comments and revise the disclosure accordingly.

COMMENT 45 RESPONSE:

WE HAVE REVISED AS APPROPRIATE.

    46. Please clarify how the fourth bullet point supports the heading of this section. Revise or advise.

COMMENT 46 RESPONSE:

WE ARE ATTEMPTING TO ESTABLISH A PATTERN OF ACTIONS TAKEN BY OTHERS WHO HAVE ALSO PERCEIVED THAT THE GENERAL PARTNERS DID NOT ACT TO MAXIMIZE BAC HOLDER VALUE.

    47. With respect to Mr. Schwartzberg, disclose that he was not active as a general partner. Please revise.

COMMENT 47 RESPONSE:

THIS HAS BEEN REVISED AS REQUESTED.

    48. The basis for the questioning of the "legality" of the termination fees and reimbursement expenses in the sixth bullet point appears unclear. Please revise.

COMMENT 48 RESPONSE:

REFERENCES TO "LEGALITY" HAVE BEEN OMITTED.

    49. Disclose in the sixth bullet point that the General Partners were "originally'' unable to obtain a fairness opinion. Also, quantify the increase in the Redemption Price. The disclosure should also indicate that the General Partner's fairness determination speaks as of the date of the Schedule 13E-3 and proxy statement, not the date that the merger agreement was originally executed.

COMMENT 49 RESPONSE:

APPROPRIATE REVISIONS HAVE BEEN MADE.

    50. The staff notes the reference in the seventh bullet as to Dominium's attempt to make a "superior" proposal. Disclose what Dominium's bids were and whether it had any committed financing. Please revise.

COMMENT 50 RESPONSE:

WE HAVE MADE THIS DISCLOSURE IN THE INTRODUCTION.

    51. While the staff notes the continued discussion regarding the "original" proposal, since BAC Holders are voting on the revised proposal, the disclosure should be revised to set forth the amount of the revised proposals.

COMMENT 51 RESPONSE:

WE BELIEVE THAT THE REVISIONS SET FORTH IN RESPONSE TO COMMENT 49 HAVE SATISFIED THIS COMMENT.

    52. The basis for the statement in the carryover paragraph on page 13 that the existence of the various fees "effectively eliminates any chance that you would ever receive FULL VALUE for your interests," should be set forth or the statement deleted. The disclosure should indicate what "full value" means and how it is determined. The staff may have additional comment.

COMMENT 52 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    53. The assertion that $5 million (representing payments for accrued fees and possible termination refunds) is being "diverted" appears without support or explanation and should be deleted. In addition, the use of an example that is not based on the actual consideration is confusing and without support. If retained, the example should be based on actual consideration.

COMMENT 53 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    54. As indicated above, the way in which BAC Holders may realize upside potential either from the Bonds or an alternative transaction must be made clear. Similar revisions should be made on page 14 where the statements regarding "potential for appreciation" are included. Please revise.

COMMENT 54 RESPONSE:

WE HAVE REVISED THIS STATEMENT AS INDICATED ON PAGE 15.

    55. Further, the basis for the assertion that the General Partners have not exercised their "fiduciary duties" should be made clear or the statement deleted. Please revise.

COMMENT 55 RESPONSE:

WE HAVE DELETED THIS REFERENCE.

    56. Please revise the example in the first paragraph on page 13 to compare bid to bid prices (i.e., $200 to $190.3 million).

COMMENT 56 RESPONSE:

THE EXAMPLES HAVE BEEN DELETED.

    57. The basis for the assertion that some or all of the cash that the Funds' accumulated could have been distributed should be included. Such discussion should address what the tax treatment of any such distribution would be.

COMMENT 57 RESPONSE:

THE REFERENCE TO DISTRIBUTION HAS BEEN DELETED.

    58. The statement on page 14 regarding the lack of dissenter's rights should be revised to make clear that BAC holders would never have dissenter's rights under Delaware law.

COMMENT 58 RESPONSE:

UNDER DELAWARE LAW, THE BAC HOLDERS COULD HAVE BEEN PROVIDED WITH DISSENTER'S RIGHTS, BUT THE FUNDS' LIMITED PARTNERSHIP AGREEMENTS DON'T PROVIDE FOR THEM.
WE STATE THAT UNDER THE FUNDS' LIMITED PARTNERSHIP AGREEMENTS, THERE IS NO RIGHT TO DISSENT.

    59. Please revise the last paragraph on page 14 to disclose the additional contributions which will be made by CAPREIT and its affiliates, as disclosed in the Funds' Schedules 14A, to enable it to refund and, therefore, refinance the Mortgage Revenue Bonds.

COMMENT 59 RESPONSE:

THESE REVISIONS HAVE BEEN MADE AT PAGE 16.

THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH THE INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A GOOD DEAL, page 15.

    60. Please supplementally support that statement that at least $12.4 million of the transaction costs are being paid out of the Funds' reserves. Further, even if such costs are being paid out of the reserves, the costs are still being paid by CAPREIT. Please revise to clarify what the Partnership is implying here (i.e., if the Partnership is implying that the Funds do have resources necessary to undertake a refunding without CAPREIT (either by using a smaller portion of the revenue bonds or the reserves), so state).

COMMENT 60 RESPONSE:

THIS REFERENCE HAS BEEN OMITTED.

ALTERNATIVE 1, page 18.

    61. Please expand the discussion to state the reasons the Partnership believes an 8.0% to 9.0% capitalization rate is more appropriate than that selected by Oppenheimer. The staff may have additional comment.

COMMENT 61 RESPONSE:

REASONS FOR OUR CHOSEN CAPITALIZATION RATE ARE EXPLAINED IN THE PROXY STATEMENT AT PAGES 20 AND 21, WE HAVE SUBMITTED SUPPORTING MATERIALS FROM MARDELL AMUNDSON.

    62. Please disclose whether the Partnership believes the Minneapolis/St. Paul market is representative of all the markets in which the properties underlying the Mortgage Revenue Bonds are located. Further, disclose the percentage of the Funds' properties in this region. The staff may have additional comment.

COMMENT 62 RESPONSE:

THE CAPITALIZATION RATE ANALYSIS REPLACING THE APPRAISALS COVERS ALL PROPERTIES NATIONWIDE.

ALTERNATIVE 3, page 20.

    63. Please disclose the number of Properties underlying the Mortgage Revenue Bonds.

COMMENT 63 RESPONSE:

THIS INFORMATION IS DISCLOSED IN THE INTRODUCTION.

    64. The inclusion of table comparing an appraised value of the underlying properties with the valuations of Oppenheimer as to the value of the bonds appears inappropriate since the two valuations do not appear comparable. Please delete the table as currently presented.

COMMENT 64 RESPONSE:

THIS IS NOW ALTERNATIVE 1 AND WE HAVE REVISED THE TABLE TO COMPARE THE DIFFERENT CONCLUSIONS AS TO VALUE BASED ON OUR DIFFERENT CAPITALIZATION RATE ANALYSIS.

    65. As indicated above, all appraisals referred to in the proxy statement must be described in detail, in the manner required by Item 9 of Schedule 13E-3. Please significantly revise.

COMMENT 65 RESPONSE:

THE APPRAISAL ANALYSIS HAS BEEN DELETED AND REPLACED WITH A CAPITALIZATION RATE ANALYSIS, THE BACKGROUND FOR WHICH IS EXPLAINED AT PAGES 19 - 22.

    66. Please disclose what is meant by the heading "Fee Simple Tax Exempt Bonds." Also, please expand to disclose why the assumption of tax-exempt financing was made in the liquidation analysis and whether this is a valuation of the Mortgage Revenue Bonds or the Properties. Further, as requested above, provide all material assumptions underlying each of the valuation methodologies employed by Mardell Amundson, discuss each of the valuations and disclose the range of such valuations. The staff may have additional comment.

COMMENT 66 RESPONSE:

THIS CHART HAS BEEN DELETED. BACKGROUND MATERIALS FROM MARDELL AMUNDSON HAVE BEEN SUBMITTED TO SUPPORT OUR CAPITALIZATION RATE ANALYSIS. REFERENCES TO THE APPRAISALS HAVE BEEN DELETED.

ALTERNATIVE 4

    67. As indicated above, the disclosure should be revised to reflect the actions taken by the plaintiff's counsel and by the general partner's on behalf of the funds to market the Funds and the bonds. Upon review of your response, the staff may have additional comment.

COMMENT 67 RESPONSE:

WE HAVE DISCLOSED ON PAGE 25 OF THE DOMINIUM PROXY STATEMENT THE REFERENCES TO MARKETING EFFORTS DISCLOSED ON PAGES 22 AND 32 OF THE CRITEF PROXY STATEMENT.

    68.  The intent of Dominium should be clearly discussed under this heading.

COMMENT 68 RESPONSE:

DOMINIUM HAS MADE IT CLEAR AT VARIOUS POINTS IN THE PROXY STATEMENT THAT IT IS A FAILED BIDDER AND THAT ITS CURRENT INTEREST IS TO DEFEAT THE PROPOSED MERGERS BECAUSE THEY ARE NOT A GOOD DEAL FOR THE BAC HOLDERS, AND BECAUSE DOMINIUM MAY BE ABLE TO PARTICIPATE IN ACTIVITIES TO MAXIMIZE BAC HOLDER VALUE IF THE PROPOSED MERGERS ARE REJECTED. DOMINIUM DOES NOT HAVE ANY PRESENT INTENT TO PROPOSE AN ALTERNATIVE TO THE PROPOSED MERGERS, BUT IT BELIEVES THAT ALTERNATIVES EXIST THAT THE GENERAL PARTNERS WERE NOT DILIGENT ENOUGH ABOUT EXPLORING. THIS IS STATED THROUGHOUT.

    69. The basis for challenging the reasonableness of the assumptions employed by Oppenheimer in their analysis should be included. Please revise.

COMMENT 69 RESPONSE:

ADDITIONAL SUPPORT FOR OUR THEORY THAT THE APPROPRIATE CAPITALIZATION RATES FOR THE PROPERTIES SHOULD BE LOWER IS ON PAGE 21. WITH RESPECT TO EXCESS AVAILABLE CASH, WE ARE SIMPLY POINTING OUT, ON PAGE 27, THAT THIS IS NOT PROVIDED FOR IN THE OPPENHEIMER FAIRNESS OPINIONS.

    70. The basis for the assertion on page 24 that the Funds are essentially selling the properties to CAPREIT is unclear. See the staff comment above. The staff may have additional comment.

COMMENT 70 RESPONSE:

WE DELETED THIS REFERENCE.

    71. The reference to value in the third bullet on page 24 should indicate whether the value is of the property or the bonds. Further, since the Funds own the bonds, not the properties, the relationship of the value of the properties to the value of the bonds should be made clear, including disclosure of the terms of the bonds themselves.

COMMENT 71 RESPONSE:

WE DELETED THIS REFERENCE.

BACKGROUND TO THE PROPOSED MERGER

    72. The introductory paragraph should make clear that certain information has been included by Dominium itself and the body of the discussion should identify those matters that are taken from the CRITEF proxy. Please revise.

COMMENT 72 RESPONSE:

APPROPRIATE ADJUSTMENTS HAVE BEEN MADE TO THIS SECTION CONSISTENT WITH THIS COMMENT, INCLUDING SPECIFIC PAGE CITATIONS TO THE CRITEF PROXY STATEMENT.

INFORMATION ABOUT DOMINIUM

    73.  State the dates on which the Partnership purchased their BACs.

COMMENT 73 RESPONSE:

THIS HAS BEEN ADDED AT PAGES 1 AND 28.

    74.  Provide the disclosure required by Item 5(a) and (b) of Schedule 14A.

COMMENT 74 RESPONSE:

TO SATISFY ITEM 5(a), STATEMENTS HAVE BEEN ADDED TO PAGES 1 AND 29 TO THE EFFECT THAT NONE OF THE PARTICIPANTS INDIVIDUALLY OWN ANY BACS. WE DO NOT BELIEVE THAT THE INFORMATION REQUIRED BY ITEM 5(b) IS RELEVANT BECAUSE THIS IS NOT A SOLICITATION SUBJECT TO RULE 14A-11.



                                   *    *    *    *



    Because this is a contested proxy solicitation and time is of the utmost urgency, I would respectfully request that the Staff review the enclosed at the soonest available opportunity.

    David Vander Haar of this office (612-336-3489) or I am available to address any questions or concerns which may arise regarding this submission.


                                       Sincerely,



                                       Andrew J. Ritten


AJR:ajr
Enclosures
M1:0187108.02
cc: Amy Meltzer Starr
    Paul R. Sween
    Paul H. Ravich
    Arthur B. Crozier
    David M. Vander Haar
    Thomas L. Kimer
    Robert L. Schnell, Jr.
    Karen E. Wilson

_______________________________________________________________________________



               MEETINGS OF HOLDERS OF BENEFICIAL ASSIGNEE CERTIFICATES
                                          OF
                       CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                                 LIMITED PARTNERSHIP
                                         AND
                     CAPITAL REALTY INVESTORS TAX EXEMPT FUND III
                                 LIMITED PARTNERSHIP
                                   OCTOBER 29, 1996
                    _____________________________________________

                                   PROXY STATEMENT
                                          OF
                           DOMINIUM TAX EXEMPT FUND L.L.P.
                    _____________________________________________

                       IN OPPOSITION TO THE PROPOSED MERGERS OF
             CAPITAL REALTY INVESTORS TAX EXEMPT FUND LIMITED PARTNERSHIP
         AND CAPITAL REALTY INVESTORS TAX EXEMPT FUND III LIMITED PARTNERSHIP
            WITH AND INTO AFFILIATES OF CAPITAL APARTMENT PROPERTIES, INC.


_______________________________________________________________________________

                                 TABLE OF CONTENTS


INTRODUCTION............................................................     1

REASONS TO VOTE AGAINST THE PROPOSED MERGERS............................     7

  1.  THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF
      INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED
      MERGERS...........................................................     8

  2.  WE BELIEVE THE GENERAL PARTNERS HAVE NOT ACTED IN A
      MANNER CONSISTENT WITH MAXIMIZING BAC HOLDER VALUE................    12

  3.  THE STRUCTURE OF THE PROPOSED MERGERS DOES NOT
      ALLOW THE BAC HOLDERS TO TAKE ADVANTAGE OF ANY IMPROVEMENT
      IN THE PROPERTIES' ABILITY TO GENERATE TAX-EXEMPT INCOME..........    15

  4.  THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH THE
      INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A
      GOOD DEAL FOR YOU.................................................    16

  5.  WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE
      SUPERIOR TO THE PROPOSED MERGERS..................................    19

YOU SHOULD NOT RELY ON THE FAIRNESS OPINIONS AS A SUBSTITUTE FOR YOUR
OWN ANALYSIS OF WHETHER THE TRANSACTIONS ARE IN YOUR INTEREST...........    26

YOU SHOULD NOT RELY ON PLAINTIFFS' CLASS ACTION LAWSUITS AS A SUBSTITUTE
FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS ARE IN YOUR INTEREST..    27

INFORMATION ABOUT DOMINIUM..............................................    28

BACKGROUND TO THE PROPOSED MERGER.......................................    30

ADDITIONAL INFORMATION CONCERNING THE TRANSACTION PROPOSALS.............    34

VOTE REQUIRED AND VOTING PROCEDURES.....................................    35

SOLICITATION EXPENSES...................................................    37

                                     INTRODUCTION


     This Proxy Statement, dated as of   October [__], 1996, which is first
being mailed to holders ("BAC Holders") of Beneficial Assignee Certificates ("BACs") on or about October [__], 1996, is furnished by Dominium Tax Exempt Fund L.L.P., a Minnesota limited liability partnership ("Dominium"), in opposition to the proposed mergers (each a "Proposed Merger" and collectively the "Proposed Mergers") of each of Capital Realty Investors Tax Exempt Fund Limited Partnership ("Fund I-II") and Capital Realty Investors Tax Exempt Fund III Limited Partnership ("Fund III" and together with Fund I-II, the "Funds") with and into two separate entities affiliated with Capital Apartment Properties, Inc. ("CAPREIT").



     Dominium owns 100 BACs in each of the two series of BACs issued by Fund I-II and 100 BACs in Fund III. All of Dominium's BACs were acquired on or about August 26, 1996. Dominium is affiliated with Dominium Management Services, Inc., a Minnesota corporation owned by Jack W. Safar and David L. Brierton. Mr. Safar and Mr. Brierton are partners in Dominium, along with Paul R. Sween and Armand E. Brachman. Mr. Sween and Mr. Brachman are employees of Dominium Management Services. Messrs. Safar, Brierton, Sween and Brachman are the participants in this proxy solicitation. The participants do not own any BACs individually.



     As discussed further hereafter, Dominium previously attempted to acquire the Funds through a transaction comparable to the Merger Proposals, but at a superior price. It did not obtain financing. Nevertheless, Dominium is opposing the Proposed Mergers because it believes the Proposed Mergers are not in the interest of the BAC Holders. Dominium is not presently pursuing financing, nor does it have any present plans to make a superior proposal. Although it is not presently pursuing financing or a superior proposal, Dominium believes that there may be some opportunity to effect a transaction with the Funds if there is a "level playing field" or to assist the Funds in maximizing BAC Holder value if the Proposed Mergers are not approved.



     Dominium views the Proposed Mergers as essentially real estate transactions. We believe this for the following reasons. Affiliates of CAPREIT are seeking to acquire your BACs and gain the entire ownership interest in the Funds. The only assets owned by Funds are eighteen mortgage revenue bonds (the "Mortgage Revenue Bonds"). The only security for the Mortgage Revenue Bonds are eighteen properties containing multi-family housing (the "Properties"). The Properties generate income with which to pay the interest and principal owing on the Mortgage Revenue Bonds. Fifteen of the eighteen Properties are owned by partnerships (the "Owner Partnerships") which were organized by and owned entirely by affiliates of the general partners of the Funds (the "General Partners") and in connection with the Proposed Mergers, CAPREIT or its designee will have the right to obtain title to the Properties owned by the Owner Partnerships. Effectively, as a result of the Proposed Mergers, affiliates of CAPREIT will acquire ownership of the Funds and CAPREIT or its designee will acquire or have the right to obtain title to the Properties owned by the Owner Partnerships.



     Since the sole assets of the Funds are the Mortgage Revenue Bonds, we believe that the value of the BACs is driven by the value of the Mortgage Revenue Bonds. We believe that the value of the Mortgage Revenue Bonds in turn is driven by the ability of the Properties to generate income to pay off the Mortgage Revenue Bonds. Since the value of the Properties is driven by the ability of the Properties to generate income, the more valuable the Properties, the more valuable the Mortgage Revenue Bonds and the more valuable the BACs.



     Dominium attempted to acquire the Funds beginning in the end of February 1996, concentrating its efforts in earnest in May 1996. We first made a proposal to the General Partners on June 28, 1996. However, we failed to obtain financing for that proposal within the timeframe that we believed possible. As previously noted, we are not presently pursuing financing for an alternative proposal and, if the Proposed Mergers are not approved by the BAC Holders, there can be no assurances that we would ever be able to obtain financing or even have the opportunity to make another proposal. In connection with our efforts, we concluded, however, that (1) we believed that you should receive a higher price than that being paid by CAPREIT for the BACs in the Proposed Mergers because of the value of the underlying Properties securing the Mortgage Revenue Bonds and (2) the termination fees, expense reimbursement provisions and inducements to your General Partners to proceed with the Proposed Mergers made it unlikely that we would be able to complete a transaction even if we were able to obtain financing and represent substantial barriers to competing proposals.



     Even though the sole assets of the Funds are the Mortgage Revenue Bonds, we believe that the value of the Properties owned by the Owner Partnerships is relevant to the BAC Holders in their consideration of the Proposed Mergers for two reasons. First, we believe that it would be relevant to any prospective acquiror who might be interested in acquiring the Funds on terms similar to that proposed by your General Partners. Under the terms of the Merger Agreements, CAPREIT is effectively acquired both the Funds in which you own BACs and the fifteen Properties owned by the Owner Partnerships. There can be no assurances if the Proposed Mergers are rejected that anyone else would be willing to acquire the Funds, that we would be able to make a proposal, or that any such proposal would be for a higher price than that in the Proposed Mergers. However, in assessing the likelihood of whether someone else would make a proposal at a higher price we believe that the value of the Properties owned by the Owner Partnerships is material. Since, under a comparable transaction to that proposed by CAPREIT, a potential acquiror would acquire both the Funds and the underlying Properties owned by the Owner Partnership, it was our conclusion that in assessing the price that could be paid for the BACs one must look primarily to the value of the Properties. Second, we believe that the value of the Properties owned by the Owner Partnerships is directly relevant to whether the other alternatives that your General Partners considered and rejected, might be superior alternatives for the BAC Holders.

     For example, if the Funds were to be liquidated in an orderly manner, the value of the Properties owned by the Owner Partnerships directly affects the liquidation proceeds that would be available to the Funds. Pursuant to the terms of the Mortgage Revenue Bonds, the Funds retain the right at any time to foreclose on the mortgage loans because of continuing defaults and thus to acquire the Properties owned by the Owner Partnerships.
Consequently, in an orderly liquidation, the Funds would be able to liquidate the Properties owned by the Owner Partnerships. Similarly, in a scenario where the Mortgage Revenue Bonds are held to maturity and then liquidated, the value of the Properties owned by the Owner Partnerships would affect the amounts received by the BAC Holders.



     Finally, if the Funds are not liquidated, one alternative is to refinance the Mortgage Revenue Bonds. The ability to refinance the Mortgage Revenue Bonds again turns, at least in part, on the value of the Properties owned by the Owner Partnerships since these Properties are the sole security for the Mortgage Revenue Bonds and the sole source of revenue. Moreover, to the extent the Properties are or become more valuable, this value is inextricably tied to the cashflow generated by the Properties (which in turn inures to the benefit of the BAC Holders because of the potential ability to make increased payments of accrued interest). As a result, even if your General Partners believe the best alternative to the Proposed Mergers is to do nothing, we believe the cash flow that the Properties can generate directly impacts the value of the BACs. In turn, the value of the Properties is largely determined by the cash flow that can be generated by the Properties.



     If you vote against the Proposed Mergers, there can be no assurances that your General Partners will pursue any of the alternatives that are discussed herein in more detail or, if they pursue such alternatives, that you will be able to achieve a higher price for your BACs. Nor can there be any assurances that the value of the Properties or the cash flow generated by the Properties and payable to the BAC Holders will not be impacted by adverse economic changes or other changes in the real estate market or in the laws and regulations governing tax-exempt financing. As discussed herein, there are risks associated with not approving the Proposed Mergers as well as possible benefits. Your General Partners do, however, have a fiduciary obligation to maximize BAC Holder value. And in assessing whether to vote for the Proposed Mergers, we believe you should consider both the history of these transactions and alternatives which could be pursued in determining whether to support the Proposed Mergers. We believe you also need information about the value of the Properties to assess whether to support the Proposed Mergers. We urge you to read carefully the CRITEF Proxy Statement, as well as this proxy statement.

_______________________________________________________________________________

     WE BELIEVE YOU SHOULD VOTE AGAINST THE PROPOSED MERGERS FOR THE FOLLOWING REASONS:

     - CONFLICTS OF INTEREST


          -- YOUR GENERAL PARTNERS WILL RECEIVE APPROXIMATELY $4,500,000 IN DIRECT PAYMENTS



          -- YOUR GENERAL PARTNERS AND CAPREIT DO NOT HAVE AN ARM'S LENGTH RELATIONSHIP



     - WE BELIEVE YOUR GENERAL PARTNERS HAVE NOT MAXIMIZED PAYMENTS TO THE BAC HOLDERS



          -- NEVER EXPOSED PROPERTIES TO THE MARKET BEFORE AGREEING TO SIGNIFICANT TERMINATION FEES AND EXPENSE REIMBURSEMENT PROVISIONS


          --  NEVER USED THE SERVICES OF A REAL ESTATE BROKER

          --  NEVER HAD THE PROPERTIES APPRAISED


          -- SIGNED THE ORIGINAL MERGER AGREEMENTS WITHOUT THE BENEFIT OF ANY FAIRNESS OPINIONS (ALTHOUGH SUBJECT TO DELIVERY OF A FAIRNESS OPINION)



          --  AGREED TO TERMINATION FEES OF $4.5 MILLION ($2.25 MILLION PER
              FUND) AND EXPENSE REIMBURSEMENT PROVISIONS OF A MAXIMUM OF $5.2 MILLION ($2.6 MILLION PER FUND)



         -- THESE TERMINATIONS FEES AND EXPENSE REIMBURSEMENT PROVISIONS REPRESENT A POTENTIAL $9.7 MILLION HANDICAP TO ANOTHER BIDDER

         --  YOU WILL HAVE NO ABILITY TO PARTICIPATE IN UPSIDE POTENTIAL
             AND YOU WILL NO LONGER RECEIVE TAX-EXEMPT INCOME FROM THE FUNDS



         -- WE BELIEVE THE BACS ARE WORTH SUBSTANTIALLY MORE THAN THE BAC HOLDERS ARE RECEIVING AND YOUR GENERAL PARTNERS SHOULD CONSIDER OTHER ALTERNATIVES TO THE PROPOSED MERGERS



      As discussed hereafter, for these and other reasons, we believe you should clearly vote no on the proposed mergers and direct your General Partners to pursue other alternatives which will maximize BAC holder value.



     THERE ARE, HOWEVER, CERTAIN RISKS IN NOT APPROVING THE PROPOSED MERGERS. WE BELIEVE THE PRINCIPAL RISKS ARE THE FOLLOWING:



     1. If the Proposed Mergers are not adopted the per unit price at which the BACs are traded on the American Stock Exchange may drop. As with any investment, there can be no assurances that the price would recover in the short or long term.



     2. Your General Partners may choose not to pursue any alternatives to the Proposed Mergers if the Proposed Mergers are defeated and there can be no assurances that if they elect to pursue alternatives to the Proposed Mergers that you will receive higher consideration for your BACs than that being offered in the Proposed Mergers.



     3. We believe in any event that no one is likely to close on an alternative proposal for at least 270 days after termination of the Merger Agreements because of the termination fees and expenses that would be due CAPREIT. We do not presently have the financing to pursue an alternative proposal if that opportunity were available. Given our views as to the values of the properties securing the mortgage revenue bonds, we believe we would be interested in pursuing such an alternative proposal. However, we are not committed to pursuing such a proposal nor can there be any guarantee that we would be able to finance such a proposal.



     4. Just as we believe there is a chance for appreciation in the value of the BACs by positive changes in the economy, the value of the real estate market generally or the value of the apartments securing the Mortgage Revenue Bonds specifically, adverse changes in the economy, in the value of the real estate market generally or the value of the apartments securing the Mortgage Revenue Bonds specifically could adversely affect the value of the BACs.

     5. Although we are not aware of pending or proposed changes in tax laws or regulations which would impact the tax-exempt status of interest on the Mortgage Revenue Bonds, changes in tax laws or regulations could adversely affect the value of the BACs.



     6. The costs and expenses of the Oppenheimer Fairness Opinions and relating legal and accounting fees, the legal and accounting fees incurred in negotiating the Merger Agreements and reimbursement for certain overhead costs of the General Partners and their affiliates will be borne by the Funds even though the Proposed Mergers are not approved.


_______________________________________________________________________________

     This Proxy Statement and the enclosed blue proxy card are being furnished to the BAC Holders in connection with the solicitation of proxies by Dominium to vote against the Proposed Mergers and related matters at the meetings of BAC Holders of Fund I-II and Fund III to be held at 9:00 a.m. and 10:00 a.m., respectively, local time, on October 29, 1996 at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and at any adjournments or postponements thereof (each a "Meeting" and collectively the "Meetings").

     At the Meetings, BAC Holders of Fund I-II will vote on the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates Limited Partnership, a Delaware limited partnership and the general partner of Fund I-II (the "Fund I-II GP") and Watermark Partners, L.P., a Delaware limited partnership and affiliate of CAPREIT; and BAC Holders of Fund III will vote on the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates Limited Partnership, a Delaware limited partnership and the general partner of Fund III (the "Fund III GP" and together with the Fund I-II GP, the "General Partners") and Watermark III Partners, L.P., a Delaware limited partnership and affiliate of CAPREIT (each a "Merger Agreement" and collectively the "Merger Agreements"). The aggregate consideration offered to the BAC Holders under the Proposed Mergers (net of legal fees for certain litigation) is approximately $160.3 million, subject to possible upward adjustment. Also, BAC Holders of each Fund will vote on proposals (the "New Partner Proposals") to approve, with respect to each Fund, (a) the sale of the general partner interest held by each Fund's General Partner to a wholly-owned subsidiary of CAPREIT in exchange for $500,000, and the substitution of such wholly-owned subsidiary as general partner of each Fund and (b) the issuance of a limited partner interest in each Fund to CAPREIT or its designee in exchange for the contribution to such Fund of real property or other assets, in each case, to occur concurrently with the Proposed Mergers, and certain amendments to the respective Agreements of Limited Partnership of the Funds expressly to authorize the foregoing. The Proposed Merger and New Partner Proposal for each Fund are collectively referred to herein as the "Transaction Proposals" with respect to each Fund.

     We believe that the Transaction Proposals are not fair to or in the best interest of the BAC Holders and that BAC Holders should vote against the Transaction Proposals. We believe that there is no compelling reason to engage in a transaction of this type at the present time. Even if some transaction should be effected, we believe that the aggregate consideration to be paid to BAC Holders in connection with the Proposed Mergers (the "Redemption Price") is inadequate. We believe that the consideration to be paid in connection with the New Partner Proposals is unwarranted, and that these payments, as well as certain other inducements for the General Partners to proceed with and advocate for the Transaction Proposals, create a conflict of interest for the General Partners. We believe these conflicts prevent the General Partners from objectively evaluating the Transactions Proposals. We believe that you should carefully review each General Partner's conclusion that the Transaction Proposals are fair to and in the best interest of the BAC Holders and that the consideration payable to the BAC Holders in connection with the Proposed Mergers is fair. We believe that you should conclude after careful review of the facts, as we have, that THIS DEAL IS NOT FOR YOU.


     We urge you to vote against the Transaction Proposals by completing and executing the enclosed blue proxy card in accordance with the instructions contained therein. For a Proxy to be effective a BAC Holder must deliver his or her Proxy at any time prior to the Meeting of the Fund, or any adjournment thereof, addressed to:


                             Dominium Tax Exempt Fund L.L.P.
                             c/o Georgeson & Company Inc.
                             Wall Street Plaza, 30th Floor
                             New York, New York 10005

     A self-addressed, stamped envelope for the return of the Proxy has been included.


                REASONS TO VOTE AGAINST THE PROPOSED MERGERS

     Dominium opposes the Proposed Mergers and is hereby asking for your vote to oppose them as well. Dominium believes that the Proposed Mergers and the related proposals are unfair to and not in the best interests of the BAC Holders and that the Redemption Price is inadequate. Dominium believes you should vote against the Proposed Mergers and the related transactions for five primary reasons:

     (1) The General Partners have significant conflicts of interest and inducements to proceed with the Proposed Mergers;


     (2) We believe the General Partners have not acted in a manner consistent with maximizing BAC Holder value;



     (3) The structure of the Proposed Mergers does not allow the BAC Holders to continue to receive tax-exempt income or to take advantage of any upside potential for the Funds;

     (4) As discussed hereafter, we believe that the General Partners have not provided you with all of the information necessary for you to determine whether the Proposed Mergers are a good deal; and



     (5) We believe that there are alternatives which may be superior to the Proposed Mergers.


1. THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS.


     Each of the General Partners of the Funds (and CAPREIT) maintain that the proposed transactions are fair to and in the best interest of the BAC Holders and that the Redemption Price payable to the BAC Holders of its respective Fund is fair. However, you should be aware and take into consideration that each General Partner has significant conflicts of interest and inducements to proceed with the Proposed Mergers. The conflicts and inducements include:


     - CAPREIT has agreed to pay to each General Partner $500,000 ($1,000,000 in the aggregate) in exchange for their general partnership interests. Absent the Merger Agreements, if the Funds were liquidated as of June 30, 1996, Fund I-II GP would have received only a nominal amount and Fund III GP would have received nothing for its general partnership interests.


     - CAPREIT has agreed to pay to CRI, Inc. ("CRI") and CRIIMI MAE Services Limited Partnership ("CRIIMI"), affiliates of the General Partners, at least $3,479,925, for certain accounts receivable consisting of the accrued mortgage servicing and administration fees ("Accrued Fees") owed by certain affiliates of the General Partners which CRI and CRIIMI probably would not get if the Transaction Proposals are not approved.


     - At the time the General Partners commenced discussions with CAPREIT about a possible transaction, affiliates of the General Partners held up to a 22% residual profits interest in AP CAPREIT
        Partners, L.P. ("AP CAPREIT"), an affiliate of CAPREIT. The President of CAPREIT, Mr. Richard L. Kadish, who, according to the proxy statement sent to you by the Funds (the "CRITEF Proxy Statement"), first suggested a transaction with CAPREIT in January 1995, was an employee of CRI working directly with the Funds until January 1994.

     - As admitted in the CRITEF Proxy Statement, William B. Dockser ("Dockser") and H. William Willoughby ("Willoughby"), the sole shareholders of CRI, finally broke off negotiations with CAPREIT on April 15, 1995 (after three months of discussions) until the interest of CRI and certain of its affiliates in

        AP CAPREIT was redeemed in order to "avoid even the appearance of a conflict of interest". However, we believe the deal that they ultimately struck with CAPREIT involves a direct conflict of interest by your General Partners because completing the Transaction
        Proposals could potentially save CRI affiliates over $1 million in certain termination refunds described below.



     $1,000,000 PAYMENT



     Absent the Merger Proposals, the general partnership interests of the General Partners have at best nominal value. These payments were negotiated by the General Partners for their benefit in the context of striking the Merger Agreement terms. Because CAPREIT is obviously willing to spend these additional sums to consummate the Proposed Mergers, these funds could have been paid to the BAC Holders and not to the General Partners. Of the $1,000,000 that will be paid to the General Partners ($500,000 to each of them), according to the CRITEF Proxy Statement, Messrs. Dockser, Willoughby and Martin C. Schwartzberg, formerly a general partner and currently a limited partner in the Fund I-II GP ("Schwartzberg"), will each receive approximately 25%, CRI will receive a very small percentage and the remainder goes to general partnerships comprised of current and former employees of CRI, including the President of CAPREIT, Mr. Kadish.


     $3,479,925 PAYMENT


     CAPREIT has agreed to purchase from CRI and CRIIMI, affiliates of the General Partners, for $3,479,925 in cash certain Accrued Fees on the effective date of the Proposed Mergers (the "Effective Date"). The payments payable to CRIIMI will increase each month after September 30, 1996 through the Effective Date. These Accrued Fees have accrued pursuant to the limited partnership agreement of each Fund and are subordinated on a current basis, loan by loan, to payment of full base interest, plus any unpaid base interest and interest thereon, on the Mortgage Revenue Bonds owned by the Funds. This means that, as acknowledged in the CRITEF Proxy Statement, it is possible (and Dominium believes likely) that in the absence of the Proposed Mergers, these affiliates of the General Partners would not get substantial payments, if any, on these Accrued Fees in the near future. Moreover, in order to receive these fees more than $31 million of cumulative unpaid base interest (as of June 30, 1996), plus interest thereon, would first have to be paid to the Funds.



     The consideration payable to CRI for its Accrued Fees is, with respect to Fund I-II, $511,680 in the case of Series I, and $770,835 in the case of Series II, and, with respect to Fund III, $667,485. The consideration payable to CRIIMI for its Accrued Fees is, with respect to Fund I-II, $332,460, in the case of Series I, and $489,120 in the case of Series II, and with respect to Fund III, $708,345, representing 100% of the Accrued Fees payable to CRIIMI through September 30, 1996.

     Your General Partners negotiated these payments at the same time they were negotiating the Redemption Price. While we believe there is no basis for the payment of over $3 million to these affiliates of your General Partners in connection with the Proposed Mergers, you should be aware that your General Partners originally agreed to terms which would have resulted in payments in excess of $4.5 million to their affiliates for these Accrued Fees. These payments were only reduced as a part of settlement of two plaintiffs' class action lawsuits brought against your General Partners (the fees and expenses of which you are being required to pay out of the Redemption Price).


     CRI AND CAPREIT'S CLOSE RELATIONSHIP


     CAPREIT was originally formed by CRI in late 1993 for the purpose of acquiring, owning and managing a portfolio of multi-family real estate properties. CAPREIT was acquired by AP CAPREIT on January 31, 1994 only months after its founding. Within one year of AP CAPREIT's acquisition, CAPREIT was "negotiating" to purchase the Funds. In January 1995, when your General Partners were apparently first approached regarding the possible acquisition of the Funds by CAPREIT, not only were CRI and certain of CRI's affiliates owners of a 22% residual profits limited partnership interest (contingent on the occurrence of certain events and meeting certain hurdle rates) in AP CAPREIT, but Messrs. Dockser and Willoughby (the sole shareholders of CRI), were two of seven directors of CAPREIT. Although CRI and CAPREIT share the same Maryland office address and Mr. Kadish, the President of CAPREIT, was an employee of CRI until 1994, the CRITEF Proxy Statement states that they first discussed a possible transaction in Phoenix, Arizona at a convention of the National Multi Housing Council. We think this close relationship does not support your General Partners' claims of arm's length negotiations.


     TERMINATION REFUNDS


     As a consequence of the Proposed Mergers, CRI and certain of its
affiliates are receiving a benefit in excess of $1,000,0000 that they   most
likely would not receive if a transaction were effected with any other party.
 Notwithstanding your General Partners' stated concern to avoid "even the appearance of a conflict of interest", on June 30, 1995, CRI agreed to sell its interest in AP CAPREIT for an aggregate consideration of $4,750,000, subject to repayment of up to $3,900,000 ("Termination Refunds") if certain property management contracts are terminated under certain circumstances. Some of these property management contracts allow an affiliate of CAPREIT called CAPREIT Residential Corp. ("CAPREIT Residential") to manage, on behalf of the Owner Partnerships, fourteen of the Properties that secure the Mortgage Revenue Bonds. It is likely that a comparable transaction between the Funds and anyone other than CAPREIT would trigger Termination Refunds. This is because in a comparable transaction an acquirer of the Funds would also acquire the right to acquire the properties owned by the Owner Partnerships. Pursuant to the terms of the management agreements, the new owner could terminate these contracts (which is generally permitted upon thirty days notice) and designate its own property management company instead of CAPREIT Residential. However, CRI and CAPREIT agreed that the portion of the Termination Refunds relating to the Properties that secure certain Mortgage Revenue Bonds held by the Funds in the original aggregate amount of $1,313,864 (which amount decreased after June 30, 1996 to $1,149,631, and will continue to decrease after June 30 of each succeeding year) would not be due if the Proposed Mergers were consummated with CAPREIT. As a consequence, if the Proposed Mergers are effected, we believe CRI and certain affiliates of CRI are receiving a benefit in excess of $1,000,000 that they most likely would not receive in a transaction with any party other than CAPREIT.



     THE OWNER PARTNERSHIPS



     The Properties securing the Mortgage Revenue Bonds were originally owned by unrelated third parties. Fifteen of these original unaffiliated owners defaulted on their obligations under the Mortgage Revenue Bonds triggering foreclosure rights by the Funds. According to the CRITEF Proxy Statement, because of these defaults, Messrs. Dockser and Willoughby established the Owner Partnerships to acquire legal title to the Properties in part to prevent the loss of tax-exempt interest on the Mortgage Revenue Bonds that would have resulted had the Funds acquired title. The Owner Partnerships acquired title from the prior owners via deeds in lieu of foreclosure or otherwise.



     The General Partners maintain that the Owner Partnerships, and their respective owners (Messrs. Dockser and Willoughby), have never received any material benefits, directly or indirectly, in connection with owning the
Properties that secure the Mortgage Revenue Bonds.   The General Partners
concede that as the deal has been structured, if the fair market value of the Properties were to substantially increase prior to the time CAPREIT exercises its options to acquire such Properties, any such increase in value in excess of the indebtedness and accrued interest owing on the respective Properties may benefit the owners of the Owner Partnerships (i.e., affiliates of your General Partners). Moreover, in connection with the Proposed Mergers, at the option of CAPREIT, each of the Owner Partnerships has agreed to one of the following courses of action: (a) to sell, assign or transfer the partnership interests in or the real property and other assets of such Owner Partnerships to CAPREIT or its designee for no additional consideration, (b) to admit CAPREIT or its designee as the managing general partner, whereupon the general partner interest of the current general partners will be converted into limited partnership interests or (c) to sell all of the limited partnership interests to CAPREIT at any time within five years from the Effective Date at the then fair market value (based on the fair market value of the partnership property as encumbered by the mortgage loans thereon). Your General Partners have made no disclosure as to why they have structured these transactions involving their affiliates in this complex manner, whether any of the alternatives would result in material benefits to these affiliates or which alternative CAPREIT presently intends to follow.

     We believe your General Partners have not adequately justified the $4.5 million in payments to the General Partners and/or their affiliates. We also believe that these transactions constitute material inducements for the General Partners to recommend the Proposed Mergers, irrespective of whether these transactions are fair to the BAC Holders.



2. WE BELIEVE THE GENERAL PARTNERS HAVE NOT ACTED IN A MANNER CONSISTENT WITH MAXIMIZING BAC HOLDER VALUE.


     In addition to the conflicts of interest and inducements for the General Partners to recommend the Proposed Mergers, we believe that the General Partners have not acted in a manner consistent with maximizing BAC Holder value. Consider the following:


     - Your General Partners apparently conducted negotiations on an exclusive basis with CAPREIT from January 1995 until September 11, 1995. During that period they never actively solicited other purchasers for either the BACs or the Properties, publicized that the Properties or the BACS were for sale, contacted qualified real estate brokers or attempted to actively market the Properties or BACS in any way. They did this in spite of their conflicts of interest and the inducements being offered by CAPREIT to proceed with the Proposed Mergers and notwithstanding that CAPREIT apparently did not propose an initial Redemption Price until August 1995 and then offered only $145 million.


     - Your General Partners entered into Merger Agreements with CAPREIT on September 11, 1995 apparently without ever having valued the Properties or, if they did value the Properties, they haven't advised you or their investment banker of their views as to the values of the Properties.


     - Your General Partners initially agreed to a Redemption Price of $150 million contingent upon obtaining a fairness opinion, but without ever having received a fairness opinion or explaining to you their rationale for why they believed this was a fair price for the BAC Holders.



     - Your General Partners were promptly sued in two separate class action lawsuits brought on behalf of the BAC Holders. An inactive general partner of the Fund I-II GP, Martin C. Schwartzberg, also brought litigation alleging, among other things, that the Proposed Mergers were not in the best interest of the BAC Holders and filed a preliminary proxy statement with the Securities and Exchange Commission urging that BAC Holders vote against the Proposed Mergers. (As part of the settlement of the litigation, Mr. Schwartzberg has agreed not to oppose the Proposed Mergers and certain payments to Mr. Schwartzberg are conditioned upon your approval of the Proposed Mergers.)

     - Despite the fact that the $150 million Redemption Price in the September 11, 1995 Merger Agreements was so inadequate that it was unable to support a fairness opinion, at the time your General Partners entered into the Merger Agreements, they also agreed to termination fees of $4.5 million, to reimburse CAPREIT for up to $4 million of expenses under certain circumstances (which have now been increased to $5.2 million), and not to solicit other proposals. They agreed to these termination fees, expense reimbursement and nonsolicitation provisions even though CAPREIT did not have committed financing and had not completed its due diligence investigation. As revealed in the CRITEF Proxy Statement, at the time the original Merger Agreements were signed, CAPREIT's financing was based on a term sheet from a financial institution that after several months ultimately declined to provide CAPREIT with financing.


     - Notwithstanding that your General Partners were originally unable to obtain a fairness opinion (although they have fairness opinions with respect to the present Redemption Price), that they were sued in two plaintiffs' class action suits, that CAPREIT's initial financing fell through and that they had significant conflicts of interest, your General Partners have repeatedly extended the termination date of the Merger Agreements. Though these extensions have been accompanied by increases in the Redemption Price in the aggregate amount of $10.3 million (net of legal fees), your General Partners have also raised the hurdles for other potential purchasers of the Funds by increasing the maximum amount of expenses reimbursable to CAPREIT to $5.2 million. Considering the termination fees and expense reimbursement provisions agreed to by your General Partners, just to offer a net amount to the BAC Holders equivalent to the amount being offered by CAPREIT, any other party proposing an alternative transaction would have to offer up to $9.7 million more than CAPREIT while these provisions are in effect.



     - In each instance in which the Redemption Price has been raised (except possibly for the most recent $1.5 million increase and minor technical adjustments) your General Partners have only been able to "negotiate" a higher price when external pressure has forced the issue. They initially raised the price by $8.5 million in negotiating a settlement to the plaintiffs' class action lawsuits (although they agreed that up to 20% of the improvements negotiated in connection with such lawsuits could go directly to the plaintiffs' lawyers and not to the BAC Holders). They then negotiated for another $2 million increase in the Redemption Price in order to further induce the plaintiffs' lawyers to settle their class action lawsuits after substantial delays caused by our failed efforts to make a superior proposal.

     We believe that your General Partners' agreement to a transaction that caps the amounts paid to BAC Holders for excess cash owned by the Funds even though such cash was earned during your ownership of the Funds, does not maximize BAC Holder value. We believe that when you carefully review the CRITEF Proxy Statement you will conclude, as we have, that the General Partners have not acted in a manner consistent with maximizing BAC Holder value.



     Moreover, we believe that the cumulative effects of the termination fees and expenses which your General Partners have agreed to, the inherent conflicts of interest of the General Partners, the fact that they have never revealed either their views or the views of CAPREIT or its bankers as to the value of the Properties securing the Mortgage Revenue Bonds, the complexity of the transactions, the informational advantages that CAPREIT has because its affiliate is the manager of fourteen of the Properties and the limited representations and warranties in the Merger Agreements (particularly as to tax-exempt status) that CAPREIT is willing to accept, have had a substantial chilling effect on other proposals. Under the termination fees and expense reimbursement provisions in the Merger Agreements, any prospective acquiror of the Funds must automatically offer as much as $9.7 million more than CAPREIT just to compete on even terms with CAPREIT while these provisions remain in effect. In addition, as a practical matter, any prospective acquiror has to address how to overcome the incentives and inducements that have been provided to the General Partners and their affiliates to proceed with the CAPREIT transaction. In assessing our ability to make a superior proposal, we felt that we would need to not only be able to pay the termination fees and expense reimbursement amounts, but, as distasteful as it may be, retain some of the approximately $4.5 million in inducements for the General Partners to proceed with a transaction.



     Furthermore, given the potential for a bidding contest that a competing
offer would raise, this $9.7 million   unlevel playing field also has the
effect of giving CAPREIT a double advantage. CAPREIT, unlike any other prospective bidder, knows that if it loses the bidding contest, it will at least receive the termination fees and its expenses. It can also reasonably anticipate that it will be able to pay more than a competing bidder, because it will not be responsible for paying the termination fees and expense reimbursement amounts with respect to that competing bidder. Based on our experience, we believe that regardless of the value of your BAC Holder interests, the reality is that the transaction as structured by your General Partners has a virtual freezeout effect on any other alternative proposals.


     The only way to avoid this effect of the transaction as structured by your General Partners and to preserve your right to get a better deal and to continue to realize upside potential on your investment through potential increases in the value of the BACs, is to reject the Proposed Mergers. Pursuant to the Merger Agreements, if the BAC Holders do not approve the Proposed Mergers, the Funds may terminate the Merger Agreements without liability for the termination fees and expenses of CAPREIT, provided that there is no "Triggering Event", as defined in the Merger Agreements, which results in the BAC Holders receiving consideration in excess of the proposed Redemption Prices within 270 days from the date of termination. We believe that you should send a message to your General Partners that you are not happy with the way that they have
structured the Proposed Mergers and insist that they   maximize BAC Holder
value.



3. THE STRUCTURE OF THE PROPOSED MERGERS DOES NOT ALLOW THE BAC HOLDERS TO TAKE ADVANTAGE OF ANY IMPROVEMENT IN THE PROPERTIES' ABILITY TO GENERATE TAX-EXEMPT INCOME.



     Since their formation, over $260 million in aggregate capital contributions have been made to the Funds by you, the BAC Holders. Now your General Partners are presenting you with an opportunity to sell your investment at a price which will net the BAC Holders only approximately $160 million; a loss of roughly $100 million in capital, 38.5% of the cumulative invested amount, in less than ten years. The Funds currently generate tax-free income to you, the BAC Holders. In the CRITEF Proxy Statement, your General Partners acknowledge that "[t]he principal original objectives of the Funds were to preserve and protect capital and to provide periodic distributions of tax-exempt interest income" over a 10 to 13 year period and that the Proposed Mergers will modify the original objective by accelerating the liquidity of the BAC Holders' interests and terminating any future distributions. If the Proposed Mergers are effected you will lose not only any opportunity to recover part of this lost capital through possible improved performance of the Funds, but defeat the second objective of continuing to receive tax-exempt interest income. We do not believe that the "premium" over market price that you are being offered justifies giving up the potential for future appreciation in the BACs and the tax-exempt income generated by the Funds, particularly after you consider that the Funds' income over the past few years has been increasing.


     Holders of Series I and Series II BACs received cash distributions equal to $1.00 per BAC in 1993 and 1994 and $1.08 per BAC in 1995. Holders of Series III BACs received cash distributions equal to $1.63 per BAC in 1993 and 1994 and $1.20 per BAC in 1995. The CRITEF Proxy Statement acknowledges that you may not be able to replace this tax-exempt yield if the Proposed Mergers are effected. It concludes, however, that "in light of the determination by the General Partners that the [Proposed] Mergers are a fair alternative to holding the BACs and the requirement that BAC Holders vote on the Transaction [Proposals], the General Partners believed that any modification to the original objectives of the Funds are not significant."
We believe that these changes are significant despite your General Partners view as to fairness. Moreover, under the Proposed Mergers you can lose these rights to continue to receive tax-exempt income and potential appreciation in the value of the BACs by a simple majority vote of the BAC Holders and if you object to the Proposed Mergers, under the Funds' limited partnership agreements, you do not have the right to dissent and seek a judicial declaration of the fair value of your interest (a right which you would generally have if the Proposed Mergers were mergers between corporations).


     Of course, there can be no certainty that the tax-free income stream will continue or improve for BAC Holders, but it is certain that approval of the Proposed Mergers will terminate the tax-exempt income stream immediately.
 Similarly, there can be no certainty that general real estate economic conditions will improve, but it is certain that approval of the Proposed Mergers will foreclose any opportunity for BAC Holders to benefit from such improvement via their investment in BACs. The only way for the BAC Holders to retain some chance of upside appreciation on their investment is to vote against the Proposed Mergers.


     As discussed in the CRITEF Proxy Statement at pages 55-59, CAPREIT is willing to take over the Funds in part because it will be able to aggregate the Properties with properties and other capital held by separate CAPREIT affiliates and refinance the Mortgage Revenue Bonds with lower interest rates and still maintain tax-exempt status using the Properties and the additionally contributed properties as collateral. The General Partners state in the CRITEF Proxy Statement that they are uncertain whether they could refinance and maintain the tax-exempt status. Yet, this is precisely what CAPREIT intends to do. CAPREIT obviously perceives value in the Properties on which it is attempting to capitalize. According to the CRITEF Proxy Statement they are willing to incur $22 million in transaction expenses to do so. Although they have suggested that the additional collateral and credit enhancements will make it easier to refinance the Mortgage Revenue Bonds, we believe that the General Partners have not adequately explained why the Funds are currently unable to effect a refinancing or what the costs of such a refinancing would be to the Funds.



     Although the General Partners and CAPREIT have carefully avoided commenting on the value of the Properties or the profits which CAPREIT anticipates generating from the proposed transactions, CAPREIT has consistently shown a willingness to increase the Redemption Price when challenged. Basically, as a result of the Proposed Mergers, you will be losing your ability to receive tax-exempt income and any potential appreciation in the value of the BACs. CAPREIT, on the other hand, will be acquiring the right to benefit from the tax-exempt status of income generated by the Mortgage Revenue Bonds held by the Funds and any appreciation in the value of the BACs. We believe CAPREIT wouldn't be incurring $22 million in transaction costs to do that unless they thought there were significant benefits to be gained from the Proposed Mergers.

4. THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH ALL THE INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A GOOD DEAL FOR YOU.


     We believe that the General Partners have not provided you with the information necessary for you to determine whether this is a good deal for you. We urge you to review carefully the CRITEF Proxy Statement. Despite more than 100 pages of disclosure, we do not believe that you will be able to determine what the General Partners' views, or CAPREIT's views, are as to the value of the Properties securing the Mortgage Revenue Bonds. We find it incredible that the General Partners or CAPREIT have not obtained appraisals of these Properties or, if they or their sources of financing have obtained appraisals, that they have not disclosed these appraisals to you or to the investment banking firm retained by the General Partners.


     When you cut through the complexity of these transactions, we believe the value of your BACs turns on the value of the Properties. This is so because the only assets of the Funds are the Mortgage Revenue Bonds. The only security for the Mortgage Revenue Bonds is the Properties. The Properties generate the income to pay the principal and interest on the Mortgage Revenue Bonds. If the ability of the Properties to generate income increases, the value of the Properties increases. If the ability of the Properties to generate income increases, the value of the Mortgage Revenue Bonds increases. If the value of the Mortgage Revenue Bonds increases the value of the BACs increases. Thus, the value of the Properties directly impacts the value of the BACs. Your General Partners have not told you their views as to the value of these Properties.



     There will be some cash held by the Funds at the Effective Date, the Available Cash which CAPREIT will be acquiring for its Redemption Price. But, your General Partners have limited the amount of upward adjustments to the Redemption Price that will be made based on the Available Cash (the "Maximum Adjustment Amount"). As a result, if there is more Available Cash than the Maximum Adjustment Amount, CAPREIT gets the cash, not you. Your General Partners have not disclosed why the General Partners believe it was in your best interest to cap the Maximum Adjustment Amount or for the Funds to accumulate substantial cash reserves rather than make additional tax-exempt distributions to BAC Holders.


     The General Partners have suggested that one of the principal reasons they believe the transactions are fair is that the Redemption Price represents a substantial premium over the market price of the BACs immediately prior to the first announcement of the Proposed Mergers. Yet, they have not disclosed what the impact of accumulating such large cash reserves may have been on that market price. While they have disclosed that CAPREIT Residential, an affiliate of CAPREIT, manages fourteen of the Properties, they have not disclosed that CAPREIT Residential through its management of the Properties has the ability, among other things, to influence the cash flows from these Properties. By setting the rent rates, by determining the levels and timing of repairs, maintenance and capital expenditures, CAPREIT Residential's management of a significant portion of the Properties can directly impact the value of the BACs because the income flowing to pay the Mortgage Revenue Bonds is directly affected. Your General Partners have not disclosed either their projections or CAPREIT's projections as to the cash flows or values of the Properties after the transactions have been effected, and they have not disclosed why CAPREIT is purportedly willing to incur approximately $22 million in transaction costs to effect the Proposed Mergers.


     Based on over 25 years of experience in owning and managing multi-family housing projects, we believe you should, at a minimum, have the following information before you are willing to vote in favor of the Proposed Mergers:


      (1) A satisfactory explanation of why the General Partners haven't actively marketed the Funds or the Properties by employing a broker.


     (2) The appraised value of the Properties securing the Mortgage Revenue Bonds.

     (3) Projections as to the impact of CAPREIT's financing on cash flow from the Properties and market value of the Properties.

     (4) Given that the manager of most of the Properties is an affiliate of the buyer, an independent review of the management of the Properties by CAPREIT Residential to determine if the rent rates are at market value and whether expenses and repairs have been structured and scheduled in a manner that would adversely affect either the Available Cash or the value of the BACs.


     (5) A satisfactory explanation of why the mechanisms through which CAPREIT or its designee can acquire title to the Properties from the Owner Partnership have been structured in the manner that they have and whether there is any material advantage to the General Partners or their affiliates from one approach versus another and whether there is any understanding, explicit or tacit, with respect to the approach that CAPREIT will take.


     (6) An explanation of how the General Partners could have given considerable weight to and relied to a significant extent in reaching their fairness determination on the estimates of the range of values developed by Oppenheimer & Co., Inc. ("Oppenheimer") when the General Partners entered into Merger Agreements and agreed on prices before having the fairness opinions in hand.

     (7) Since your General Partners are primarily relying on the Oppenheimer analyses which give little value to the availability of tax-exempt financing, an explanation of why your

General Partners apparently believe that the availability of tax-exempt financing is not a valuable asset of the Funds.


     (8)  An explanation of why the General Partners and Oppenheimer decided that in Oppenheimer's determination of fairness it was appropriate to
exclude from   the scope of investigation the consideration to be paid or other benefits to be received by the General Partners and their affiliates.



     This is the type of information we believe that you need as a BAC Holder to determine whether the Proposed Mergers are in your interests. We trust that if you undertake the effort to review the very lengthy CRITEF Proxy Statement, you will concur with our view that for some reason they have not disclosed the information you need to make an informed decision.



5. WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE PROPOSED MERGERS.



     In the CRITEF Proxy Statement, your General Partners disclose that they considered several alternatives to the Proposed Mergers in anticipation of the upcoming mandatory remarketing date for the Mortgage Revenue Bonds when the underlying mortgage loans mature in 1998 through 2000 if the loans could not be extended at or before the time of the remarketing. These alternatives included the following: (i) liquidating the Properties securing the mortgage loans pursuant to foreclosures under the Mortgage Revenue Bond documents prior to the mortgage loan maturities; (ii) seeking to extend the loan maturities and continuing to hold the Mortgage Revenue Bonds for extended periods; and (iii) holding the Mortgage Revenue Bonds until the mortgage loans mature, and then liquidating the Properties securing the mortgage loans pursuant to foreclosures under the Mortgage Revenue Bond documents.



     As discussed below, we believe, based on over 25 years of experience with multi-family housing projects and tax-exempt financing, that any of these alternatives, if pursued by a general partner acting to maximize BAC Holder value, is likely to be a superior alternative to the Proposed Mergers. While there can, of course, be no certainty that such alternatives would be superior or indeed that a superior alternative will occur if the Proposed Mergers are not approved, we believe that if your General Partners had pursued any of these alternatives, such alternatives would not have been superior alternatives for your General Partners. As you review the CRITEF Proxy Statement in which your General Partners discuss their reasons for not pursuing any of these alternatives, we think it is important that you focus on the following:

   - Your General Partners largely justify their rejection of these alternatives on the basis of the Oppenheimer fairness opinions. Yet, they determined to do the Proposed Mergers with CAPREIT before they had any fairness opinions.



   - The alternative of extending the loan maturity dates and continuing to hold the Mortgage Revenue Bonds for extended periods is exactly what CAPREIT is doing. The difference is that they are getting all of the future benefits of tax-exempt status and potential appreciation in the BACs and the value of the underlying Properties (as well as risks of depreciation).



ALTERNATIVE 1.  LIQUIDATE NOW



     Your General Partners have indicated in the CRITEF Proxy Statement that they do not believe that you would receive greater net present value upon an orderly liquidation of the Funds based on the results of Oppenheimer's capitalization rate valuation analysis and discounted cash flow analysis. Once again, your General Partners are relying on Oppenheimer's analyses to justify why they did not pursue other alternatives even though they had concluded not to pursue these alternatives before they ever received Oppenheimer's analyses. They are careful to point out that Oppenheimer is not opining as to the net present value that you would receive upon an orderly liquidation. Moreover, we believe that an 8.0% to 9.0% capitalization rate, rather than the 9.0% to 10.25% capitalization rate used by Oppenheimer would be more appropriate. Short of an appraisal, we believe that a cpaitalization rate analysis is the best indicator of liquidation value. As the following table illustrates, using a lower capitalization rate would suggest that an immediate orderly liquidation of the Funds could result in substantially greater net present value to you, the BAC Holders.



                   COMPARISON OF DOMINIUM CAPITALIZATION VALUATIONS
                         TO OPPENHEIMER CAPITALIZATION VALUATIONS

                              OPPENHEIMER                      DOMINIUM
                         DIRECT CAPITALIZATION          DIRECT CAPITALIZATION

                             LOW           HIGH            LOW           HIGH
SERIES I, FUND I-II
   Properties          $ 29,938,156   $ 33,024,739   $ 33,877,910   $ 37,936,122
   Other Assets           2,718,145      2,718,145      2,718,145      2,718,145
   Total                 32,656,301     35,742,884     35,596,055     40,654,267

SERIES II, FUND I-II
   Properties            41,721,216     46,246,963     47,371,915     53,293,404
   Other Assets           3,787,207      3,787,207      3,787,207      3,787,207

   Total                 45,508,423     50,034,170     51,159,122     57,080,611

FUND III
   Properties            72,855,372     79,274,455     79,698,223     87,973,426
   Other Assets           5,438,490      5,438,490      5,438,490      5,438,490
   Total                 78,293,862     84,712,945     85,136,713     93,411,916

Property Totals         144,514,744    158,546,157    160,948,048    179,202,952
Other Asset Totals       11,943,842     11,943,842     11,943,842     11,943,842
Total                  $156,458,586   $170,489,999   $172,891,890   $191,146,794



     In preparing the above table, we have used the same assumptions and analysis as the Oppenheimer Fairness Opinions except that we have used capitalization rates ranging from 8.0% to 9.0% as compared to the Oppenheimer capitalization rates ranging from 9.0% to 10.25%. We believe that an 8.0% to 9.0% capitalization is a more appropriate capitalization rate based on three separate analyses prepared for us by Mardell Amundson Johnson & Leirness, Inc., an independent real estate valuation & consultation firm. Copies of these analyses have been filed with the Securities and Exchange Commission and are available for public review.



     The first analyses is set forth in a letter dated April 10, 1996 from the Mardell Amundson firm to Dominium regarding capitalization rates and financing analysis for the Properties in Minneapolis/St. Paul, West Des Moines, Kansas City, Key West, San Francisco and Seattle/Tacoma. In connection with its analyses, Mardell Amundson analyzed income and expense summaries, real estate tax summaries, and property information concerning the apartment properties located in each city. It was familiar with the Properties in the Minneapolis/St. Paul area and contacted appraisers and brokers familiar with the other markets. Mardell Amundson concluded that capitalization rates for the Properties ranged from 8.00% to 9.00% on a "free and clear" basis and 7.50% to 8.50% on a tax-exempt basis.



     A September 20, 1996 letter analyzed the state of the Minneapolis/St. Paul apartment market and apartment values. The Mardell Amundson firm researched the recent history of the Minneapolis/St. Paul market, analyzing trends over the past three to four years in various apartment sectors in Minneapolis/St. Paul, including Class A apartments. The September 20, 1996 letter concluded that in the Minneapolis/St. Paul market recent Class A transactions indicated a capitalization rate of between 8 and 9% on a "free and clear" basis and that the availability of tax-exempt bond financing would tend to decrease capitalization rates further, by at least 50 basis points. We believe that the Minneapolis/St. Paul Properties owned by the Owner Partnerships are Class A properties. The letter also indicated that vacancy rates in the Minneapolis/St. Paul market were between 2% and 3% and that the combination of increasing rents and declining capitalization rates has resulted in value increases of 15-20% for properties similar to the Properties over the past 3-4 years.

     In a September 26, 1996 letter the Mardell Amundson firm conducted a preliminary desk review of the Oppenheimer Fairness Opinion for the purpose of commenting on the strengths and weaknesses of the Oppenheimer analysis. They researched capitalization rates and looked at comparable sales analyses in the Minneapolis/St. Paul market and concluded that more appropriate capitalization rates on "free and clear" basis, without tax exempt financing, for properties in the Minneapolis/St. Paul market ranged from 8.4% to 9.1%. Mardell Amundson also concluded that on a comparable sales basis, recent sales indicated a range of value on a per apartment unit basis of between $48,000 and $61,000 per dwelling unit with most activity for average Class A apartment properties at approximately $50,000 per dwelling unit.



     Dominium initially engaged Mardell Amundson in connection with its failed attempt to make a superior proposal to the Transaction Proposals and again in September in connection with this proxy statement. Mardell Amundson is an independent real estate valuation & consultation firm headquartered in Minneapolis. Dominium has used Mardell Amundson from time to time in the past and it is one of a number of independent valuation firms used by Dominium on a periodic basis. Dominium paid Mardell Amundson approximately $30,000 for services provided in connection with the Proposed Mergers. Mardell Amundson is currently performing appraisals for Dominium on ten properties unrelated to the Proposed Mergers.



     The individual who prepared the reports, Michael F. Amundson, has a Master of Science Degree in Real Estate Appraisal and Investment Analysis, is a Certified General Property Appraiser in the State of Minnesota and is a Member of the Appraisal Institute (MAI) with over ten years of real estate valuation experience. In connection with the April 10, 1996 letter, Dominium requested that the Mardell Amundson firm provide it with its professional opinion concerning appropriate capitalization rates for the types of properties securing the Mortgage Revenue Bonds, both on a free and clear basis assuming an all cash sale or financing with taxable market rate debt, and also capitalization rates assuming availability of tax exempt financing, but did not otherwise impose limitations on the scope of the investigation. In connection with the September 20, 1996 letter, Dominium requested research concerning the recent history of the Minneapolis/St. Paul apartment market, for the purpose of analyzing the trends over the past three to four years in various apartment sectors in the Minneapolis/St. Paul, including Class A apartments, but did not otherwise impose limitations on the scope of the investigation. In connection with the September 26, 1996 letter, Dominium requested that Mardell Amundson review the Oppenheimer Fairness Opinion for the purpose of commenting on the strengths and weaknesses of Oppenheimer's analysis, but did not otherwise impose limitations on the scope of the investigation.



     The August 10, 1996, September 20, 1996 and September 26, 1996 letters are available for inspection and copying at the principal executive offices of Dominium during its regular business hours by any interested BAC Holder or his representative who has been so designated in writing.



ALTERNATIVE 2: HOLDING THE MORTGAGE REVENUE BONDS UNTIL THE MORTGAGE
               LOANS MATURE AND THEN LIQUIDATING THE PROPERTIES SECURING THE MORTGAGE LOANS PURSUANT TO FORECLOSURES UNDER THE MORTGAGE REVENUE BOND DOCUMENTS



     Your General Partners indicate in the CRITEF Proxy Statement that based on Oppenheimer's valuation of the Funds on a continuing basis, they believe the Redemption Price payable to the BAC Holders is within the range of the net present value that the BAC Holders would receive if the Funds were to conduct an orderly liquidation of the non-performing Properties upon maturity of the underlying mortgage loans plus the value of the three performing Mortgage Revenue Bonds and the other assets of the Funds. In addition, your General Partners believe that a sale of the Properties would most likely involve high transaction costs and on-going overhead costs to the Funds, costs which are likely to be disproportionately high for a diminishing
portfolio of properties.  (Since estimates of   transaction costs are
included in Oppenheimer's analyses, we do not understand what the relevance of this was to your General Partners' analysis). Your General Partners also expressed concerns about risks inherent in a real estate disposition program and the possibility that general or local economic conditions could worsen. They concluded that "[g]iven that this alternative would not NECESSARILY provide the BAC Holders with greater returns than the Redemption Prices payable in the [Proposed] Mergers and that such current payment of the Redemption Prices eliminates the uncertainties associated with holding the Mortgage Revenue Bonds for several more years, the General Partners rejected this alternative" (emphasis added). Your General Partners are also careful to again point out that, although they are relying on the Oppenheimer analyses, Oppenheimer has not opined that the Redemption Price payable to you would be within the range of net present value of the amounts that you would receive if the Properties were held to maturity and then liquidated.



     In its analysis, Oppenheimer applied capitalization rates ranging from 9.0% to 10.25%. For the reasons discussed in Alternative 1, if we were valuing the Properties we would use a capitalization rate ranging from 8.0% to 9.0%. Using Oppenheimer's methodology, but a lower capitalization rate, the implied equity values of Fund I-II, Series I, including Oppenheimer's estimated value of its remaining Mortgage Revenue Bond and Oppenheimer's estimated value of the Owner Partnership's other assets ("Other Assets") would be $16.031 to $17.831 per BAC as compared to the estimated
Redemption Price for Fund I-II, Series I of $14.82. The implied equity value of Fund I-II, Series II, including Oppenheimer's estimated value of its Other Assets would be $15.796 to $17.624 per BAC as compared to the estimated Redemption Price for Fund I-II, Series II of $14.50, and the implied equity value of Fund III, including Oppenheimer's estimated value of its remaining performing Mortgage Revenue Bonds and Oppenheimer's estimated value of its Other Assets, would be

$16.191 to $17.764 per BAC as compared to the estimated Redemption Price of $15.13. In its analyses, Oppenheimer also assumed that Available Cash would not exceed the Maximum Adjustment Amount and made certain assumptions about expenses. To the extent there is more Available Cash or these expenses are less than assumed by Oppenheimer, obviously the implied equity value would be higher. To be conservative, we have used the same transaction costs as Oppenheimer, but based on our experience in buying and selling apartment projects we believe these estimates of transaction costs are high. For example, Oppenheimer has used a 3% commission rate. We commonly are able to negotiate commission rates in the range of 1 1/2%.


     Moreover, while we agree that there are risks inherent in continuing to hold the Mortgage Revenue Bonds, is there anything about those risks today that warrants proceeding with the Proposed Mergers now? According to the Mardell Amundson study referred to above, in the Minneapolis/St. Paul market, the current vacancy rate is between 2% and 3% and apartment properties similar to the Minneapolis/St. Paul Properties securing the Mortgage Revenue Bonds have appreciated on average by 15-20% over the past 3-4 years. Of course, if the Proposed Mergers are effected, you eliminate the risks associated with continuing to own the BACs, which are tied in part to the value of the Properties securing the Mortgage Revenue Bonds but you are also eliminating any upside potential.



ALTERNATIVE 3.  RESTRUCTURING THE UNDERLYING MORTGAGE LOANS



     Your General Partners have acknowledged in the CRITEF Proxy Statement that extending the maturity dates of the Mortgage Revenue Bonds would allow you to continue to receive tax-exempt interest beyond current loan maturity dates and to participate in increases in the values of the underlying Properties and thus the value of the BACs. Interestingly, unlike the liquidation based alternatives, they have not attempted to quantify what this might mean to you economically. They have simply said that they would need issuer consents and BAC Holder approval and that the costs of obtaining these consents would exceed the costs the Funds are bearing in the Proposed Mergers. They have also suggested that these modifications would require that the Funds write off all accrued and unpaid interest. Yet, what the General Partners do not highlight is that you are not getting any accrued or unpaid interest if the Proposed Mergers are effected. We believe their suggestion that they aren't proceeding because of the costs associated with these approvals are greater than the costs being borne by the Funds for the Proposed Mergers is disingenuous. Most of the direct transaction costs of the Proposed Mergers are being borne by CAPREIT. (Although you are obviously paying what CAPREIT estimates to be $12.4 million of these costs through
Available Cash in the Funds that could otherwise be payable to   you in
tax-exempt distributions.) And CAPREIT through a refunding of the Bonds is doing exactly what your General Partners say they have rejected because of the costs, uncertainties and limitations of this alternative: they are restructuring the Mortgage Revenue Bonds, obtaining issuer consents and through your approval of the Transaction Proposals, obtaining BAC Holder approval. We feel that your General Partners have not adequately explained why this alternative makes sense for CAPREIT but does not make sense for the Funds.



     CAPREIT has indicated that its reasons for effecting these transactions are because it is "seeking to guarantee its continued management of the properties, strengthen its competitive position by integrating these properties with its current leasing portfolio ... and replace existing indebtedness on certain properties owned by it with lower cost financing." Interestingly, CAPREIT has omitted from its reasons that it is also winding up with benefits of tax-exempt financing and any future increases in the value of the Mortgage Revenue Bonds (although neither CAPREIT nor the General Partners have told you their views as to the future values of the Properties underlying the Mortgage Revenue Bonds). Based on our experience in the real estate business, we do not believe that this is incidental to CAPREIT's purposes and it suggests that there is considerable value in the BACs which you will not receive if the Proposed Mergers are consummated.


ALTERNATIVE 4.  ACTIVELY MARKET THE FUNDS OR THE PROPERTIES


     Regardless of whose analyses as to value are correct, the record establishes that your General Partners have never attempted actively to solicit other merger partners or market the Funds or the Properties where all bidders have a level playing field. Apparently, they have never even discussed with a broker either marketing the Properties (although they do reject liquidation alternatives) or conducting a competitive bidding process for the Funds. In late 1994 and in January 1995, the General Partners received indications of interest concerning possible acquisitions of the Funds from Oxford Tax Exempt Fund and Tiger Real Estate Partners, engaged in preliminary discussions, but did not receive formal offers or have further discussions with either party. Based on the disclosure in the CRITEF Proxy Statement, it would also appear that an "informal review of the market was undertaken by plaintiffs' counsel in an effort to identify higher and better offers for the interests of the BAC Holders." The termination fees and expense reimbursement of the Merger Agreements would have applied to any other bidder in this "informal review" of the market and, based on our experience, we believe that the structure of the transaction by your General Partners has had a virtual freezeout effect on competing proposals.


     However, it is not too late to level that playing field. Pursuant to the Merger Agreements, if the BAC Holders do not approve the Proposed
Mergers, the Funds may terminate the Merger Agreements without liability for termination fees and expenses of CAPREIT, provided that there is no "Triggering Event", as defined in the Merger Agreements, which results in the BAC Holders receiving consideration in excess of the proposed Redemption
Prices within 270 days from the date of termination. One alternative would be to vote against the Proposed Mergers and market the Properties or the Funds in a commercially reasonable manner after CAPREIT's rights to termination fees and expense reimbursement expires. While there can be no assurance that this will necessarily result in a higher price for the BAC Holders, based on our experience we believe that if a transaction of the nature contemplated by the Proposed Mergers makes sense the best way to maximize BAC Holder value would be to level the playing field and solicit other merger partners on a commercially reasonable basis.


     If the playing field is leveled, we believe we would be interested in pursuing an alternative proposal, given our views as to the values of the Properties securing the Mortgage Revenue Bonds. We do not presently have the financing to pursue an alternative proposal if that opportunity were available. We are not committed to pursuing such a proposal nor can there be any guarantee that we would be able to finance such a proposal.



     We believe you should vote NO on the Transaction Proposals and instruct your General Partners to pursue alternative transactions which will maximize BAC Holder value and which do not have the conflicts of interest inherent in the Transaction Proposals. Your General Partners have stated in the CRITEF Proxy Statement that they will continue the Funds' operations in the present form if the Proposed Mergers are not approved. We believe that there are numerous alternatives your General Partners could pursue to maximize BAC Holder value and if they continue to refuse to maximize BAC Holder value, we would suggest you get yourselves new General Partners.


        YOU SHOULD NOT RELY ON THE FAIRNESS OPINIONS AS A SUBSTITUTE
             FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS
                          ARE IN YOUR INTEREST


     Your General Partners and CAPREIT have primarily used the premium offered over market price and the quantitative and qualitative analyses prepared by Oppenheimer in connection with their fairness opinions as justifying their conclusion that the Proposed Mergers are fair. You should be aware, however, that Oppenheimer in rendering its fairness opinions relied, without assuming responsibility for independent verification, on the accuracy and completeness of all financial and operating data, financial analyses, reports and other information that were publicly available, compiled or approved by or otherwise furnished or communicated to Oppenheimer by or on behalf of the General Partners. Moreover, Oppenheimer did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Funds, nor was Oppenheimer furnished with any such evaluation or appraisal. Nor did Oppenheimer undertake the types of analyses that, based on our experience, would commonly be undertaken by a qualified real estate appraiser, including a comparable sales analysis, replacement cost analysis or determining an appropriate capitalization rate for the market places in which the Properties are located.


     You should also focus on the limitations on Oppenheimer's engagement.
Specifically:

   - Oppenheimer was not requested to serve as financial advisor to the General Partners or the Funds or to assist the General Partners in the merger negotiations or in the negotiations of the related transactions involving the General Partners and their affiliates and CAPREIT.

   - Oppenheimer was not requested to and did not make any evaluation regarding any other expressions of interest to the General Partners by third parties with regard to any alternative transactions.

   - Oppenheimer was not requested to and did not analyze or give any effect to the impact of any federal, state or local income taxes to the BAC Holders arising out of the proposed transactions.

   - In determining the fairness of the Redemption Price, the General Partners did not request that Oppenheimer take into account the consideration to be paid to or other benefits to be received by the General Partners and their affiliates, including CRI or CRIIMI, in connection with the transactions contemplated, and it expressed no opinion thereon.

   - Oppenheimer was not requested to and does not make any recommendation to the BAC Holders of any of the Funds regarding the Proposed Mergers.


     Given what we perceive are conflicts of interests and inducements for your General Partners to proceed with these transactions, the fact that Oppenheimer did not have appraisals, the fact that Oppenheimer was relying, without independent verification, on information provided by your General Partners and their agents (including CAPREIT Residential, the buyer's affiliate), and the fact that there were significant limitations on Oppenheimer's engagement (although apparently not on the scope of their investigation or review), we believe that you should take limited comfort from Oppenheimer's fairness opinions. Moreover, we believe you should be affirmatively uncomfortable that your General Partners and CAPREIT appear to be largely relying on these opinions as justifications for their actions -- even though they have consistently negotiated price and terms without the benefit of the fairness opinions.



     One of the problems with relying on fairness opinions is that if you change the assumptions, you may change the opinion. For example:



   - Oppenheimer in rendering its fairness opinions assumes that the Adjustment Amounts at the closing of the Proposed Mergers would not exceed the Maximum Adjustment Amounts with respect to each series of BACs. If there is Available Cash in excess of the Maximum Adjustment Amounts at the Effective Date, the impact of this excess Available Cash is not reflected in the Oppenheimer opinions.

   - If you use a 8.0 to 9.0% capitalization rate, which is the range we believe appropriate for Properties such as these for the reasons previously discussed, rather than the capitalization rate used by Oppenheimer of 9.0 to 10.25%, the Redemption Price is no longer within the range of net present values that you might receive under either a "liquidate now" approach or a "liquidate at maturity" approach. We believe that the capitalization rates used by Oppenheimer are too high and consequently that their conclusions as to the range of values are too low.


           YOU SHOULD NOT RELY ON PLAINTIFFS' CLASS ACTION LAWSUITS AS A SUBSTITUTE FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS
                               ARE IN YOUR INTEREST

     While the plaintiffs' class action lawsuits resulted in an initial increase in the Redemption Price being offered to the BAC Holders of $8.5 million and an additional $2 million increase after our attempts to make a superior proposal, we believe that you should not rely on the plaintiffs' class action lawsuits or the Delaware Chancery Court's approval of the settlement of these lawsuits as a substitute for your own analysis of whether the transactions are in your interest. Moreover, in approving the settlements, the Delaware Chancery Court expressly relied on the fact that these transactions require your approval. If you do not believe the transactions are fair or that your General Partners have acted in a manner that assures you that you are receiving the best price for your BACs, you should vote against the Proposed Mergers.


     Again, consider what has happened here. Your General Partners initially entered into a transaction which we believe is rife with conflicts of interest at a price that would not support a fairness opinion and which by its terms included substantial impediments to any competing proposals. They were then promptly sued by two separate parties and negotiated a settlement which increased the Redemption Price (although almost a fourth of the initial increase in the Redemption Price went to the plaintiffs' class action lawyers and not to the BAC Holders). One effect of this settlement is to practically insulate your General Partners and CAPREIT from future claims by BAC Holders. Admittedly, the Redemption Price that is now being offered to you is $10.3 million higher than the Redemption Price initially agreed to by your General Partners (after netting out attorneys' fees). But that does not necessarily mean it is a fair price. We do not believe you are receiving the price that you would have received if your General Partners had sought competitive bids. We do not believe the General Partners are receiving what they would have received if they had sought competitive bids. We believe you should vote NO on the Transaction Proposals.

                          INFORMATION ABOUT DOMINIUM

     Dominium is an affiliate of Dominium Management Services, Inc., which is owned by David L. Brierton and Jack W. Safar ("Dominium Management Services"). Dominium Management Services is an accredited management organization, which includes as affiliates a real estate development company and several general partnerships, limited partnerships, limited liability companies and limited liability partnerships formed for the purpose of owning, developing or managing real properties. Dominium was formed in 1996 for the specific purpose of engaging in activities relating to the Funds. Dominium Management Services and its affiliates provide a wide variety of real estate related services, including but not limited to, turnkey development consulting, financial feasibility analysis, construction consulting, value engineering and project marketing and management.


     Dominium is the beneficial owner of 100 Series I BACs of Fund I-II, 100 Series II BACs of Fund I-II and 100 BACs of Fund III, which were purchased on or about August 26, 1996. Dominium is opposing the Proposed Mergers because it does not believe the Proposed Mergers are in the best interest of the BAC Holders. As previously discussed, Dominium previously attempted to acquire the Funds through a transaction comparable to the Merger Proposals, but at a superior price. It did not obtain financing, it is not presently pursuing financing, nor does it have any present plans to make a superior proposal. Although it is not presently pursuing financing or a superior proposal, Dominium believes that there may be some opportunity to effect a transaction with the Funds if there is a "level playing field" or to assist the Funds in maximizing BAC Holder value if the Proposed Mergers are not approved.


     Messrs. Brierton and Safar, the principals of Dominium Management Services, have been personally involved in the real estate business since 1970. Since its inception, Dominium Management Services and its affiliates have developed in excess of 6,000 rental housing units around the country. Since 1993, Dominium Management Services has had approximately $95 million in project acquisitions. Since 1986, it has developed over $70 million in new developments. The financing for these properties has come from multiple sources such as the Department of Housing and Urban Development ("HUD"), state agencies, tax-exempt bonds, municipalities, the Farmers Home Administration, and other conventional and unconventional loans. Dominium Management Services currently manages approximately 14,000 units that have a gross annual revenue of approximately $100,000,000. It has offices in Minnesota, Wisconsin, Florida, Georgia and Illinois. During the past several years Dominium Management Services' efforts have focused on acquiring under-performing properties.


     David L. Brierton, Jack W. Safar, Paul R. Sween and Armand E. Brachman are the sole partners of Dominium and participants in this proxy solicitation. None of the participants individually own any BACs.


     Mr. Brierton received a Master's of Science Degree from the University of Wisconsin, Graduate School of Business in 1970, specializing in Real Estate and Urban Land Economics.

He was awarded a graduate study fellowship in Washington D.C. by HUD. Mr. Brierton received his Bachelor of Business Administration Degree from Wisconsin State University with majors in Accounting and Finance, and a minor in Economics. He is the recipient of the Wall Street Journal's annual DOW JONES award for "Outstanding Student Achievement in the School of Business" at Wisconsin State University. He is currently a member of the Board of Directors of the National Leased Housing Association of Washington D.C. and is a past director of the Minnesota Multi Housing Association.

     Mr. Safar received a Master's of Business Administration (MBA) Degree from the University of Hawaii in 1969, along with a Bachelor's Degree in 1968 with majors in Marketing and Finance. Additionally, Mr. Safar received a MBA Degree from the University of Wisconsin, Graduate School of Business in 1970, specializing in Real Estate Appraisal and Investment Analysis. Mr. Safar was employed from 1970-72 by Arthur Rubloff and Company of Chicago, Illinois, a fully diversified real estate organization. While employed by Arthur Rubloff, Mr. Safar functioned as a broker and counselor to various clients. He specialized in residential consultation primarily in reference to properties which could utilize the then numerous governmental housing programs.

     As Chief Financial Officer of Dominium Management Services, Mr. Sween is responsible for acquisition, financing and development. Mr. Sween is also responsible for tax and financial planning, and commercial banking relationships. Mr. Sween is a graduate of Pennsylvania State University and is a Certified Public Accountant. Prior to joining Dominium Management Services in 1989, he was a principal in a development and property management firm that syndicated existing apartment projects and completed low income tax credit and historic rehabilitation projects. He was previously employed by the international accounting firm of Ernst & Young in their tax department. Mr. Sween has been active in the multi housing industry since 1981.

     Mr. Brachman is Vice President of Operations of Dominium Management Services. Mr. Brachman joined Dominium Management Services in 1979 after receiving his Bachelor of Business Administration degree from the University of Wisconsin with majors in Finance and Real Estate and Urban Land Economics.
 He has had extensive experience in working with various federal, state and local housing programs and in every aspect of the development process.

                     BACKGROUND TO THE PROPOSED MERGER


     The following chronology is based largely on the description provided in the CRITEF Proxy Statement, specific citations to which are in parentheses. Dominium has no independent knowledge of many of the assertions made therein and assumes no responsibility for the accuracy or completeness of any such information contained therein. The description of our attempts to acquire the Funds are, of course, based on our own knowledge of the sequence of events.

     In late 1994 and in January 1995, the General Partners received indications of interest concerning possible acquisition of the Funds from Oxford Tax Exempt Fund and from Tiger Real Estate Partners (p. 32)



     According to the CRITEF Proxy Statement (p. 17), CAPREIT first proposed the idea of acquiring the Funds on January 12, 1995 and the initial dialogue involved Mr. Kadish on behalf of CAPREIT, and Messrs. Dockser and Willoughby on behalf of the General Partners representing the Funds. CAPREIT and the Funds entered into Confidentiality and Non-Circumvention Agreements on March 1, 1995, and immediately thereafter representatives of CAPREIT began studying documents and data regarding the Funds and considering potential acquisition structures (p. 17). On March 22, 1995, representatives of CAPREIT, including Mr. Kadish, and representatives of the General Partners, including Messrs. Dockser and Willoughby, met to discuss a transaction structure (p.18).



     In early April 1995, the parties continued with discussions described more completely in the CRITEF Proxy Statement (p. 18) but, according to the CRITEF Proxy Statement, the parties broke off negotiations for three months while the parties negotiated the redemption of CRI's 22% residual limited partnership interest in AP CAPREIT (p.19). On June 30, 1995, the parties reached agreement on the redemption of CRI's interest in AP CAPREIT and CAPREIT delivered initial drafts of the Merger Agreements (p. 19). The parties continued discussions in July and August, with CAPREIT delivering a financing term sheet in late July prepared by a financial institution which several months later declined to proceed with the financing (p. 19).



     According to the CRITEF Proxy Statement, CAPREIT offered the General Partners an aggregate of $145 million for all the BACs on August 22, 1995 (p
20). After additional negotiations, CAPREIT raised the price to $150 million and the General Partners accepted (subject to the receipt of favorable fairness opinions and approval by the BAC Holders) (p. 20). The parties entered into the Merger Agreements on September 11, 1995 and made a public announcement of the Proposed Mergers (p. 20). On that same date, the General Partners engaged Oppenheimer & Co., Inc. to render fairness opinions in connection with the Proposed Mergers (p. 20).



     The CRITEF Proxy Statement admits that in late October, Oppenheimer informed the General Partners that, based on a preliminary analysis, they believed that $150 million would not be likely to support a fairness opinion (p. 20).



     Throughout the second half of 1995, CAPREIT negotiated with the financial institution which had provided the term sheet delivered to the General Partners, but reached an impasse in December 1995, (p. 21). On September 22, 1995 and October 5, 1995, two putative class action lawsuits (collectively, the "BAC Holder Litigation") were brought in Delaware state court on behalf of the BAC Holders against Messrs. Dockser and Willoughby, CRI, the General Partners, the assignor limited partner of each Fund and CAPREIT, alleging, among other things, that the price offered to BAC Holders was too low and that the defendants breached their fiduciary duty to the BAC Holders, or aided and abetted such a breach, and engaged in self-dealing and misled BAC Holders in connection with the Proposed Mergers (p. 20).



     During January of 1996, representatives of the General Partners and CAPREIT and their counsel tentatively agreed with counsel for the plaintiffs to settle the BAC Holder Litigation (p. 20). The proposed settlement terms included (a) an increase in the aggregate consideration for the Proposed Mergers from $150 million to $158.5 million (less plaintiffs' counsel fees), subject to an upward adjustment in the event that Available Cash at closing exceeded $12.4 million and a downward adjustment in the event that Available Cash was less than $12.4 million, with an aggregate adjustment amount in either case set at $1.5 million; (b) Accrued Fees payable to CRI would be reduced from $4.023 million to no more than $1.95 million (with no reduction in Accrued Fees payable to CRIIMI); and (c) plaintiff's counsel could apply to the court for payment of their fees in an amount not to exceed 20% of the improvements negotiated by them over the initial Proposed Merger terms (p.
21). The aggregate consideration for the Proposed Mergers was increased for the first time.



     On January 31, 1996, the parties executed amendments to the Merger Agreements to reflect these new terms (p. 21). Also at that time, the plaintiffs and defendants in the BAC Holder Litigation executed a Memorandum of Understanding regarding the proposed settlement (p. 21). The CRITEF Proxy Statement says that shortly thereafter, the General Partners instructed Oppenheimer to review the fairness of the Proposed Mergers based on the new terms (p. 21).



     According to the CRITEF Proxy Statement, in early March of 1996, CAPREIT and the General Partners determined that because of a re-evaluation of certain deferred maintenance costs and contingent liabilities with respect to certain of the Properties, the aggregate consideration for the Proposed Mergers needed to be increased by approximately $260,000 (p. 21). On March 14, 1996, the General Partners and CAPREIT executed the First Amended and Restated Merger Agreements to incorporate and restate the January 31, 1996 amendments, to provide for the $260,000 increase and to provide for another increase of approximately $35,000 as a result of a new methodology in rounding the Redemption Prices (p. 21). The aggregate consideration for the Proposed Mergers was increased for the second time.



     During the next few months several events occurred according to the CRITEF Proxy Statement (p. 21-23). On March 14, 1996, Oppenheimer delivered its initial fairness opinions to the Funds opining that the transactions contemplated by the Merger Agreements as revised were now fair to the BAC Holders in Oppenheimer's view. CAPREIT, having pursued alternative financing sources, received a commitment letter from CentRe Mortgage Capital, L.L.C. on March 29, 1996, six months after entering into the Merger Agreement. On April 26, 1996, CAPREIT forwarded a copy of this letter to the Funds. The parties to the BAC Holder Litigation executed a Stipulation of Settlement dated May 16, 1996 and a court hearing regarding this stipulation was set for June 19, 1996. Also, the Merger Agreements were amended two more times to reflect modifications to the adjustments for Available Cash and other miscellaneous changes.

     During February 1996, a group of investors led by David Brierton and Jack Safar, of Dominium Management Services and Terry McNellis and Gary Petrucci, of Piper Jaffray Inc., approached the General Partners concerning the possible acquisition of the Funds. These investors eventually formed Dominium Tax Exempt Fund L.L.P., the sponsor of this Proxy Statement. Prior to providing information regarding the Funds, the General Partners advised the Dominium representatives that they would be required to sign Confidentiality and Non-Circumvention Agreements substantially in the form signed by CAPREIT. On March 20, 1996, following receipt of signed confidentiality agreements from certain of the Dominium representatives, the Funds provided Dominium with due diligence materials. The Funds received executed confidentiality agreements from all four of the Dominium representatives by April 15, 1996.


     In April, May and June of 1996, Dominium reviewed the information which had been provided by your General Partners and was in discussions with GMAC Commercial Mortgage Corporation ("GMAC") and Piper Jaffray Inc. ("Piper") concerning the possibility of providing financing for its acquisition of the Funds. In mid June 1996, Mr. McNellis advised his partners that he had received a proposal from GMAC to provide financing, through Commercial Capital Initiatives, Inc. ("CCII"), for a possible acquisition of the Funds. After further negotiations with CCII and Piper, on June 28, 1996, Dominium received letters from CCII and Piper confirming their interest in providing such financing, subject to certain conditions. As a result of these letters, Dominium believed that it was likely that it would be able to obtain at least $184 million in financing (including the $12.4 million of Available Cash in the Funds) and Dominium sent a letter to counsel for the Funds and counsel to the plaintiffs in the BAC Holder Litigation on June 28, 1996 indicating an interest in entering into merger agreements with the Funds having similar terms as the Merger Agreements and offering the BAC Holders an aggregate merger consideration of approximately $168,230,000. This consideration was subject to increases if Available Cash exceeded $12.4 million (without any cap on the maximum adjustments) or if it was ultimately determined that CAPREIT was not entitled to all or part of the termination fees or expense reimbursement provided in the Merger Agreements. The $168 million figure was based on information then available to Dominium, including its estimate of likely expenses associated with the transaction (which included payment of $8.5 million in expenses and termination fees to CAPREIT). At the time of its June 28 letter, Dominium was not aware that your General Partners had agreed to reimburse CAPREIT for an additional $1 million of expenses.


     During July 1996, representatives of Dominium visited the principal offices of the Funds to conduct due diligence. Representatives of Dominium, its potential lenders, and its engineering and environmental consultants also visited the Properties. By letter dated July 12, 1996, Dominium informed the Funds and counsel for the plaintiffs in the BAC Holder Litigation, that Dominium had received revised financing commitments, subject to its potential lenders' satisfactory completion of their due diligence during the 21 business days from July 15, 1996 and the payment by Dominium of an expense deposit of $75,000, a processing fee of $100,000 on July 23, 1996, and certain commitment fees of which $500,000 were due at the end of the 21 business day due diligence period unless CCII declined to provide the financing at any time during the due diligence period. Under Dominium's proposal, the net amount payable to BAC Holders would be at least $165,305,000, after taking into account additional fees and expenses which were not included in its initial proposal (including $1 million of additional expense reimbursement to CAPREIT).


     By letter dated July 18, 1996, the General Partners requested that Dominium supply them with evidence that it had the financial capability to cover the costs of the transaction it proposed and to provide the equity that its potential lenders would require. The July 18 letters also requested that Dominium's counsel submit their suggested revisions to the existing Merger Agreements with CAPREIT to reflect the terms desired by Dominium. Comments were sent to the General Partners for Saturday delivery on July 26, 1996. On July 22, 1996, Dominium advised plaintiffs' counsel that it had paid the $75,000 fee required by the CCII commitment letter and responded to certain questions of plaintiffs' counsel in the BAC Holder Litigation including clarification that any net savings resulting from a reduction of the break-up fees and reimbursable expenses would be paid to the BAC Holders.


     On Monday, July 29, 1996, representatives of Dominium advised plaintiff's counsel in the BAC Holder Litigation that, based on discussions with CCII and Piper, they believed that Dominium would have firm committed financing by August 5, 1996. On Thursday, August 1, 1996, CCII indicated that while it was satisfied with the real property due diligence it would need additional time to complete its legal due diligence notwithstanding the 21 business day review period contemplated by its July 12 letter.


     On August 2, 1996, representatives of CAPREIT and representatives of Dominium met in New York City to discuss Dominium's proposal. Subsequent telephone discussions also occurred. At the meeting on August 2, 1996, Dominium concluded that CAPREIT had no intention of permitting Dominium to effect a superior transaction with the Funds and that it would block this at any cost. In view of this, as well as recent developments with respect to its financing which made it impossible for Dominium to deliver firm commitments on August 5, 1996, over the next week Dominium considered its alternatives. As a result of this review, Dominium determined that it would not attempt to delay further settlement of the BAC Holder Litigation. On Monday, August 12, 1996, Dominium sent a letter to CRI advising that, in its view, the existing CAPREIT proposals substantially undervalued the Properties. Dominium also stated in this letter that it had not received
firm financing and that   it believed there were significant structural
impediments to proceeding further with an alternative to the Proposed Mergers because of the General Partners' conflicts of interest.


     According to the CRITEF Proxy Statements, on August 13, 1996, plaintiffs' counsel and CAPREIT agreed to an aggregate increase of $2 million in the consideration payable to

BAC Holders (a portion of which is payable directly to plaintiffs' counsel in the BAC Holder Litigation) in exchange for the agreement of plaintiffs' counsel to go forward with the settlement hearing (p. 25). This was the third increase in the Redemption Price. In addition, according to the CRITEF Proxy Statement, based on the Properties' performance since May 18, 1996 the General Partners negotiated for and CAPREIT agreed to a fourth increase in the aggregate consideration of an additional $1.5 million, approximately, in consideration of the extension of the termination date for the Proposed Mergers until December 31, 1996 and an increase in the maximum amount of possible reimbursement to the Merger Partnerships for expenses in the event of termination (p. 26). Your General Partners have not disclosed what the effect of this extension will be on the Available Cash.


     Notwithstanding these most recent increases in the Redemption Price, as discussed previously, we continue to believe that the Redemption Price is inadequate and that there are other alternatives to the Proposed Mergers which should be considered by your General Partners.

        ADDITIONAL INFORMATION CONCERNING THE TRANSACTION PROPOSALS


     Reference is hereby made to the CRITEF Proxy Statement which you should have received recently. The CRITEF Proxy Statement contains additional information concerning the BACs, the beneficial ownership of BACs by the principal holders thereof, the Funds' management, the absence of rights of appraisal or similar rights of dissenting BAC Holders, recent trading prices for the BACs, conditions to consummation of the Proposed Mergers, termination provisions for the Proposed Mergers, and certain other matters regarding the BACs, the Transaction Proposals and the Meetings. Much of the factual information contained in this Proxy Statement has been obtained from the disclosures set forth in the CRITEF Proxy Statement.


     BAC Holders are urged to read carefully the CRITEF Proxy Statement.

     Dominium assumes no responsibility for the accuracy or completeness of any information included in the CRITEF Proxy Statement or which has been included herein based on the CRITEF Proxy Statement.


                                      LITIGATION



     On September 27, 1996, Dominium filed a complaint in the United States District Court for the District of Minnesota against Messrs. Dockser, Willoughby, CRI, the General Partners and the Funds alleging that the defendants had violated federal securities laws by (a) falsely characterizing the Proposed Mergers as arm's length transactions and failing to make material disclosures regarding the significant conflicts of interest and inducements to proceed with the Proposed Mergers, (b) falsely understating or omitting the true value of the BACs and their underlying properties, thus understating the fair value the BAC Holders should receive for their interests, (c) misrepresenting that they relied on the fairness opinions, since the fairness opinions were obtained after-the-fact and disregarded important aspects of the Proposed Mergers, (d) failing to disclose the obstacles which prevent competing bids to the Proposed Mergers, and (e) falsely stating that the Proposed Mergers are fair to and in the best interests of the BAC Holders. In connection with its complaint, Dominium has brought a motion for expedited discovery and is seeking corrective disclosure and rescheduling of the meeting, if necessary. CRI has in response brought a motion to disqualify Dominium's special counsel, Faegre & Benson LLP, for alleged conflicts of interest and use of confidential information and brought an action in Delaware Chancery Court to enjoin Dominium from violating the final order in the BAC Holder Litigation.



     On October 3, 1996, the Funds, the General Partners and CRI filed a complaint in the United States District Court, Southern District of New York, against Dominium, and Messrs. Safar, Brierton, Sween and Brachman alleging that Dominium's letter dated September 27, 1996 and its press release dated October 1, 1996 violated federal securities laws and that the defendants tortiously interfered with economic advantage. Motions in these cases are pending.


                    VOTE REQUIRED AND VOTING PROCEDURES

     Pursuant to the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act") and the Agreement of Limited Partnership for Fund I-II, approval of the Transaction Proposals relating to Fund I-II requires the affirmative vote of a majority in interest of holders of the outstanding Fund I-II, Series I and II BACs voting as a single class. Pursuant to the Partnership Act and the Agreement of Limited Partnership for Fund III, approval of the Transaction Proposals relating to Fund III requires the affirmative vote of a majority in interest of holders of the outstanding Fund III, Series III BACs.

     The approval and adoption, by the BAC Holders of each Fund, of each Transaction Proposal to be voted upon by them is conditioned upon the approval and adoption by such BAC Holders of the other Transaction Proposal to be voted upon by them. If BAC Holders of one Fund approve each of the Transaction Proposals to be voted upon by them, but the BAC Holders of the other Fund do not approve each of the Transaction Proposals to be voted upon by them, then CAPREIT and its affiliates may elect, in their sole discretion, whether to consummate the Proposed Merger and related transaction with the Fund whose BAC Holders have approved the Transaction Proposals and not with the other Fund.

     Each BAC Holder is entitled to one vote for each BAC held of record by such BAC Holder at the close of business on September 19, 1996 (the "Record Date"), with respect to each of the proposals described in this Proxy Statement to be voted upon by such BAC Holder.

     Enclosed with this Proxy Statement is a blue Proxy Card. Each BAC Holder, whether voting in person or by proxy, may either vote "for," "against" or "abstain" as to each of the proposals set forth therein. The failure to return a signed Proxy Card or returning one with an "abstain" vote has the effect of, and is equivalent to, a vote against each proposal. In addition, broker non-votes (i.e., BACs not voted on a specific proposal by record holders due to the absence of specific voting instructions from the beneficial owner of the BACs) have the effect of, and are equivalent to, votes against the proposals.

     The Funds have three Series of BACs outstanding. Fund I-II issued BACs in Series I and Series II. Fund III issued one series of BACs, Series III. If a BAC Holder has BACs in more than one Fund, separate Proxy Cards should be completed for each Fund.

     You may revoke any proxy you submit (whether a proxy solicited by the General Partners or the blue Proxy Card which we are soliciting) at any time prior to its exercise by (i) attending the appropriate Meeting and voting your BACs in person, (ii) submitting a duly executed later dated proxy, or
(iii) submitting a written notice of revocation. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted in accordance with your instructions as indicated on the blue Proxy Card. In the absence of such instructions, such proxies will be voted AGAINST the Transaction Proposals.

     Except as provided above, we are not aware of any other matters to be considered at the Meetings. However, if any other matters are properly brought before either of the Meetings, such Proxies will be voted on such matters as Dominium, in its sole discretion, may determine, including, without limitation, with respect to any adjournments or postponements of the appropriate Meeting from time to time.


     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS AND NO MATTER HOW FEW BACS YOU MAY OWN, WE URGE YOU TO SUPPORT US IN OUR ATTEMPT TO DEFEAT THE PROPOSED MERGERS. PLEASE SIGN, DATE AND MAIL THE FULLY COMPLETED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. PLEASE VOTE AGAINST EACH PROPOSAL.


     You may do this even if you have already sent in a different proxy solicited by the General Partners. It is the latest dated proxy that counts.
 Execution and delivery of a proxy by a record holder of BACs of either of the Funds will be presumed to be a proxy with respect to all BACs of that Fund held by such record holder unless the proxy specifies otherwise.

                           SOLICITATION EXPENSES

     The expense of preparing, printing and mailing these proxy materials and the costs of the solicitation will be paid by Dominium. Proxies are being solicited principally by mail, but proxies may also be solicited personally, by telephone, telegraph and similar means by Dominium and its affiliates. In addition, Dominium has retained Georgeson & Company Inc. to assist in the solicitation of the proxies for an estimated fee of $25,000 plus out-of-pocket expenses. Dominium will also reimburse brokerage firms and others for their expenses in forwarding proxy solicitation material to the beneficial owners of the BACs.

                                                                      Appendix A


[LETTERHEAD]

April 10, 1996

Mr. Paul Sween
Dominium, Inc.
3140 Harbor Lane
Suite 102
Minneapolis, MN 55447-5120

RE: CAPITALIZATION RATE AND FINANCING ANALYSIS FOR CRITEF APARTMENT PROPERTY
    IN MINNEAPOLIS/ST. PAUL, WEST DES MOINES, KANSAS CITY, KEY WEST, SAN FRANCISO, AND SEATTLE/TACOMA
    OUR FILE NO.: 960109


Dear Mr. Sween:

At your request, we have analyzed income and expense summaries, real estate tax summaries, and property information concerning apartment properties located in the above-referenced cities. As part of your analysis, you have asked us to provide you with research and professional opinion concerning appropriate capitalization rates for these types of properties, both on a free and clear basis assuming an all cash sale or financing with taxable market rate debt, and also capitalization rates assuming availability of tax exempt financing.

We are familiar with the projects in the Twin Cities area and have selected appropriate capitalization rates for those properties. In addition, we have contacted appraisers and brokers familiar with each of the other markets to ascertain the free and clear capitalization rates for each of those projects in their respective locales. Attached to this letter is a table indicating the name of each project, the "market rate" capitalization rate, and the "tax exempt rate" capitalization rate. Depending on the specific interest rates available at a given time, we believe that the differential in capitalization rates between taxable and or all cash transactions and transactions based on the availability of tax exempt rates ranges from 35 basis points to as high as 140 basis points. We believe that a market supported, conservative differential to utilize for adjusting market rate capitalization rates to tax exempt capitalization rates is 50 basis points. Therefore, the attached table indicates that overall rates for each project would be estimated at 50 basis points lower than the rate indicated by our office and the experts in each respective market.

It had been a pleasure working with you on this assignment. If you have any questions concerning this analysis, please feel free to call at your convenience.

Sincerely,

MARDELL AMUNDSON JOHNSON & LEIRNESS, INC.

/s/ Michael F. Amundson

Michael F. Amundson, MAI
Principal

/pjp

                            FREE & CLEAR                     TAX-EXEMPT
PROJECT                        O.A.R.                          O.A.R.
-------                     ------------                     ----------

Royal Oaks                     8.60%                           8.10%

Trailway Pond I                8.75%                           8.25%

Trailway Pond II               8.75%                           8.25%

Valley Creek I                 8.75%                           8.25%

Valley Creek II                8.75%                           8.25%

White Bear Woods               8.75%                           8.25%

Fountain Place                 8.50%                           8.00%

Woodlane Place                 8.75%                           8.25%

Geary Courtyard                8.00%                           7.50%

Ocean Walk                     9.00%                           8.50%

Regency Woods                  8.00%                           7.50%

Ethans I                       8.50%                           8.00%

Ethans II                      8.50%                           8.00%

James Street Crossing          9.00%                           8.50%

                                                                      Appendix B

[LETTERHEAD]


Valuation & Consultation

September 20, 1996

Mr. Paul Marzynski
Dominium Group
2915 Niagara Lane
Minneapolis, MN 55447

RE: STATE OF THE TWIN CITIES APARTMENT MARKET AND APARTMENT VALUES

Dear Mr. Marzynski:

At your request, we have researched the recent history of the Twin Cities apartment market, for the purpose of analyzing the trends over the past three to four years in various apartment sectors in the Twin Cities, including Class A apartments. Generally, the apartment market has improved steadily since 1989, and has shown dramatic increase in rents since 1992. Capitalization rates have also shown a downward trend during that time due to a general improvement in the real estate market overall during that time frame and an improvement in the fundamentals of the apartment market in the Twin Cities area.

As indicated in the graph below, apartment vacancy in the Twin Cities peaked in 1989 following a surge in building between 1985 and 1988. At that time, apartment vacancy in the Twin Cities was just over 7%, and rent levels had been flat to slowly increasing. The growth of the Twin Cities area, coupled with a slowdown in new construction, lead to declining vacancy rates beginning in 1990. In 1992, overall vacancy was approximately 4.5%. Suburban vacancy was much lower, since most of the chronic vacancy is in the central cities of Minneapolis and St. Paul.



                      APT. VACANCY TRENDS IN TWIN CITIES
               13-YEAR HISTORY OF VACANCY FOR 1 AND 2 BR UNITS

                                    [GRAPH]


     Graph illustrating vacancy rates for one bedroom and two bedroom apartments in the Twin Cities from 1984 through 1996.



     The graph shows that vacancies for one and two bedroom apartments were below 2.0% in 1984 and 1985, rose sharply in 1986 to just below 6.0%, with more gradual increases in 1987, 1988 and 1989 to just over 7.0%, declining in 1990 to approximately 6.0% and more gradual decreases thereafter to vacancy rates in the 2-3% range in 1996.



     Source: The Apartment Guide.

Mr. Paul Marzynski
September 20, 1996
Page Two


The low levels of vacancy gave owners the confidence to substantially raise rental rates beginning in 1992. As shown on the graph below, rental rates have steadily increased since 1992, with a surge in 1995. At the same time, vacancy has continued to decline, which supports further rental increases in the future. The combination of low vacancy and steadily increasing rents has lead to improvement in apartment building values, especially in the Class A sector. Class A apartments are generally characterized as post-1985 construction apartments with underground or attached parking and a full amenities package at the project.

Given the recent trends in the apartment market, we expect additional rental increases to be implemented until vacancy again reaches 4% to 5%. Given the very modest amount of proposed construction, however, we expect vacancy rates to remain modest even as rents increase.



                      APARTMENT RENT TRENDS IN TWIN CITIES
                  13-Year History of Average Rents by Unit Type


                                    [GRAPH]

     Graph illustrating 13-year history of average rents from 1984 through 1996 for studios, one bedroom, two bedroom and three bedroom apartments in the Twin Cities. The graph for studios shows an average rent of approximately $300 in 1984 increasing gradually to just under $400 in 1996. The graph for one bedroom apartments shows an average rent of below $400 in 1984 increasing gradually to approximately $500 in 1996. The graph for two bedroom apartments shows an average rent in the low $400's in 1984, increasing at a steady but somewhat sharper rate to approximately $600 in 1996. The graph for three bedroom apartments shows an average rent of approximately $550 in 1984, increasing gradually throught 1989 to just above $600, a spike in rents in 1990 to approximately $700 and steady increases from 1990 to 1996, with average rents in the low $800's in 1996.



Source: Apartment Guide.



Finally, we have also analyzed the local apartment investment market for the purpose of observing changes in capitalization rates paid for apartment properties, and the corresponding values. Capitalization rates have generally been declining in the Twin Cities for all apartment types, including Class A apartments. Capitalization rates for apartments in the early 1990's were over 9%, even for Class A properties, due to the lack of available capital for real estate investment and a general reluctance on the part of investors to invest in any type of real estate during the national recession. The emergence of new sources of capital such as REITs and the availability of debt capital for apartment investment has restored liquidity to the marketplace, which has resulted in declining capitalization rates in the mid-1990's. Recent Class A transactions indicate capitalization rates of between 8% and 9% in the Twin Cities area, on a "free and clear" basis. The availability of tax-exempt bond financing would tend to decrease capitalization rates further, by at least 50 basis points.

Mr. Paul Marzynski
September 20, 1996
Page Three

The combination of declining vacancy, increasing rents and declining capitalization rates has resulted in value increases of 15% - 20% for Class A apartment properties over the past 3-4 years. Apartment complexes that would have sold in the low- to mid-$40,000 per unit range in 1992-93, would now command $50,000 per unit, or more.

In general, the Twin Cities apartment market is very healthy, with steadily increasing rents and very low vacancies, especially in the suburban sector. The difficulty of developing competitive new projects, coupled with the lack of available land, indicates that apartment conditions will continue to improve and apartment values will steadily increase.

If you have any questions concerning this analysis, please feel free to contact me.

Sincerely,

MARDELL AMUNDSON JOHNSON & LEIRNESS, INC.

/s/ Michael F. Amundson

Michael F. Amundson, MAI
Principal

/pjp

                                                                      Appendix C

[LETTERHEAD]



September 26, 1996


Mr. Paul Marzinski
Dominium Group
2915 Niagara Lane
Minneapolis, MN 55447

RE:  PRELIMINARY DESK REVIEW OF OPPENHEIMER FAIRNESS OPINION
     ON THE CRITEF FUNDS

Dear Mr. Marzinski:

At your request we have reviewed the Oppenheimer Fairness Opinion for the purpose of commenting on the strengths and weaknesses of the analysis. The Fairness Opinion purports to derive values for apartments in the three CRITEF Funds, including seven properties in the Twin Cities Metropolitan Area.

The standard format of the Fairness Opinion is to document trailing four-year income and expense history and a year-to-date summary of operations through June 30, 1996. Income and expenses are then projected for a five year period for the purpose of performing discounted cash flow analysis. The authors of the Fairness Opinion derived value by capitalizing both 1995 cash flow and adjusted 1996 cash flow at overall capitalization rates ranging from 9.25% to 10.25%. In addition, values are derived via a discounted cash flow methodology using a matrix combining terminal capitalization rates of 10.25% to 11.25% and discount rates of 11% to 12%.

The primary flaw with this analysis is that the values reported can not be reported as market values and in fact do not bear any resemblance to current market values for the properties. Our research has revealed capitalization rates for properties in the Twin Cities area of 8.4% to 9.1%, with most of the Twin Cities properties warranting an 8.75% direct capitalization rate on a "free and clear" basis, without tax-exempt bond financing. Terminal capitalization rates would be expected to be just 25 basis points higher than going-in rates. However, we concur with the discount rates utilized in the matrix, and believe that 11.5% is an appropriate rate for most Twin Cities properties.

Mr. Paul Marzinski
September 26, 1996
Page 2


In addition, the value of the properties can be readily derived from comparable sales analysis in the Twin Cities market. Recent comparable sales indicate a range of value on a per unit basis of between $48,000 and $61,000 per dwelling unit, with most activity for average Class A apartment properties at approximately $50,000 per dwelling unit. A brief review of the per unit value conclusions in the Fairness Opinion reveals significant shortfalls in comparison to current market activity in the Twin Cities area. Therefore, the values reported in the Fairness Opinion bear no resemblance to actual current market values for the properties in the Twin Cities area.

In conclusion, we believe that the Fairness Opinion, while a very comprehensive and detailed analysis, does not represent Market Value Analysis, and derives value conclusions on most properties that are significantly below the actual current market values for the properties.

Please feel free to call if you have any questions concerning this analysis.

MARDELL AMUNDSON JOHNSON & LEIRNESS, INC.

Sincerely,

/s/ Michael F. Amundson

Michael F. Amundson, MAI

/esw-b

                      CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                            LIMITED PARTNERSHIP, SERIES I
PROXY

       THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 9:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES I

                  DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors           / /     / /    / /
Tax Exempt Fund Limited Partnership, CRITEF
Associates Limited Partnership, Watermark Partners,
L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund I-II of the general partner interest in Fund
I-II to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and           / /     / /    / /
(b) the issuance as a limited partner interest in Fund I-II to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the              / /     / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        ---------------------------------------

                                        ---------------------------------------

                                        ---------------------------------------
                                        / / Change of address? Check this box
                                       and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.


SERIES I

                      CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                            LIMITED PARTNERSHIP, SERIES II
PROXY

          THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 9:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES II

         DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors          / /      / /    / /
Tax Exempt Fund Limited Partnership, CRITEF
Associates Limited Partnership, Watermark Partners,
L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund I-II of the general partner interest in Fund
I-II to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and          / /      / /    / /
(b) the issuance as a limited partner interest in Fund I-II to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the             / /      / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        ---------------------------------------

                                        ---------------------------------------

                                        ---------------------------------------
                                        / / Change of address? Check this box
                                        and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.

SERIES II

             CAPITAL REALTY INVESTORS TAX EXEMPT FUND III
                          LIMITED PARTNERSHIP
PROXY

      THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund III Limited Partnership, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 10:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES III

             DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors           / /     / /    / /
Tax Exempt Fund III Limited Partnership, CRITEF
Associates III Limited Partnership, Watermark III
Partners, L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund III of the general partner interest in Fund
III to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and           / /     / /    / /
(b) the issuance as a limited partner interest in Fund III to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the             / /      / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        --------------------------------------

                                        --------------------------------------

                                        --------------------------------------
                                        / / Change of address? Check this box
                                        and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.

SERIES III

                                     [LETTERHEAD]



                                   October 13, 1996


J. Evan Calio, Esq.                                                  BY TELECOPY
Securities and Exchange Commission                                  202-942-9531
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Response to Comment Letter Received on October 11, 1996 with respect to the Draft Schedule 14A by Dominium Tax Exempt Fund, L.L.P. (the "Partnership" or "Dominium") regarding Capital Realty Investors Tax Exempt Fund Limited Partnership I-II ("CRITEF") and Capital Realty Investors Tax Exempt Fund Limited Partnership III ("CRITEF III") (collectively referred to as the "Funds") received October 11, 1996; SEC File Nos. 1-12034 & 1-9793, respectively (F&B No. 200518)
         -----------------------------------------------------------------

Dear Mr. Calio:

    We appreciate the staff's prompt response to our draft Schedule 14A submitted October 11, 1996. Enclosed is a draft, dated October 13, 1996, of a revised Preliminary Proxy Statement for Dominium Tax Exempt Fund L.L.P., for your convenience marked to show changes from the draft Preliminary Proxy Statement submitted on October 11, 1996. We are attempting to respond to your comments as expeditiously as possible, and this draft remains subject to some final editing, but we believe it will remain in substantially this form as to material issues.

    The following are our responses to the comments contained in Amy Meltzer Starr's letter to me dated October 11, 1996:

GENERAL

1.  Please file a copy of the draft Schedule 14A on EDGAR.

COMMENT 1 RESPONSE:

WE WILL FILE A COPY OF THE DRAFT SCHEDULE 14A, AS MODIFIED THROUGH THE DATE OF FILING ON TUESDAY, OCTOBER 15, 1996. WE WILL INCLUDE WITH THE DRAFT
SCHEDULE 14A A COPY OF THE

J. Evan Calio, Esq.
October 13, 1996
Page 2


REVISED PRELIMINARY PROXY STATEMENT, A COPY OF THE PROPOSED PROXY CARD AND LETTERS DATED APRIL 10, 1996, SEPTEMBER 20, 1996 AND SEPTEMBER 26, 1996 FROM THE FIRM OF MARDELL AMUNDSON JOHNSON & LEIRNESS, INC.

FORM OF PROXY

2. Please supply the staff with a copy of the proxy card so it can complete its review.

COMMENT 2 RESPONSE:

A COPY OF THE PROXY CARD WILL BE INCLUDED IN THE EDGAR FILING OF OCTOBER 15. WE INTEND TO FORWARD ONE TO YOU VIA FACSIMILE AT THE EARLIEST AVAILABLE OPPORTUNITY.

INTRODUCTION

3. The "superior price" offered by Dominium referenced in the third paragraph should indicate what the price was superior to. We may have additional comment.

COMMENT 3 RESPONSE:

WE HAVE MODIFIED THE INTRODUCTION TO REFER TO THE PRICE WHICH WE HAD HOPED TO BE ABLE TO OFFER IN OUR MODIFIED PROPOSAL AS COMPARED TO THE $160.3 (NET OF ATTORNEYS' FEES) BEING OFFERED IN THE CAPREIT TRANSACTION.

4. The staff notes the statement that "Dominium views the Proposed Mergers as essentially real estate transactions." In this regard, since CAPREIT is remarketing a pool of the Mortgage Revenue Bonds and not foreclosing and liquidating the underlying properties, this statement is potentially misleading and therefore should be revised. If the Partnership believes that the value of the Funds is essentially the value of the underlying properties, as stated elsewhere, so state. If not, explain the apparent inconsistency.

COMMENT 4 RESPONSE:

WE HAVE DELETED THE STATEMENT THAT "DOMINIUM VIEWS THE PROPOSED MERGERS AS ESSENTIALLY REAL ESTATE TRANSACTIONS." IN ITS STEAD WE HAVE INCLUDED A STATEMENT TO THE EFFECT THAT DOMINIUM BELIEVES THE VALUE OF THE FUNDS IS CLOSELY TIED TO THE VALUE OF THE UNDERLYING PROPERTIES.

5. The staff notes the disclosure in the fourth paragraph on page 1 regarding the Owner Partnerships. Clarify that the Owner Partnerships acquired the properties from the original owners only after defaults on the mortgage revenue bonds and that the Owner Partnerships

J. Evan Calio, Esq.
October 13, 1996
Page 3


formed by affiliates of the general partners did not originally own the properties at the time of the mortgage bond financing.

COMMENT 5 RESPONSE:

WE HAVE ADDED PROVISIONS RESPONSIVE TO THIS COMMENT.

6. Clarify in the first full paragraph on page 2 what the material terms of the bonds are as it relates to cash flow from the properties.

COMMENT 6 RESPONSE:

WE HAVE ADDED PROVISIONS BASED ON DISCLOSURE IN THE CRITEF PROXY STATEMENT THAT SET FORTH THE MATERIAL TERMS OF THE MORTGAGE REVENUE BONDS AS THEY RELATE TO CASH FLOW FROM THE PROPERTIES.

7. The staff notes statement (2) in the second full paragraph on page 2 that is unlikely that a transaction would not have been completed with Dominium even if it had obtained financing. Please support such statement and reconcile it with the disclosure elsewhere that the Partnership's proposal was at a "superior price". If retained, generally discuss the General Partner's fiduciary duties owed to limited partners in competing offer situations.

COMMENT 7 RESPONSE:

WE HAVE TAKEN OUT THE REFERENCE TO "INDUCEMENTS TO THE GENERAL PARTNERS" AND CLARIFIED WHY WE ULTIMATELY CONCLUDED THAT IT WAS UNLIKELY THAT WE WOULD BE ABLE TO COMPLETE A TRANSACTION EVEN IF WE WERE ABLE TO OBTAIN FINANCING. ALTHOUGH WE ENCOUNTERED SOME DIFFICULTIES IN OBTAINING INFORMATION WE NEEDED FROM THE GENERAL PARTNERS, ULTIMATELY OUR CONCLUSION NOT TO PROCEED WAS TIED TO OUR CONCLUSION THAT, NOTWITHSTANDING OUR VIEWS AS TO THE VALUES OF THE PROPERTIES ULTIMATELY WE WOULD BE OUTBID AFTER INCURRING HUGE EXPENSES AND COMMITMENTS JUST TO GET INTO A BIDDING PROCESS. IN VIEW OF THE REVISIONS, WE DO NOT BELIEVE IT IS NECESSARY TO DISCUSS GENERALLY THE GENERAL PARTNERS' FIDUCIARY DUTIES OWED TO LIMITED PARTNERS IN COMPETING OFFER SITUATIONS.

8. The staff notes the Partnership's response to comment 5 and the conclusion that doing "nothing" is better than the Merger Proposal (page 3). Please expand the basis for this conclusion beyond the property valuation analysis and discuss a valuation of the Funds as remarketed. While the staff recognizes that the Property valuation will be materially related to a remarketing valuation, however, it is not a substitute nor necessarily an accurate value of what could be received. Risk factor disclosure, including risks relating to continued tax

J. Evan Calio, Esq.
October 13, 1996
Page 4


exempt treatment of interest, the remarketing event and potential inability to effect such remarketing and the consequent effect on investors should also be included.

COMMENT 8 RESPONSE:

REFERENCES TO DOING NOTHING HAVE BEEN DELETED AS WELL AS THE PROVISIONS IN THE INTRODUCTION ADDRESSING REFINANCING THE MORTGAGE REVENUE BONDS. WE HAVE EXPANDED THE RISK FACTOR DISCLOSURE TO DISCUSS REMARKETING.

9. The staff notes the Partnership's response to comment 6. Prior to addressing the value of the Properties, address the Funds' ability to foreclose on the Properties held by the Ownership Partnerships without the cooperation of the Ownership Partners. Further, disclose that the Ownership Partners do not owe any duties to the BAC holders and disclose, if known, whether the terms of the mortgages assumed by the Owner Partners were altered and, therefore, the rights of the Funds with regard to foreclosure of such properties altered. Revise as appropriate throughout the proxy statement.

COMMENT 9 RESPONSE:

REVISIONS HAVE BEEN MADE TO THE DISCUSSION OF FORECLOSURE RIGHTS AT PAGE 2. REVISIONS HAVE BEEN MADE REGARDING AMENDMENT TO THE MORTGAGE REVENUE BONDS AT PAGE 2. A CLARIFICATION HAS BEEN MADE ON PAGE 13 REGARDING THE OWNER PARTNERSHIPS' LACK OF DIRECT FIDUCIARY DUTIES TO THE BAC HOLDERS.

10. Please clarify in the example on page 3 and elsewhere, that the Funds may only be able to foreclose on the Properties underlying the Non-performing Mortgage Revenue Bonds. Further, discuss how only partial foreclosure affects the Partnership's opinion and valuations.

COMMENT 10 RESPONSE:

REVISIONS HAVE BEEN MADE TO PAGE 4 CLARIFYING THAT THE FUNDS MAY ONLY FORECLOSE ON THE NON-PERFORMING MORTGAGE LOANS. PARTIAL FORECLOSURE DOES NOT AFFECT THE CAPITALIZATION RATE VALUATION ANALYSIS BECAUSE THE CAPITALIZATION RATE ANALYSIS VALUES ALL OF THE PROPERTIES PERFORMING AND NON-PERFORMING. THE LEVEL OF THE CAPITALIZATION RATE IS NOT DEPENDENT ON WHETHER THE PROPERTY IS PERFORMING. REVISIONS HAVE BEEN MADE TO CLARIFY THIS.

11. As previously indicated, the basis for the belief as to the value of the BACs being substantially more than the BAC holders are receiving must be supported within the document or provided supplementally to the staff. Similarly, the basis for the belief that there may be

J. Evan Calio, Esq.
October 13, 1996
Page 5


superior alternatives should also be set forth. Without a supportable basis, the disclosure should be deleted.

COMMENT 11 RESPONSE:

THE BASIS FOR DOMINIUM'S BELIEF THAT THE VALUE OF THE BACS IS SUBSTANTIALLY MORE THAN THE BAC HOLDERS ARE RECEIVING IS BASED ON DOMINIUM'S BELIEFS AS TO THE VALUE OF THE UNDERLYING PROPERTIES SECURING THE MORTGAGE REVENUE BONDS WHICH ARE THE SOLE ASSETS OF THE FUNDS. WE HAVE REVISED STATEMENTS TO REFLECT THIS BASIS THROUGHOUT THE PROXY STATEMENT.

THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS, page 8

12. The characterization that the General Partners and CAPREIT do not have an arm's length relationship should be supported and also stated as a belief rather than fact. In addition, it appears that whether or not the general partners have a conflict of interest is a legal conclusion that the Partnerships are not qualified to make. Please revise the disclosure to indicate whether the analysis is based on an opinion of counsel, naming such counsel, or revise the disclosure to clearly indicate that it is the Partnership's view regarding potential conflicts of interest faced by the general partners.

COMMENT 12 RESPONSE:

THE BULLET POINT REGARDING THE LACK OF AN ARM'S LENGTH RELATIONSHIP HAS BEEN DELETED. ANY REFERENCES TO THIS ISSUE HAVE BEEN AMENDED TO REFLECT THE FACT THAT THIS IS DOMINIUM'S BELIEF.

    $1,000,000 PAYOUT

13. The basis for the statement that the $1,000,000 could have been paid to the BAC holders if the general partners did not receive the money is not clear. Either revise to include a supportable basis for the statement or delete.

COMMENT 13 RESPONSE:

WE HAVE DELETED THE STATEMENT.

14. The basis for the statement that the General Partners negotiated the payments at the same time they negotiated the Redemption Price should be set forth or the statement deleted.

J. Evan Calio, Esq.
October 13, 1996
Page 6


COMMENT 14 RESPONSE:

WE HAVE REVISED THIS STATEMENT IN THE PROXY STATEMENT.

    TERMINATION REFUNDS, page 10

15. Please state that the Termination Refund will not be due if the Funds continue operations.

COMMENT 15 RESPONSE:

WE HAVE ADDED A STATEMENT TO THIS EFFECT.

THE STRUCTURE OF THE PROPOSED MERGERS DOES NOT ALLOW . . . , page 15

16. The staff notes the Partnership's response to comment 58 and the parenthetical disclosure on page 16. Please revise to reference the market-out exception to the Del. Code. Ann. tit 8, Section 262(b)(1), 262(b)(2)(c) since it appears if this were a merger between corporations, dissenters rights may not be available in any case. In addition, since limited partners would never have dissenter's rights, unless the limited partnership law of the State of Delaware specifically includes dissenters rights, the inclusion of such an argument is inappropriate and should be deleted.

COMMENT 16 RESPONSE:

WE HAVE DELETED THE ARGUMENT AND SIMPLY NOTE THAT BAC HOLDERS DO NOT HAVE DISSENTER'S RIGHTS.

17. Please state when discussing the contributions by CAPREIT that CAPREIT and certain affiliates thereof will provide certain credit enhancements to the combined pool of assets guaranteeing payment of the remarketed certificates.

COMMENT 17 RESPONSE:

WE HAVE MADE REVISIONS AS REQUESTED.

THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH ALL THE INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A GOOD DEAL FOR YOU, page 17

18. Expand the disclosure to indicate the actions taken by Plaintiff's counsel and the Funds with respect to marketing the Funds.

J. Evan Calio, Esq.
October 13, 1996
Page 7


COMMENT 18 RESPONSE:

WE HAVE MADE REVISIONS AS REQUESTED.

WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE PROPOSED MERGERS, page 19

    ALTERNATIVE 1, page 20

19. Please revise the second sentence to state that the Funds are relying, in part, on Oppenheimer's analysis as to the fairness of the consideration not on the reasons for not pursuing other alternatives.

COMMENT 19 RESPONSE:

WE HAVE MADE REVISIONS AS REQUESTED.

20. The basis for the belief that "any of the alternatives . . . is likely to be a superior alternative . . ." should be set forth or, without supportable basis, the statement should be deleted.

COMMENT 20 RESPONSE:

WE HAVE MODIFIED THESE PROVISIONS TO CLARIFY THAT WE BELIEVE THERE ARE THREE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE PROPOSED MERGERS: LIQUIDATE NOW, LIQUIDATE UPON MATURITY OR UNDERTAKE AN OPEN COMPETITIVE BIDDING PROCESS AFTER CAPREIT'S RIGHTS TO TERMINATION FEES AND EXPENSE REIMBURSEMENT EXPIRES. DOMINIUM'S BASIS FOR THIS BELIEF IS ITS EXPERIENCE IN THE MULTI-FAMILY HOUSING INDUSTRY AND ITS VIEWS AS TO THE VALUES OF THE PROPERTIES SECURING THE NON-PERFORMING MORTGAGE REVENUE BONDS WHICH WE SUPPORT IN DETAIL. WE HAVE DELETED AS A SUPERIOR ALTERNATIVE REFINANCING THE MORTGAGE REVENUE BONDS, ALTHOUGH WE CONTINUE TO POINT OUT THAT WE DO NOT UNDERSTAND THE GENERAL PARTNERS' EXPLANATION OF WHY THEY REJECTED THIS ALTERNATIVE.

21. Please disclose the Commission's address and that information is also available on the Commission's web site (http://ww.sec.gov). See Item 502(a)(2) of Regulation S-K.

COMMENT 21 RESPONSE:

WE HAVE ADDED THIS INFORMATION.

J. Evan Calio, Esq.
October 13, 1996
Page 8


22. Please disclose why a tax exempt basis for the valuation is appropriate since this is a liquidation analysis that will not be realized through the Mortgage Revenue Bond.

COMMENT 22 RESPONSE:

WE HAVE NOT SUGGESTED THAT A TAX EXEMPT BASIS IS APPROPRIATE FOR A LIQUIDATION ANALYSIS. THE 8.0 TO 9.0% CAPITALIZATION RATE IS THE RATE MARDELL AMUNDSON RECOMMENDED FOR SALES ON A FREE AND CLEAR BASIS. WE HAVE DISCLOSED THE LOWER CAPITALIZATION RATES PROVIDED FOR MARDELL AMUNDSON ON A TAX-EXEMPT BASIS IN RESPONSE TO YOUR REQUEST THAT WE PROVIDE THE TYPE OF DISCLOSURE THAT MUST BE INCLUDED IN ITEM 9 OF SCHEDULE 13E-3 WITH RESPECT TO THESE REPORTS. WE CONCUR THAT THE TAX FREE CAPITALIZATION RATES ARE NOT RELEVANT TO A LIQUIDATION ANALYSIS, AND HAVE ADDED CLARIFYING LANGUAGE.

23. Please advise how the appraisal evaluates the performing revenue bonds and foreclosure through the Ownership Properties as discussed above.

COMMENT 23 RESPONSE:

OUR DISCLOSURE NO LONGER REFERS TO APPRAISALS. WE ASSUME THAT THIS COMMENT IS REQUESTING CLARIFICATION OF HOW THE ANALYSIS ADDRESSES THE PERFORMING MORTGAGE BONDS AND WE HAVE ADDED LANGUAGE TO CLARIFY THIS.

24. The basis for the belief that a different capitalization rate would be more appropriate should be set forth. In that regard, the staff notes that the analyses regarding the capitalization rates were concentrated in the Minneapolis/St. Paul and certain other locations. Disclose the number of properties located in the identified locations and the representative nature of the chosen markets to the property locations. In that regard, the staff restates comment no. 62.

COMMENT 24 RESPONSE:

WE SET FORTH THE BASIS FOR OUR BELIEF THAT A DIFFERENT CAPITALIZATION RATE WOULD BE MORE APPROPRIATE: THE MARDELL AMUNDSON STUDIES (AND IN PARTICULAR THE APRIL 10 STUDY) AS WELL AS OUR EXTENDED EXPERIENCE IN BUYING AND SELLING APARTMENT PROJECTS. THE APRIL 10 LETTER IN FACT SETS FORTH MARDELL AMUNDSON'S VIEWS AS TO THE APPROPRIATE CAPITALIZATION RATE FOR ALL OF THE PROPERTIES AND WE HAVE ADDED LANGUAGE WHICH CLARIFIES THIS. WE HAVE PROVIDED THE SEPTEMBER 20 AND SEPTEMBER 26 LETTERS AS MERELY FURTHER BACK UP FOR OUR POSITION. IF YOU THINK IT WOULD BE PREFERABLE, WE CAN DELETE REFERENCES TO THESE LETTERS AND NOT INCLUDE THEM WITH OUR FILING. SINCE OUR CAPITALIZATION RATES HAVE BEEN DERIVED FROM A PROPERTY BY PROPERTY ANALYSIS AS EVIDENCED BY THE APRIL 10 STUDY, WE DO NOT BELIEVE IT IS NECESSARY TO DRAW CONCLUSIONS ABOUT WHETHER THE MINNEAPOLIS/ST PAUL MARKET IS REPRESENTATIVE OF ALL THE MARKETS IN WHICH THE PROPERTIES UNDERLYING THE MORTGAGE REVENUE BONDS ARE LOCATED.

J. Evan Calio, Esq.
October 13, 1996
Page 9


25. The staff notes that the disclosure regarding the appraisals that were contained in the first filing have been deleted, rather than expanded to comply with Item 14 of Schedule 14A. Provide the staff a detailed analysis of why the disclosure has been deleted and the basis for such deletion, given the public filing of the preliminary proxy statement. The staff may have additional comment.

COMMENT 25 RESPONSE:

WE ARE SENSITIVE TO THE STAFF'S CONCERNS THAT OUR APPRAISALS COVER ONLY THE MINNEAPOLIS/ST. PAUL PROPERTIES AND THAT AN EXTRAPOLATION TO THE VALUE OF PROPERTIES OUTSIDE OF MINNEAPOLIS/ST. PAUL MIGHT BE MISLEADING. THE STAFF ALSO SUGGESTED THAT A COMPARISON OF DOMINIUM'S APPRAISALS TO OPPENHEIMER'S CAPITALIZATION RATE ANALYSIS WAS NOT APPROPRIATE. IN VIEW OF THAT, WE CONCLUDED THAT IT WOULD BE PREFERABLE DISCLOSURE TO USE DOMINIUM'S CAPITALIZATION RATE ANALYSIS RATHER THAN ITS APPRAISALS. IN PARTICULAR, THE APRIL 10 MARDELL AMUNDSON STUDY INCLUDED RECOMMENDED CAPITALIZATION RATES ON A PROPERTY BY PROPERTY BASIS AND WAS NOT LIMITED TO THE MINNEAPOLIS/ST. PAUL MARKET PERMITTING US TO PREPARE A CAPITALIZATION RATE ANALYSIS ON AN "APPLES TO APPLES" BASIS WITH THE OPPENHEIMER ANALYSIS. MOREOVER, WHILE WE ACKNOWLEDGE THAT IF DOMINIUM USES THE APPRAISALS IN ITS DEFINITIVE PROXY MATERIALS APPROPRIATE SUMMARIES NEED TO BE PROVIDED PURSUANT TO ITEM 9 OF SCHEDULE 13E-3, WE QUESTION THE BASIS UNDER THE RULES PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION FOR THE STAFF REQUIRING THAT THE FULL APPRAISALS BE MADE AVAILABLE TO THE PUBLIC. AS WE HAVE DISCUSSED, DOMINIUM IS SUBJECT TO CONFIDENTIALITY AGREEMENTS AND WE ARE CONCERNED THAT IF THE APPRAISALS IN THEIR ENTIRETY ARE MADE PUBLIC DOMINIUM MAY BE SUBJECT TO CLAIMS BY THE FUNDS THAT IT HAS BREACHED THESE CONFIDENTIALITY AGREEMENTS. IN PARTICULAR, WE ARE CONCERNED THAT THE FUNDS MIGHT CLAIM THAT THE APPRAISAL MAKE USE OF DOMINIUM'S ACCESS TO HISTORIC INFORMATION, 1996 BUDGET INFORMATION AS WELL AS INFORMATION GLEANED FROM PHYSICAL INSPECTIONS OF THE MINNESOTA PROPERTIES THAT ARE NOT PUBLIC AND WOULD BE DIFFICULT TO REDACT FROM THE APPRAISALS. WE ARE ALSO CONCERNED THAT THERE MAY BE LEGITIMATE CLAIMS THAT THIS KIND OF DETAIL COULD BE DAMAGING TO THE FUNDS BY RESULTING IN INCREASED PROPERTY TAX VALUATIONS. UNDER THESE CIRCUMSTANCES, WE BELIEVE THE BETTER APPROACH IS TO DELETE REFERENCES TO THE APPRAISALS AND USE A COMPARISON OF CAPITALIZATION RATES AS SUPPORT FOR DOMINIUM'S CLAIMS THAT THE PROPERTIES HAVE A HIGHER VALUE WHICH WARRANTS GREATER CONSIDERATION FOR THE BACS.

26. The disclosure regarding the three letters must be presented in the manner required by Item 9 of Schedule 13E-3 and the letters filed. Please revise the disclosure accordingly.

J. Evan Calio, Esq.
October 13, 1996
Page 10


COMMENT 26 RESPONSE:

WE HAVE ADDED PROVISIONS WHICH DESCRIBE IN GREATER DETAIL THAT THE APRIL 10 LETTER SETS FORTH MARDELL AMUNDSON'S OPINION AS TO THE APPROPRIATE CAPITALIZATION RATES FOR EACH PROPERTY. WE BELIEVE THE DISCLOSURE IS RESPONSIVE TO ITEM 9 OF SCHEDULE 13E-3 IN THAT WE HAVE:

    (1)  IDENTIFIED THE OUTSIDE PARTY AND/OR UNAFFILIATED REPRESENTATIVE;

    (2) BRIEFLY DESCRIBED THE QUALIFICATIONS OF SUCH OUTSIDE PART AND/OR UNAFFILIATED REPRESENTATIVE;

    (3) DESCRIBE THE METHOD OF SELECTION OF SUCH OUTSIDE PARTY AND/OR UNAFFILIATED PARTY (WE HAVE EXPANDED THIS DESCRIPTION);

    (4) DESCRIBE ANY MATERIAL RELATIONSHIP BETWEEN (I) THE OUTSIDE PARTY, ITS AFFILIATES AND/OR UNAFFILIATED REPRESENTATIVE, AND (II) THE ISSUER OR ITS AFFILIATES WHICH EXISTED DURING THE PAST TWO YEARS OR IS MUTUALLY UNDERSTOOD TO BE CONTEMPLATED, AND ANY COMPENSATION RECEIVED OR TO BE RECEIVED AS A RESULT OF SUCH RELATIONSHIP (WE HAVE EXPANDED THIS DESCRIPTION);

    (5) IF SUCH REPORT, OPINION OR APPRAISAL RELATES TO THE FAIRNESS OF THE CONSIDERATION, STATE WHETHER THE ISSUER OR AFFILIATE DETERMINED THE AMOUNT OF CONSIDERATION TO BE PAID OR WHETHER THE OUTSIDE PARTY RECOMMENDED THE AMOUNT OF CONSIDERATION TO BE PAID (THIS WOULD NOT SEEM TO BE RELEVANT UNDER THE CIRCUMSTANCES);

    (6) FURNISH A SUMMARY CONCERNING SUCH NEGOTIATION, REPORT, OPINION OR APPRAISAL WHICH SHALL INCLUDE, BUT NOT BE LIMITED TO, THE PROCEDURES FOLLOWED; THE FINDINGS AND RECOMMENDATIONS, INSTRUCTIONS RECEIVED FROM THE ISSUER OR AFFILIATE; AND ANY LIMITATION IMPOSED BY THE ISSUER OR AFFILIATE ON THE SCOPE OF THE INVESTIGATION.

27. It appears that the disclosure on page 26 may not be consistent with the disclosure in the introduction regard Dominium's intent with respect to the Funds. Please revise and clarify.

COMMENT 27 RESPONSE:

REVISIONS HAVE BEEN MADE TO THE PARAGRAPH REGARDING POSSIBLE ALTERNATIVE BIDDERS ON PAGE 28. WE BELIEVE THAT THIS PARAGRAPH AS REVISED IS CONSISTENT WITH DOMINIUM'S INTENT AS EXPRESSED IN THE INTRODUCTION.

J. Evan Calio, Esq.
October 13, 1996
Page 11


    Because this is a contested proxy solicitation and time is of the utmost urgency, I would respectfully request that the Staff review the enclosed at the soonest available opportunity.

    David Vander Haar of this office (612-336-3226) or I am available to address any questions or concerns which may arise regarding this submission.


                                       Sincerely,



                                       Andrew J. Ritten



AJR:ajr
Enclosures
M1:0187557.01
cc: Amy Meltzer Starr
    Paul R. Sween
    Paul H. Ravich
    Arthur B. Crozier
    David M. Vander Haar
    Thomas L. Kimer
    Robert L. Schnell, Jr.
    Karen E. Wilson

_______________________________________________________________________________



             MEETINGS OF HOLDERS OF BENEFICIAL ASSIGNEE CERTIFICATES
                                       OF
                    CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                               LIMITED PARTNERSHIP
                                       AND
                  CAPITAL REALTY INVESTORS TAX EXEMPT FUND III
                               LIMITED PARTNERSHIP
                                OCTOBER 29, 1996

                  _____________________________________________

                                 PROXY STATEMENT
                                       OF
                         DOMINIUM TAX EXEMPT FUND L.L.P.
                  _____________________________________________

                    IN OPPOSITION TO THE PROPOSED MERGERS OF
          CAPITAL REALTY INVESTORS TAX EXEMPT FUND LIMITED PARTNERSHIP
      AND CAPITAL REALTY INVESTORS TAX EXEMPT FUND III LIMITED PARTNERSHIP
         WITH AND INTO AFFILIATES OF CAPITAL APARTMENT PROPERTIES, INC.


_______________________________________________________________________________

INTRODUCTION................................................................   1

REASONS TO VOTE AGAINST THE PROPOSED MERGERS................................   8

  1.  WE BELIEVE THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF
      INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS.........   9

  2.  WE BELIEVE THE GENERAL PARTNERS HAVE NOT ACTED IN A MANNER
      CONSISTENT WITH MAXIMIZING BAC HOLDER VALUE...........................  13

  3.  THE STRUCTURE OF THE PROPOSED MERGERS DOES NOT ALLOW THE BAC
      HOLDERS TO TAKE ADVANTAGE OF ANY IMPROVEMENT IN THE PROPERTIES'
      ABILITY TO GENERATE TAX-EXEMPT INCOME.................................  16

  4.  WE BELIEVE THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH ALL THE
      INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A GOOD
      DEAL FOR YOU..........................................................  18

  5.  WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE
      PROPOSED MERGERS......................................................  20

YOU SHOULD NOT RELY ON THE FAIRNESS OPINIONS AS A SUBSTITUTE FOR YOUR
OWN ANALYSIS OF WHETHER THE TRANSACTIONS ARE IN YOUR INTEREST...............  28

YOU SHOULD NOT RELY ON PLAINTIFFS' CLASS ACTION LAWSUITS AS A SUBSTITUTE
FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS ARE IN YOUR INTEREST......  30

INFORMATION ABOUT DOMINIUM..................................................  31

BACKGROUND TO THE PROPOSED MERGERS..........................................  32

ADDITIONAL INFORMATION CONCERNING THE TRANSACTION PROPOSALS.................  37

LITIGATION..................................................................  37

VOTE REQUIRED AND VOTING PROCEDURES.........................................  38

SOLICITATION EXPENSES.......................................................  39

                                  INTRODUCTION

     This Proxy Statement, dated as of October [__], 1996, which is first being mailed to holders ("BAC Holders") of Beneficial Assignee Certificates ("BACs") on or about October [__], 1996, is furnished by Dominium Tax Exempt Fund L.L.P., a Minnesota limited liability partnership ("Dominium"), in opposition to the proposed mergers (each a "Proposed Merger" and collectively the "Proposed Mergers") of each of Capital Realty Investors Tax Exempt Fund Limited Partnership ("Fund I-II") and Capital Realty Investors Tax Exempt Fund III Limited Partnership ("Fund III" and together with Fund I-II, the "Funds") with and into two separate entities affiliated with Capital Apartment Properties, Inc. ("CAPREIT").

     Dominium owns 100 BACs in each of the two series of BACs issued by Fund I-II and 100 BACs in Fund III. All of Dominium's BACs were acquired on or about August 26, 1996. Dominium is affiliated with Dominium Management Services, Inc., a Minnesota corporation owned by Jack W. Safar and David L. Brierton. Mr. Safar and Mr. Brierton are partners in Dominium, along with Paul R. Sween and Armand E. Brachman. Mr. Sween and Mr. Brachman are employees of Dominium Management Services. Messrs. Safar, Brierton, Sween and Brachman are the participants in this proxy solicitation. The participants do not own any BACs individually.


     As discussed further hereafter, Dominium previously attempted to acquire the Funds through a transaction comparable to the Proposed Mergers, but at a price net to the BAC Holders of approximately $165,305,000 as compared to the approximate net to the BAC Holders of $156,500,000 being offered by CAPREIT at the time of our proposal (which has subsequently been increased to approximately $160.3 million (net of certain attorneys fees)). In our proposal, we had included the cost of paying up to $9.5 million in termination fees and expense reimbursements to CAPREIT and $2 million to lawyers in the plaintiffs' class lawsuits brought against the general partners of the Funds (the "General Partners"), and others in connection with the Proposed Mergers. To the extent termination fees and expense reimbursements to CAPREIT were ultimately determined to be less than $9.5 million, Dominium's proposal contemplated that any savings would be payable to the BAC Holders. Dominium's proposal also contemplated that any cash in the Funds at the time of closing in excess of $12.4 million would be payable to the BAC Holders, with a corresponding decrease in the amount payable to the BAC Holders if the cash in the Funds at the time of closing were less than $12.4 million. In our proposal, we did not allocate the approximately $165,305,000 among the Funds, but anticipated that we would allocate such amounts along the lines that your General Partners are recommending with respect to the Proposed Mergers. Dominium did not obtain financing for its proposal within the timeframe it originally thought possible. Dominium is not presently pursuing financing, nor does it have any present plans to make a superior proposal.



     Dominium is opposing the Proposed Mergers because it believes the Proposed Mergers are not in the interest of the BAC Holders. Although it is not presently pursuing financing or a superior proposal, Dominium believes that there may be some opportunity to effect a transaction with the Funds if there is a "level playing field" without these termination fees and expense reimbursement obligations or that there may be some other opportunity to assist the Funds in maximizing BAC Holder value if the Proposed Mergers are not approved.



     Dominium believes that the value of the Funds and your interests in the BACs is closely tied to the value of the real estate securing the eighteen tax-exempt mortgage revenue bonds issued by various state or local governments or their agencies or instrumentalities (the "Mortgage Revenue Bonds") owned by the Funds. We believe this for the following reasons. Affiliates of CAPREIT are seeking to acquire your BACs and gain the entire ownership interest in the Funds. The only assets owned by the Funds are the eighteen Mortgage Revenue Bonds. The only collateral for the Mortgage Revenue Bonds are non-recourse participating mortgage loans on eighteen properties containing multifamily residential developments (the "Properties").



     The Properties generate income with which to pay base interest, contingent interest and principal owing on the Mortgage Revenue Bonds. Nine of the 10 mortgage loans relating to the Mortgage Revenue Bonds owned by Fund I-II and 6 of the 8 mortgage loans relating to the Mortgage Revenue Bonds owned by Fund III have not been paying the full amount of base interest for some period of time. Because of this, these mortgage loans are in default and are termed non-performing. By virtue of this default, under the terms of the Mortgage Revenue Bonds and the mortgage loans, the Funds, as holders of the Mortgage Revenue Bonds, have a right to foreclose on the Properties.



     When these fifteen Properties originally went into default between 1990 and 1995, ownership of these Properties was transferred via deeds in lieu of foreclosure or other means from the original unaffiliated third party owners of the Properties to partnerships (the "Owner Partnerships") which were organized by and are owned entirely by affiliates of the General Partners. One of the main purposes for establishing the Owner Partnerships was to prevent the loss of tax-exempt interest on the Mortgage Revenue Bonds that would have resulted had the Funds acquired legal title to the Properties securing the Mortgage Revenue Bonds following foreclosure on such Properties. In connection with the transfer of title, the Owner Partnerships assumed the existing indebtedness on these fifteen Properties and the terms of the Mortgage Revenue Bonds were not altered so as to change the rights of the Funds to foreclose in the event of default at any time on account of the failure to pay full base interest (mortgages with respect to two Mortgage Revenue Bonds held by Fund I-II were revised for reasons that, to the knowledge of Dominium, do not affect the right of the Funds to foreclose for failure to pay full base interest). The Funds agreed with the Owner Partnerships that instead of receiving the full amount of interest and principal owing on the non-performing Properties through the Mortgage Revenue Bonds, the Funds would receive interest based on the cash flow of these fifteen Properties. In addition, interest has been accruing on the unpaid base interest at the base interest rate.



     In connection with the Proposed Mergers, CAPREIT or its designee will have the right to obtain title to the Properties owned by the Owner Partnerships. Effectively, as a result of the Proposed Mergers, affiliates of CAPREIT will acquire ownership of the Funds and CAPREIT or its designee will acquire or have the right to obtain title to the non-performing Properties owned by the Owner Partnerships.



     Since the sole assets of the Funds are the Mortgage Revenue Bonds, we believe that the value of the BACs is driven by the value of the Mortgage Revenue Bonds. We believe that the value of the Mortgage Revenue Bonds in turn is driven by the ability of the Properties to generate income to pay off the interest and principal owing under the Mortgage Revenue Bonds. Since the value of the Properties is driven by the ability of the Properties to generate income, the more valuable the Properties, the more valuable the Mortgage Revenue Bonds and the more valuable the BACs.



     Dominium attempted to acquire the Funds beginning at the end of February 1996, concentrating its efforts in earnest beginning in May 1996. We first made a proposal to the General Partners on June 28, 1996. However, we failed to obtain financing for that proposal within the timeframe that we believed possible. As previously noted, we are not presently pursuing financing for an alternative proposal and, if the Proposed Mergers are not approved by the BAC Holders, there can be no assurances that we would ever be able to obtain financing or even have the opportunity to make another proposal. In connection with our efforts, we concluded, however, that (1) we believed that you should receive a higher price than that being paid by CAPREIT for the BACs in the Proposed Mergers because of our belief regarding the value of the underlying Properties securing the Mortgage Revenue Bonds and (2) the termination fee and expense reimbursement provisions made it unlikely that we would be able to complete a transaction even if we were able to obtain financing and they represent substantial barriers to competing proposals.



     In determining not to proceed with a proposal, Dominium concluded that the termination and expense reimbursement provisions would effectively preclude it from winning a bidding contest with CAPREIT. Because of the up to $9.7 million in termination fees and possible expense reimbursement obligations, even to make a $165 million offer net to the BAC Holders, we effectively had to be able to finance up to an additional $9.7 million of fees and expenses. As a result, we concluded that if a bidding contest were to occur, CAPREIT would always have a significant advantage over any proposal we could make. The reason we concluded that these provisions would likely prevent us from being able to complete a competing proposal, even if we were able to obtain financing, turned on our perception that there was sufficient value in the Properties that CAPREIT would simply increase the price it was willing to pay for the Funds to meet or exceed any proposal that we might make and that ultimately CAPREIT would be able to bid more for the Funds than we could because it would not owe us any termination fees or expense reimbursement obligations if it was successful in its bid and, conversely, we would owe CAPREIT up to $9.7 million if we were successful. As a consequence, we concluded, given these termination fees and expense reimbursement obligations, that it was unlikely that we would be able to win a bidding contest with CAPREIT, notwithstanding our view that the value of the Properties warranted paying a higher price for the BACs.



     Even though the sole assets of the Funds are the Mortgage Revenue Bonds, we believe that the value of the Properties owned by the Owner Partnerships is relevant to the BAC Holders in their consideration of the Proposed Mergers for two reasons. First, we believe that it would be relevant to any prospective acquiror who might be interested in acquiring the Funds on terms similar to that proposed by your General Partners. Under the terms of the Proposed Mergers, CAPREIT is effectively acquiring both the Funds in which you own BACs and title to the fifteen Properties owned by the Owner Partnerships. There can be no assurances if the Proposed Mergers are rejected that anyone else would be willing to acquire the Funds, that Dominium would be able to make a proposal, or that any such proposal would be for a higher price than that in the Proposed Mergers. However, in assessing the likelihood of whether someone else would make a proposal at a higher price we believe that the value of the fifteen Properties owned by the Owner Partnerships as well as the value of the performing Mortgage Revenue Bonds is material. Since, under a comparable transaction to that proposed by CAPREIT, a potential acquiror would acquire both the Funds and the underlying Properties owned by the Owner Partnership, it was our conclusion that in assessing the price that could be paid for the BACs one must look primarily to the value of the Properties. Second, we believe that the value of the Properties owned by the Owner Partnerships is directly relevant to whether the other alternatives that your General Partners considered and rejected might be superior alternatives for the BAC Holders.



     For example, if the Funds were to be liquidated in an orderly manner, the value of the Properties owned by the Owner Partnerships directly affects the liquidation proceeds that would be available to the Funds. Pursuant to the terms of the Mortgage Revenue Bonds, the Funds retain the right at any time to foreclose on the non-performing mortgage loans because of continuing defaults and thus to acquire the non-performing Properties which are owned by the Owner Partnerships. Consequently, in an orderly liquidation, the Funds would be able to liquidate the Properties owned by the Owner Partnerships. Similarly, in a scenario where the Mortgage Revenue Bonds are held to maturity and then liquidated, the value of the Properties owned by the Owner Partnerships would affect the amounts received by the BAC Holders.


     If you vote against the Proposed Mergers, there can be no assurances that your General Partners will pursue any of the alternatives that are discussed herein in more detail or, if they pursue such alternatives, that you will be able to achieve a higher price for your BACs. Nor can there be any assurances that the value of the Properties or the cash flow generated by the Properties and payable to the BAC Holders will not be impacted by adverse economic changes or other changes in the real estate market or in the laws and regulations governing tax-exempt financing. As discussed herein, there are risks associated with not approving the Proposed Mergers as well as possible benefits. Your General Partners do, however, have a fiduciary obligation to maximize BAC Holder value. And in assessing whether to vote for the Proposed Mergers, we believe you should consider both the history of these transactions and alternatives which could be pursued in determining whether to support the Proposed Mergers. We believe you also need information about the value of the Properties to assess whether to support the Proposed Mergers. We urge you to read carefully the CRITEF Proxy Statement, as well as this proxy statement.

_______________________________________________________________________________

     WE BELIEVE YOU SHOULD VOTE AGAINST THE PROPOSED MERGERS FOR THE FOLLOWING
REASONS:


-  WE BELIEVE YOUR GENERAL PARTNERS HAVE CONFLICTS OF INTEREST



          -- YOUR GENERAL PARTNERS WILL RECEIVE APPROXIMATELY $4,500,000 IN DIRECT PAYMENTS


-  WE BELIEVE YOUR GENERAL PARTNERS HAVE NOT MAXIMIZED PAYMENTS TO THE BAC
   HOLDERS

          -- NEVER EXPOSED PROPERTIES TO THE MARKET BEFORE AGREEING TO SIGNIFICANT TERMINATION FEES AND EXPENSE REIMBURSEMENT PROVISIONS

          --   NEVER USED THE SERVICES OF A REAL ESTATE BROKER

          --   NEVER HAD THE PROPERTIES APPRAISED

          -- SIGNED THE ORIGINAL MERGER AGREEMENTS WITHOUT THE BENEFIT OF ANY FAIRNESS OPINIONS (ALTHOUGH SUBJECT TO DELIVERY OF A FAIRNESS OPINION)

          --   AGREED TO TERMINATION FEES OF $4.5 MILLION ($2.25 MILLION PER
               FUND) AND EXPENSE REIMBURSEMENT PROVISIONS OF A MAXIMUM OF $5.2 MILLION ($2.6 MILLION PER FUND)

          -- THESE TERMINATION FEES AND EXPENSE REIMBURSEMENT PROVISIONS REPRESENT A POTENTIAL $9.7 MILLION HANDICAP TO ANOTHER BIDDER


     - YOU WILL HAVE NO ABILITY TO PARTICIPATE IN UPSIDE POTENTIAL AND YOU WILL NO LONGER RECEIVE TAX-EXEMPT INCOME FROM THE FUNDS


     - BECAUSE OF OUR VIEWS AS TO THE VALUE OF THE PROPERTIES, WE BELIEVE THE BACS ARE WORTH SUBSTANTIALLY MORE THAN THE BAC HOLDERS ARE RECEIVING AND YOUR GENERAL PARTNERS SHOULD CONSIDER OTHER ALTERNATIVES TO THE PROPOSED MERGERS



     As discussed hereafter, for these and other reasons, we believe you should clearly vote no on the Proposed Mergers and direct your General Partners to pursue other alternatives which will maximize BAC Holder value.


     THERE ARE, HOWEVER, CERTAIN RISKS IN NOT APPROVING THE PROPOSED MERGERS. WE BELIEVE THE PRINCIPAL RISKS ARE THE FOLLOWING:


     1. If the Proposed Mergers are not adopted, the per unit price at which the BACs are traded on the American Stock Exchange may drop. As with any investment, there can be no assurances that the price would recover in the short or long term.


     2. Your General Partners may choose not to pursue any alternatives to the Proposed Mergers if the Proposed Mergers are defeated and there can be no assurances that if they elect to pursue alternatives to the Proposed Mergers that you will receive higher consideration for your BACs than that being offered in the Proposed Mergers.


     3. We believe in any event that no one is likely to close on an alternative proposal for at least 270 days after termination of the Merger Agreements because of the termination fees and expenses that would be due CAPREIT. We do not presently have the financing to pursue an alternative proposal if that opportunity were available. Given our views as to the values of the Properties securing the Mortgage Revenue Bonds, we believe we would be interested in pursuing such an alternative proposal. However, we are not committed to pursuing such a proposal nor can there be any guarantee that we would be able to finance such a proposal.

    4. Just as we believe there is a chance for appreciation in the value of the BACs by positive changes in the economy, the value of the real estate market generally or the value of the Properties securing the Mortgage Revenue Bonds specifically, adverse changes in the economy, in the value of the real estate market generally or the value of the Properties securing the Mortgage Revenue Bonds specifically, could adversely affect the value of the BACs.



    5. Although we are not aware of pending or proposed changes in tax laws or regulations which would impact the tax-exempt status of interest on the Mortgage Revenue Bonds, changes in tax laws or regulations could adversely affect the value of the BACs. If the Proposed Mergers are not approved, remarketing the Mortgage Revenue Bonds could be adversely affected by changes in tax laws or regulations and there can be no assurances that the Funds will be able to remarket the Mortgage Revenue Bonds prior to the time they come due if an alternative transaction is not effected.



    6. The costs and expenses of the Oppenheimer fairness opinions and related legal and accounting fees, the legal and accounting fees incurred in negotiating the Merger Agreements and reimbursement for certain overhead costs of the General Partners and their affiliates will be borne by the Funds even if the Proposed Mergers are not approved.


________________________________________________________________________________


    This Proxy Statement and the enclosed blue proxy card are being furnished to BAC Holders in connection with the solicitation of proxies by Dominium to vote against the Proposed Mergers and related matters at the meetings of BAC Holders of Fund I-II and Fund III to be held at 9:00 a.m. and 10:00 a.m., respectively, local time, on October 29, 1996 at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and at any adjournments or postponements thereof (each a "Meeting" and collectively the "Meetings").

    At the Meetings, BAC Holders of Fund I-II will vote on the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates Limited Partnership, a Delaware limited partnership and the general partner of Fund I-II (the "Fund I-II GP") and Watermark Partners, L.P., a Delaware limited partnership and affiliate of CAPREIT; and BAC Holders of Fund III will vote on the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates Limited Partnership, a Delaware limited partnership and the general partner of Fund III (the "Fund III GP") and Watermark III Partners, L.P., a Delaware limited partnership and affiliate of CAPREIT (each a "Merger Agreement" and collectively the "Merger Agreements"). The aggregate consideration offered to the BAC Holders under the Proposed Mergers (net of legal fees for certain litigation) is approximately $160.3 million, subject to possible upward adjustment. Also, BAC Holders of each Fund will vote on proposals (the "New Partner Proposals") to approve, with respect to each Fund, (a) the sale of the general partner interest held by each Fund's General Partner to a wholly-owned subsidiary of CAPREIT in exchange for $500,000, and the substitution of such wholly-owned subsidiary as general partner of each Fund and
(b) the issuance of a limited partner interest in each Fund to CAPREIT or its designee in exchange for the contribution to such Fund of real property or other assets, in each case, to occur concurrently with the Proposed Mergers, and certain amendments to the respective Agreements of Limited Partnership of the Funds expressly to authorize the foregoing. The Proposed Merger and New Partner Proposal for each Fund are collectively referred to herein as the "Transaction Proposals" with respect to each Fund.

    We believe that the Transaction Proposals are not fair to or in the best interest of the BAC Holders and that BAC Holders should vote against the Transaction Proposals. We believe that there is no compelling reason to engage in a transaction of this type at the present time. Even if some transaction should be effected, we believe that the aggregate consideration to be paid to BAC Holders in connection with the Proposed Mergers (the "Redemption Price") is inadequate. We believe that the consideration to be paid in connection with the New Partner Proposals is unwarranted, and that these payments, as well as certain other inducements for the General Partners to proceed with and advocate for the Transaction Proposals, create a conflict of interest for the General Partners. We believe these conflicts prevent the General Partners from objectively evaluating the Transactions Proposals. We believe that you should carefully review each General Partner's conclusion that the Transaction Proposals are fair to and in the best interest of the BAC Holders and that the consideration payable to the BAC Holders in connection with the Proposed Mergers is fair. We believe that you should conclude after careful review of the facts, as we have, that THIS DEAL IS NOT FOR YOU.



    We urge you to vote against the Transaction Proposals by completing and executing the enclosed blue proxy card in accordance with the instructions contained therein. For a proxy to be effective a BAC Holder must deliver his or her proxy at any time prior to the Meeting of the Fund, or any adjournment thereof, addressed to:


                   Dominium Tax Exempt Fund L.L.P.
                   c/o Georgeson & Company Inc.
                   Wall Street Plaza, 30th Floor
                   New York, New York 10005


    A self-addressed, stamped envelope for the return of the proxy has been included.



                     REASONS TO VOTE AGAINST THE PROPOSED MERGERS

    Dominium opposes the Proposed Mergers and is hereby asking for your vote to oppose them as well. Dominium believes that the Proposed Mergers and the related proposals are unfair to and not in the best interests of the BAC Holders and that the Redemption Price is inadequate based on our view as to the value of the Properties. Dominium believes you should vote against the Proposed Mergers and the related transactions for five primary reasons:



    (1) We believe the General Partners have significant conflicts of interest and inducements to proceed with the Proposed Mergers;


    (2) We believe the General Partners have not acted in a manner consistent with maximizing BAC Holder value;

    (3) The structure of the Proposed Mergers does not allow the BAC Holders to continue to receive tax-exempt income or to take advantage of any upside potential for the Funds;

    (4) As discussed hereafter, we believe that the General Partners have not provided you with all of the information necessary for you to determine whether the Proposed Mergers are a good deal; and

    (5) We believe that there are alternatives which may be superior to the Proposed Mergers.


1. WE BELIEVE THE GENERAL PARTNERS HAVE SIGNIFICANT CONFLICTS OF INTEREST AND INDUCEMENTS TO PROCEED WITH THE PROPOSED MERGERS.



    Each of the General Partners of the Funds (and CAPREIT) maintain that the proposed transactions are fair to and in the best interest of the BAC Holders and that the Redemption Price payable to the BAC Holders of its respective Fund is fair. However, you should be aware and take into consideration that each General Partner has, we believe, significant conflicts of interest and inducements to proceed with the Proposed Mergers. We believe the conflicts and inducements include:


    - CAPREIT has agreed to pay to each General Partner $500,000 ($1,000,000 in the aggregate) in exchange for their general partnership interests. Absent the Merger Agreements, if the Funds were liquidated as of June 30, 1996, Fund I-II GP would have received only a nominal amount and Fund III GP would have received nothing for its general partnership interests.

    - CAPREIT has agreed to pay to CRI, Inc. ("CRI") and CRIIMI MAE Services Limited Partnership ("CRIIMI"), affiliates of the General Partners, at least $3,479,925, for certain accounts receivable consisting of the accrued mortgage servicing and administration fees ("Accrued Fees") owed by certain affiliates of the General Partners which CRI and CRIIMI probably would not get if the Transaction Proposals are not approved.

    - At the time the General Partners commenced discussions with CAPREIT about a possible transaction, affiliates of the General Partners held up to a 22% residual profits interest in AP CAPREIT Partners, L.P. ("AP CAPREIT"), an affiliate of CAPREIT. The President of CAPREIT, Mr. Richard L. Kadish, who, according to the proxy statement sent to you by the Funds (the "CRITEF Proxy Statement"), first suggested a transaction with CAPREIT in January 1995, was an employee of CRI working directly with the Funds until January 1994.

    - As admitted in the CRITEF Proxy Statement, William B. Dockser ("Dockser") and H. William Willoughby ("Willoughby"), the sole shareholders of CRI, finally broke off negotiations with CAPREIT on April 15, 1995 (after three months of discussions) until the interest of CRI and certain of its affiliates in AP CAPREIT was redeemed in order to "avoid even the appearance of a conflict of interest". However, we believe the deal that they ultimately struck with CAPREIT involves a direct conflict of interest by your General Partners because completing the Transaction Proposals could potentially save CRI affiliates over $1 million in certain termination refunds described below.

    $1,000,000 PAYMENT


    Absent the Proposed Mergers, the general partnership interests of the General Partners have at best nominal value. Yet, in connection with the Proposed Mergers, the General Partners are scheduled to receive payments totaling $1,000,000 for their General Partnership interests. These payments were negotiated by the General Partners for their benefit in the context of striking the Merger Agreement terms. Of the $1,000,000 that will be paid to the General Partners ($500,000 to each of them), according to the CRITEF Proxy Statement, Messrs. Dockser, Willoughby and Martin C. Schwartzberg, formerly a general partner and currently a limited partner in the Fund I-II GP ("Schwartzberg"), will each receive approximately 25%, CRI will receive a very small percentage and the remainder goes to general partnerships comprised of current and former employees of CRI, including the President of CAPREIT, Mr. Kadish.


    $3,479,925 PAYMENT

    CAPREIT has agreed to purchase from CRI and CRIIMI, affiliates of the General Partners, for $3,479,925 in cash certain Accrued Fees on the effective date of the Proposed Mergers (the "Effective Date"). The payments payable to CRIIMI will increase each month after September 30, 1996 through the Effective Date. These Accrued Fees have accrued pursuant to the limited partnership agreement of each Fund and are subordinated on a current basis, loan by loan, to payment of full base interest, plus any unpaid base interest and interest thereon, on the Mortgage Revenue Bonds owned by the Funds. This means that, as acknowledged in the CRITEF Proxy Statement, it is possible (and Dominium believes likely) that in the absence of the Proposed Mergers, these affiliates of the General Partners would not get substantial payments, if any, on these Accrued Fees in the near future. Moreover, in order to receive these fees more than $31 million of cumulative unpaid base interest (as of June 30, 1996), plus interest thereon, would first have to be paid to the Funds.

    The consideration payable to CRI for its Accrued Fees is, with respect to Fund I-II, $511,680 in the case of Series I, and $770,835 in the case of Series II, and, with respect to Fund III, $667,485. The consideration payable to CRIIMI for its Accrued Fees is, with respect to Fund I-II, $332,460, in the case of Series I, and $489,120 in the case of Series II, and with respect to Fund III, $708,345, representing 100% of the Accrued Fees payable to CRIIMI through September 30, 1996.


    Your General Partners negotiated these payments in the context of striking the Merger Agreement terms. While we believe there is no basis for the payment of over $3 million to these affiliates of your General Partners in connection with the Proposed Mergers, you should be aware that your General Partners originally agreed to terms which would have resulted in payments in excess of $4.5 million to their affiliates for these Accrued Fees. These payments were only reduced as a part of settlement of two plaintiffs' class action lawsuits brought against your General Partners (the fees and expenses of which you are being required to pay out of the Redemption Price).


    CRI AND CAPREIT'S CLOSE RELATIONSHIP

    CAPREIT was originally formed by CRI in late 1993 for the purpose of acquiring, owning and managing a portfolio of multi-family real estate properties. CAPREIT was acquired by AP CAPREIT on January 31, 1994 only months after its founding. Within one year of AP CAPREIT's acquisition, CAPREIT was "negotiating" to purchase the Funds. In January 1995, when your General Partners were apparently first approached regarding the possible acquisition of the Funds by CAPREIT, not only were CRI and certain of CRI's affiliates owners of a 22% residual profits limited partnership interest (contingent on the occurrence of certain events and meeting certain hurdle rates) in AP CAPREIT, but Messrs. Dockser and Willoughby (the sole shareholders of CRI), were two of seven directors of CAPREIT. Although CRI and CAPREIT share the same Maryland office address and Mr. Kadish, the President of CAPREIT, was an employee of CRI until 1994, the CRITEF Proxy Statement states that they first discussed a possible transaction in Phoenix, Arizona at a convention of the National Multi Housing Council. We think this close relationship does not support your General Partners' claims of arm's length negotiations.

    TERMINATION REFUNDS

    As a consequence of the Proposed Mergers, CRI and certain of its affiliates are receiving a benefit in excess of $1,000,0000 that they most likely would not receive if a transaction were effected with any other party. Notwithstanding your General Partners' stated concern to avoid "even the appearance of a conflict of interest", on June 30, 1995, CRI agreed to sell its interest in AP CAPREIT for an aggregate consideration of $4,750,000, subject to repayment of up to $3,900,000 ("Termination Refunds") if certain property management contracts are terminated under certain circumstances. Some of these property management contracts allow an affiliate of CAPREIT called CAPREIT Residential Corp. ("CAPREIT Residential") to manage, on behalf of the Owner Partnerships, fourteen of the Properties that secure the Mortgage Revenue Bonds. It is likely that a comparable transaction between the Funds and anyone other than CAPREIT would trigger Termination Refunds. This is because in a comparable transaction an acquiror of the Funds would also acquire the right to acquire the Properties owned by the Owner Partnerships. Pursuant to the terms of the management agreements, the new owner could terminate these contracts (which is generally permitted upon thirty days notice) and designate its own property management company instead of CAPREIT Residential. However, CRI and CAPREIT agreed that the portion of the Termination Refunds relating to the Properties that secure certain Mortgage Revenue Bonds held by the Funds in the original aggregate amount of $1,313,864 (which amount decreased after June 30, 1996 to $1,149,631, and will continue to decrease after June 30 of each succeeding year) would not be due if the Proposed Mergers were consummated with CAPREIT. As a consequence, if the Proposed Mergers are effected, we believe CRI and certain affiliates of CRI are receiving a benefit in excess of $1,000,000 that they most likely would not receive in a transaction with any party other than CAPREIT. The Termination Refunds will not be due if the Funds continue their present operations and CAPREIT Residential continues to manage the fourteen Properties.


    THE OWNER PARTNERSHIPS


    The Properties securing the Mortgage Revenue Bonds were originally owned by unrelated third parties. Fifteen of these original unaffiliated owners defaulted on their obligations under the Mortgage Revenue Bonds triggering foreclosure rights by the Funds under the terms of the Mortgage Revenue Bonds. According to the CRITEF Proxy Statement, because of these defaults, Messrs. Dockser and Willoughby established the Owner Partnerships to acquire legal title to the Properties in part to prevent the loss of tax-exempt interest on the Mortgage Revenue Bonds that would have resulted had the Funds acquired title. The Owner Partnerships acquired title from the prior owners via deeds in lieu of foreclosure or otherwise.


    The General Partners maintain that the Owner Partnerships, and their respective owners (Messrs. Dockser and Willoughby), have never received any material benefits, directly or indirectly, in connection with owning the Properties that secure the Mortgage Revenue Bonds. The General Partners concede that as the deal has been structured, if the fair market value of the Properties were to substantially increase prior to the time CAPREIT exercises its options to acquire such Properties, any such increase in value in excess of the indebtedness and accrued interest owing on the respective Properties may benefit the owners of the Owner

Partnerships (i.e., affiliates of your General Partners). Moreover, in connection with the Proposed Mergers, at the option of CAPREIT, each of the Owner Partnerships has agreed to one of the following courses of action: (a) to sell, assign or transfer the partnership interests in or the real property and other assets of such Owner Partnerships to CAPREIT or its designee for no additional consideration, (b) to admit CAPREIT or its designee as the managing general partner, whereupon the general partner interest of the current general partners will be converted into limited partnership interests or (c) to sell all of the limited partnership interests to CAPREIT at any time within five years from the Effective Date at the then fair market value (based on the fair market value of the partnership property as encumbered by the mortgage loans thereon).


    Your General Partners have made no disclosure as to why they have structured these transactions involving their affiliates in this complex manner, whether any of the alternatives would result in material benefits to these affiliates or which alternative CAPREIT presently intends to follow. While the Owner Partnerships do not have a direct fiduciary duty to the BAC Holders, the General Partners, who control the Owner Partnerships, do have a fiduciary duty to the BAC Holders. Therefore, we believe the General Partners should explain to the BAC Holders why they have negotiated the terms of the Merger Agreements affecting the Owner Partnerships as they did.



    We believe your General Partners have not adequately justified the approximately $4.5 million in payments to the General Partners and/or their affiliates. We also believe that these transactions constitute material inducements for the General Partners to recommend the Proposed Mergers, irrespective of whether these transactions are fair to the BAC Holders.


2. WE BELIEVE THE GENERAL PARTNERS HAVE NOT ACTED IN A MANNER CONSISTENT WITH MAXIMIZING BAC HOLDER VALUE.


    In addition to the conflicts of interest and inducements for the General Partners to recommend the Proposed Mergers that we believe exist, we believe that the General Partners have not acted in a manner consistent with maximizing BAC Holder value. Consider the following:



    - Your General Partners apparently conducted negotiations on an exclusive basis with CAPREIT from January 1995 until September 11, 1995. During that period they never actively solicited other purchasers for either the BACs or the Properties, publicized that the Properties or the BACs were for sale, contacted qualified real estate brokers or attempted to actively market the Properties or BACs in any way. They did this in spite of what we believe to be their conflicts of interest and the inducements being offered by CAPREIT to proceed with the Proposed Mergers and notwithstanding that CAPREIT apparently did not propose an initial Redemption Price until August 1995 and then offered only $145 million.

    - Your General Partners entered into Merger Agreements with CAPREIT on September 11, 1995 apparently without ever having valued the Properties or, if they did value the Properties, they haven't advised you or their investment banker of their views as to the values of the Properties.

    - Your General Partners initially agreed to a Redemption Price of $150 million contingent upon obtaining a fairness opinion, but without ever having received a fairness opinion or explaining to you their rationale for why they believed this was a fair price for the BAC Holders.

    - Your General Partners were promptly sued in two separate class action lawsuits brought on behalf of the BAC Holders. An inactive general partner of the Fund I-II GP, Martin C. Schwartzberg, also brought litigation alleging, among other things, that the Proposed Mergers were not in the best interest of the BAC Holders and filed a preliminary proxy statement with the Securities and Exchange Commission urging that BAC Holders vote against the Proposed Mergers. (As part of the settlement of the litigation, Mr. Schwartzberg has agreed not to oppose the Proposed Mergers and certain payments to Mr. Schwartzberg are conditioned upon your approval of the Proposed Mergers.)

    - Despite the fact that the $150 million Redemption Price in the September 11, 1995 Merger Agreements was so inadequate that it was unable to support a fairness opinion, at the time your General Partners entered into the Merger Agreements, they also agreed to termination fees of $4.5 million, to reimburse CAPREIT for up to $4 million of expenses under certain circumstances (which have now been increased to $5.2 million), and not to solicit other proposals. They agreed to these termination fees, expense reimbursement and nonsolicitation provisions even though CAPREIT did not have committed financing and had not completed its due diligence investigation. As revealed in the CRITEF Proxy Statement, at the time the original Merger Agreements were signed, CAPREIT's financing was based on a term sheet from a financial institution that after several months ultimately declined to provide CAPREIT with financing.


    - Notwithstanding that your General Partners were originally unable to obtain a fairness opinion (although they have fairness opinions with respect to the present Redemption Price), that they were sued in two plaintiffs' class action lawsuits, that CAPREIT's initial financing fell through and that we believe they had significant conflicts of interest, your General Partners have repeatedly extended the termination date of the Merger Agreements. Though these extensions have been accompanied by increases in the Redemption Price in the aggregate amount of $10.3 million (net of legal fees), your General Partners have also raised the hurdles for other potential purchasers of the Funds by increasing the maximum amount of expenses reimbursable to CAPREIT to $5.2 million. Considering the termination fees and expense reimbursement provisions agreed to by your General Partners, just to offer a net amount to the BAC Holders equivalent to the amount being offered by CAPREIT, any other party proposing an alternative transaction would have to offer up to $9.7 million more than CAPREIT while these provisions are in effect.

    - In each instance in which the Redemption Price has been raised (except possibly for the most recent $1.5 million increase and minor technical adjustments) your General Partners have only been able to "negotiate" a higher price when external pressure has forced the issue. They initially raised the price by $8.5 million in negotiating a settlement to the plaintiffs' class action lawsuits (although they agreed that up to 20% of the improvements negotiated in connection with such lawsuits could go directly to the plaintiffs' lawyers and not to the BAC Holders). They then negotiated for another $2 million increase in the Redemption Price in order to further induce the plaintiffs' lawyers to settle their class action lawsuits after substantial delays caused by our failed efforts to make a superior proposal.


    We believe that your General Partners' agreement to a transaction that caps the amounts paid to BAC Holders for excess cash owned by the Funds, even though such cash was earned during your ownership of the Funds, does not maximize BAC Holder value. We believe that when you carefully review the CRITEF Proxy Statement you will conclude, as we have, that the General Partners have not acted in a manner consistent with maximizing BAC Holder value.



    Moreover, we believe that the cumulative effects of the termination fees and expense reimbursement provisions which your General Partners have agreed to, the inherent conflicts of interest that we believe the General Partners have, the fact that they have never revealed either their views or the views of CAPREIT or its bankers as to the value of the Properties securing the Mortgage Revenue Bonds, the complexity of the transactions, the informational advantages that CAPREIT has because its affiliate is the manager of fourteen of the Properties and the limited representations and warranties in the Merger Agreements (particularly as to tax-exempt status) that CAPREIT is willing to accept, have had a substantial chilling effect on other proposals. Under the termination fees and expense reimbursement provisions in the Merger Agreements, any prospective acquiror of the Funds must automatically offer as much as $9.7 million more than CAPREIT just to compete on even terms with CAPREIT while these provisions remain in effect. In addition, as a practical matter, any prospective acquiror has to address how to overcome the incentives and inducements that have been provided to the General Partners and their affiliates to proceed with the CAPREIT transaction. In assessing our ability to make a superior proposal, we felt that we would need to not only be able to pay the termination fees and expense reimbursement amounts, but, as distasteful as it may be, retain some of the approximately $4.5 million in inducements for the General Partners to proceed with a transaction.

    Furthermore, given the potential for a bidding contest that a competing offer would raise, this $9.7 million unlevel playing field also has the effect of giving CAPREIT a double advantage. CAPREIT, unlike any other prospective bidder, knows that if it loses the bidding contest, it will at least receive the termination fees and its expenses. It can also reasonably anticipate that it will be able to pay more than a competing bidder, because it will not be responsible for paying the termination fees and expense reimbursement amounts with respect to that competing bidder. Based on our experience, we believe that regardless of the value of your BAC Holder interests, the reality is that the transaction as structured by your General Partners has a virtual freezeout effect on any other alternative proposals.


    The only way to avoid this effect of the transaction as structured by your General Partners and to preserve your right to get a better deal and to continue to realize upside potential on your investment through potential increases in the value of the BACs, is to reject the Proposed Mergers. Pursuant to the Merger Agreements, if the BAC Holders do not approve the Proposed Mergers, the Funds may terminate the Merger Agreements without liability for the termination fees and expenses of CAPREIT, provided that there is no "Triggering Event", as defined in the Merger Agreements, which results in the BAC Holders receiving consideration in excess of the proposed Redemption Price within 270 days from the date of termination. We believe that you should send a message to your General Partners that you are not happy with the way that they have structured the Proposed Mergers and insist that they maximize BAC Holder value.


3. THE STRUCTURE OF THE PROPOSED MERGERS DOES NOT ALLOW THE BAC HOLDERS TO TAKE ADVANTAGE OF ANY IMPROVEMENT IN THE PROPERTIES' ABILITY TO GENERATE TAX-EXEMPT INCOME.

    Since their formation, over $260 million in aggregate capital contributions have been made to the Funds by you, the BAC Holders. Now your General Partners are presenting you with an opportunity to sell your investment at a price which will net the BAC Holders only approximately $160 million; a loss of roughly $100 million in capital, 38.5% of the cumulative invested amount, in less than ten years. The Funds currently generate tax-free income to you, the BAC Holders.
In the CRITEF Proxy Statement, your General Partners acknowledge that "[t]he principal original objectives of the Funds were to preserve and protect capital and to provide periodic distributions of tax-exempt interest income" over a 10 to 13 year period and that the Proposed Mergers will modify the original objective by accelerating the liquidity of the BAC Holders' interests and terminating any future distributions. If the Proposed Mergers are effected you will lose not only any opportunity to recover part of this lost capital through possible improved performance of the Funds, but defeat the second objective of continuing to receive tax-exempt interest income. We do not believe that the "premium" over market price that you are being offered justifies giving up the potential for future appreciation in the BACs and the tax-exempt income generated by the Funds, particularly after you consider that the Funds' income over the past few years has been increasing.


    Holders of Series I and Series II BACs received cash distributions equal to $1.00 per BAC in 1993 and 1994 and $1.08 per BAC in 1995. Holders of Series III BACs received cash distributions equal to $1.63 per BAC in 1993 and 1994 and $1.20 per BAC in 1995. The CRITEF Proxy Statement acknowledges that you may not be able to replace this tax-exempt yield if the Proposed Mergers are effected. It concludes, however, that "in light of the determination by the General Partners that the [Proposed] Mergers are a fair alternative to holding the BACs and the requirement that BAC Holders vote on the Transaction [Proposals], the General Partners believed that any modification to the original objectives of the Funds are not significant." We believe that these changes are significant despite your General Partners' view as to fairness. Moreover, under the Proposed Mergers you can lose these rights to continue to receive tax-exempt income and potential appreciation in the value of the BACs by a simple majority vote of the BAC Holders and if you object to the Proposed Mergers, under the Funds' limited partnership agreements, you do not have the right to dissent and seek a judicial declaration of the fair value of your interest.


    Of course, there can be no certainty that the tax-free income stream will continue or improve for BAC Holders, but it is certain that approval of the Proposed Mergers will terminate the tax-exempt income stream immediately. Similarly, there can be no certainty that general real estate economic conditions will improve, but it is certain that approval of the Proposed Mergers will foreclose any opportunity for BAC Holders to benefit from such improvement via their investment in BACs. The only way for the BAC Holders to retain some chance of upside appreciation on their investment is to vote against the Proposed Mergers.


    As discussed in the CRITEF Proxy Statement at pages 55-59, CAPREIT is willing to take over the Funds in part because it intends to pool the Funds' assets into a trust with certain other assets held by CAPREIT and its affiliates. Under CAPREIT's plan, the Funds would contribute the Mortgage Revenue Bonds and the Available Cash to the trust, an affiliate of CAPREIT would contribute another mortgage revenue bond issue and CAPREIT would contribute $16.5 million in additional equity. In addition, CAPREIT has arranged for certain credit enhancement for the trust consisting of letters of credit or similar instruments issued by financial institutions. CAPREIT intends to issue securities secured by the trust and its assets using the Properties and the additionally contributed properties to the trust (among other things) as collateral. By making certain filings with the Internal Revenue Service and making certain amendments to the Mortgage Revenue Bonds which require the consent of the issuers, CAPREIT believes that it will be able to maintain the tax-exempt status of the Mortgage Revenue Bonds contributed by the Funds through these efforts.



    The General Partners state in the CRITEF Proxy Statement that they are uncertain whether they could refinance and maintain the tax-exempt status. Yet, this is precisely what CAPREIT intends to do. CAPREIT obviously perceives value in the Properties on which it is attempting to capitalize. According to the CRITEF Proxy Statement they are willing to incur $22 million in transaction expenses to do so. Although they have suggested that the additional collateral and credit enhancements will make it easier to refinance the Mortgage Revenue Bonds, we believe that the General Partners have not adequately explained why the Funds are currently unable to effect a refinancing without additional collateral or credit enhancements or what the costs of such a refinancing would be to the Funds.


    Although the General Partners and CAPREIT have carefully avoided commenting on the value of the Properties or the profits which CAPREIT anticipates generating from the proposed transactions, CAPREIT has consistently shown a willingness to increase the Redemption Price when challenged. Basically, as a result of the Proposed Mergers, you will be losing your ability to receive tax-exempt income and any potential appreciation in the value of the BACs. CAPREIT, on the other hand, will be acquiring the right to benefit from the tax-exempt status of income generated by the Mortgage Revenue Bonds held by the Funds and any appreciation in the value of the BACs. We believe CAPREIT wouldn't be incurring $22 million in transaction costs to do that unless they thought there were significant benefits to be gained from the Proposed Mergers.


4. WE BELIEVE THE GENERAL PARTNERS HAVE NOT PROVIDED YOU WITH ALL THE INFORMATION NECESSARY FOR YOU TO DETERMINE WHETHER THIS IS A GOOD DEAL FOR YOU.



    We believe that the General Partners have not provided you with all the information necessary for you to determine whether this is a good deal for you. We urge you to review carefully the CRITEF Proxy Statement. Despite more than 100 pages of disclosure, we do not believe that you will be able to determine what the General Partners' views, or CAPREIT's views, are as to the value of the Properties securing the Mortgage Revenue Bonds. We find it incredible that the General Partners or CAPREIT have not obtained appraisals of these Properties or, if they or their sources of financing have obtained appraisals, that they have not disclosed these appraisals to you or to the investment banking firm retained by the General Partners.


    When you cut through the complexity of these transactions, we believe the value of your BACs turns on the value of the Properties. This is so because the only assets of the Funds are the Mortgage Revenue Bonds. The only security for the Mortgage Revenue Bonds is the Properties. The Properties generate the income to pay the principal and interest on the Mortgage Revenue Bonds. If the ability of the Properties to generate income increases, the value of the Properties increases. If the ability of the Properties to generate income increases, the value of the Mortgage Revenue Bonds increases. If the value of the Mortgage Revenue Bonds increases the value of the BACs increases. Thus, the value of the Properties directly impacts the value of the BACs. Although your General Partners have disclosed that in late 1994 and early 1995 they received indications of interest from two other parties regarding acquisition of the Funds and they have disclosed that counsel to certain BAC Holders who opposed the Proposed Mergers undertook an informal market review in an effort to identify higher and better offers for the interest of the BAC Holders, your General Partners have not disclosed their views as to the value of these Properties.



    There will be some cash held by the Funds at the Effective Date, the Available Cash, which CAPREIT will be acquiring for its Redemption Price. But, your General Partners have limited the amount of upward adjustments to the Redemption Price that will be made based on the Available Cash (the "Maximum Adjustment Amount"). As a result, if there is more Available Cash than the Maximum Adjustment Amount, CAPREIT gets the cash, not you. Your General Partners have not disclosed why the General Partners believe it was in your best interest to cap the Maximum Adjustment Amount or for the Funds to accumulate substantial cash reserves rather than make additional tax-exempt distributions to BAC Holders.


    The General Partners have suggested that one of the principal reasons they believe the transactions are fair is that the Redemption Price represents a substantial premium over the market price of the BACs immediately prior to the first announcement of the Proposed Mergers. Yet, they have not disclosed what the impact of accumulating such large cash reserves may have been on that market price. While they have disclosed that CAPREIT Residential, an affiliate of CAPREIT, manages fourteen of the Properties, they have not disclosed that CAPREIT Residential through its management of the Properties has the ability, among other things, to influence the cash flows from these Properties. By setting the rent rates, by determining the levels and timing of repairs, maintenance and capital expenditures, CAPREIT Residential's management of a significant portion of the Properties can directly impact the value of the BACs because the income flowing to pay the Mortgage Revenue Bonds is directly affected. Your General Partners have not disclosed either their projections or CAPREIT's projections as to the cash flows or values of the Properties after the transactions have been effected, and they have not disclosed why CAPREIT is purportedly willing to incur approximately $22 million in transaction costs to effect the Proposed Mergers.

    Based on over 25 years of experience in owning and managing multi-family housing projects, we believe you should, at a minimum, have the following information before you are willing to vote in favor of the Proposed Mergers:

    (1) A satisfactory explanation of why the General Partners haven't actively marketed the Funds or the Properties by employing a broker.

    (2)  The appraised value of the Properties securing the Mortgage Revenue
Bonds.

     (3) Projections as to the impact of CAPREIT's financing on cash flow from the Properties and market value of the Properties.

     (4) Given that the manager of most of the Properties is an affiliate of the buyer, an independent review of the management of the Properties by CAPREIT Residential to determine if the rent rates are at market value and whether expenses and repairs have been structured and scheduled in a manner that would adversely affect either the Available Cash or the value of the BACs.

     (5) A satisfactory explanation of why the mechanisms through which CAPREIT or its designee can acquire title to the Properties from the Owner Partnership have been structured in the manner that they have and whether there is any material advantage to the General Partners or their affiliates from one approach versus another and whether there is any understanding, explicit or tacit, with respect to the approach that CAPREIT will take.

     (6) An explanation of how the General Partners could have given considerable weight to and relied to a significant extent in reaching their fairness determination on the estimates of the range of values developed by Oppenheimer & Co., Inc. ("Oppenheimer") when the General Partners entered into Merger Agreements and agreed on prices before having the fairness opinions in hand.

     (7) Since your General Partners are primarily relying on the Oppenheimer analyses which give little value to the availability of tax-exempt financing, an explanation of why your General Partners apparently believe that the availability of tax-exempt financing is not a valuable asset of the Funds.

     (8) An explanation of why the General Partners and Oppenheimer decided that in Oppenheimer's determination of fairness it was appropriate to exclude from the scope of investigation the consideration to be paid or other benefits to be received by the General Partners and their affiliates.

     This is the type of information we believe that you need as a BAC Holder to determine whether the Proposed Mergers are in your interests. We trust that if you undertake the effort to review the very lengthy CRITEF Proxy Statement, you will concur with our view that for some reason they have not disclosed the information you need to make an informed decision.

5. WE BELIEVE THERE ARE ALTERNATIVES WHICH MAY BE SUPERIOR TO THE PROPOSED MERGERS.

     In the CRITEF Proxy Statement, your General Partners disclose that they considered several alternatives to the Proposed Mergers in anticipation of the upcoming mandatory remarketing date for the Mortgage Revenue Bonds when the underlying mortgage loans mature in 1998 through 2000 if the loans could not be extended at or before the time of the remarketing. These alternatives included the following:
(i) liquidating the Properties securing the mortgage loans pursuant to foreclosures under the Mortgage Revenue Bond documents prior to the mortgage loan maturities; (ii) holding the Mortgage Revenue Bonds until the mortgage loans mature, and then liquidating the Properties securing the mortgage loans pursuant to foreclosures under the Mortgage Revenue Bond documents; and
(iii) seeking to extend the loan maturities and continuing to hold the Mortgage Revenue Bonds for extended periods.



     As discussed below, we believe, based on over 25 years of experience with multi-family housing projects and our views as to the value of the Properties which secure the Mortgage Revenue Bonds, that the alternatives of either liquidating the non-performing Properties now or liquidating the non-performing Properties upon maturity of the Mortgage Revenue Bonds may well be superior alternatives to the Proposed Mergers. Based on our views as to the value of the Properties which secure the Mortgage Revenue Bonds and our experience with multi-family housing projects, we also believe that if your General Partners were to undertake an open, competitive bidding process after the Funds' obligations with respect to termination fees and expense reimbursement expire, such a competitive bidding process may well result in a superior alternative to
the Proposed Mergers.   While there can, of course, be no certainty that such
alternatives would be superior or indeed that a superior alternative will occur if the Proposed Mergers are not approved, we believe that if your General Partners had pursued any of these alternatives, such alternatives WOULD NOT HAVE BEEN superior alternatives for your General Partners. As you review the CRITEF Proxy Statement in which your General Partners discuss their reasons for not pursuing any of these alternatives, we think it is important that you focus on the following:


     - Your General Partners largely justify their rejection of these alternatives on the basis of the Oppenheimer fairness opinions. Yet, they determined to do the Proposed Mergers with CAPREIT before they had any fairness opinions.

     - The alternative of extending the loan maturity dates and continuing to hold the Mortgage Revenue Bonds for extended periods is exactly what CAPREIT is doing. The difference is that they are getting all of the future benefits of tax-exempt status and potential appreciation in the BACs and the value of the underlying Properties (as well as risks of depreciation).

ALTERNATIVE 1. LIQUIDATE NOW


     Your General Partners have indicated in the CRITEF Proxy Statement that they do not believe that you would receive greater net present value upon an orderly liquidation of the Funds based on the results of Oppenheimer's capitalization rate valuation analysis and discounted cash flow analysis. Once again, your General Partners are relying, in part, on

Oppenheimer's analyses as to the fairness of the Redemption Price to justify why they did not pursue other alternatives even though they had concluded not to pursue these alternatives before they ever received Oppenheimer's analyses. They are careful to point out that Oppenheimer is not opining as to the net present value that you would receive upon an orderly liquidation. Moreover, we believe that an 8.0% to 9.0% capitalization rate, rather than the 9.0% to 10.25% capitalization rate used by Oppenheimer would be more appropriate. Short of an appraisal, we believe that a capitalization rate analysis is the best indicator of liquidation value. As the following table illustrates, using a lower capitalization rate would suggest that an immediate orderly liquidation of the Funds could result in substantially greater net present value to you, the BAC Holders.




                                          COMPARISON OF DOMINIUM CAPITALIZATION VALUATIONS
                                              TO OPPENHEIMER CAPITALIZATION VALUATIONS
------------------------------------------------------------------------------------------
                                        OPPENHEIMER                    DOMINIUM
                                        -----------                    --------
                                   DIRECT CAPITALIZATION         DIRECT CAPITALIZATION
                                   ---------------------         ---------------------
                                     LOW            HIGH           LOW            HIGH
                                     ---            ----           ---            ----
SERIES I, FUND I-II
   Properties-Real Estate        $ 28,366,230   $ 31,432,849   $ 32,305,984  $  36,344,232
   Performing Mortgages             1,571,926      1,591,890      1,571,926      1,591,890
   Other Assets                     2,718,145      2,718,145      2,718,145      2,718,145
                                 ------------   ------------   ------------   ------------
   Total                           32,656,301     35,742,884     36,596,055     40,654,267

SERIES II, FUND I-II
   Properties-Real Estate          41,721,216     46,246,963     47,371,915     53,293,404
   Performing Mortgages                     -              -              -              -
   Other Assets                     3,787,207      3,787,207      3,787,207      3,787,207
                                 ------------   ------------   ------------   ------------
   Total                           45,508,423     50,034,170     51,159,122     57,080,611

FUND III
   Properties-Real Estate          54,295,302     60,226,437     61,138,153     68,925,408
   Performing Mortgages            18,560,070     19,048,018     18,560,070     19,048,018
   Other Assets                     5,438,490      5,438,490      5,438,490      5,438,490
                                 ------------   ------------   ------------   ------------
   Total                           78,293,862     84,712,945     85,136,713     93,411,916

Property Totals-Real Estate       124,382,748    137,906,249    140,816,052    158,563,044

Performing Mortgages               20,131,996     20,639,908     20,131,996     20,639,908
Other Asset Totals                 11,943,842     11,943,842     11,943,842     11,943,842
                                 ------------   ------------   ------------   ------------
Total                            $156,458,586   $170,489,999   $172,891,890   $191,146,794

------------------------------------------------------------------------------------------



     In preparing the above table, we have used the same assumptions and analysis as the Oppenheimer fairness opinions except that we have used capitalization rates ranging from 8.0% to 9.0% as compared to the Oppenheimer capitalization rates ranging from 9.0% to 10.25% for the non-performing mortgage loans. We believe that an 8.0% to 9.0% capitalization is a more appropriate capitalization rate based on three separate analyses prepared for us by Mardell Amundson Johnson & Leirness, Inc., an independent real estate valuation and consultation firm ("Mardell Amundson"). Copies of these analyses have been filed with the Securities and Exchange Commission (the "Commission") and they may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.



     The first analyses is set forth in a letter dated April 10, 1996 from Mardell Amundson to Dominium regarding capitalization rates for each of the non-performing Properties securing non-performing Mortgage Revenue Bonds held by the Funds. In connection with its analyses, Mardell Amundson analyzed income and expense summaries, real estate tax summaries, and property information concerning the Properties. It was familiar with the Properties in the Minneapolis/St. Paul area and contacted appraisers and brokers familiar with the other markets. Mardell Amundson concluded that capitalization rates for the Properties ranged from 8.00% to 9.00% on a "free and clear" basis and 7.50% to 8.50% on a tax-exempt basis. In a liquidation analysis, we believe the most appropriate capitalization rates are on a "free and clear" basis.



     A September 20, 1996 letter analyzed the state of the Minneapolis/St. Paul
apartment market and apartment values.   Mardell Amundson  researched the recent
history of the Minneapolis/St. Paul market, analyzing trends over the past three to four years in various apartment sectors in Minneapolis/St. Paul, including Class A apartments. The September 20, 1996 letter concluded that in the Minneapolis/St. Paul market recent Class A transactions indicated a capitalization rate of between 8 and 9% on a "free and clear" basis and that the availability of tax-exempt bond financing would tend to decrease capitalization rates further, by at least 50 basis points (again, we believe that the "free and clear" capitalization rates are most appropriate for a liquidation analysis).
We believe that the Minneapolis/St. Paul Properties owned by the Owner Partnerships are Class A properties. The letter also indicated that vacancy rates in the Minneapolis/St. Paul market were between 2% and 3% and that the combination of increasing rents and declining capitalization rates has resulted in value increases of 15-20% for properties similar to the Minneapolis/St.Paul Properties over the past 3-4 years.



     In a September 26, 1996 letter Mardell Amundson conducted a preliminary desk review of the Oppenheimer fairness opinion for the purpose of commenting on the strengths and weaknesses of the Oppenheimer analysis. They researched capitalization rates and looked at comparable sales analyses in the Minneapolis/St. Paul market and concluded that more appropriate capitalization rates on a "free and clear" basis, without tax exempt financing, for properties in the Minneapolis/St. Paul market ranged from 8.4% to 9.1%. Mardell Amundson also concluded that on a comparable sales basis, recent sales indicated a range of value on a per apartment unit basis of between $48,000 and $61,000 per dwelling unit with most activity for average Class A apartment properties at approximately $50,000 per dwelling unit.



     For the valuation of the three performing mortgage loans, Observatory, Paces River 2 and Washington Ridge, Dominium used the values determined in the Oppenheimer fairness opinions. Oppenheimer valued the performing mortgages by first discounting the mortgage cash flows and the return of the principal balances across a range of discount ranges. The ranges of the net present values obtained, according to the fairness opinions, represent the valuation range for the three performing mortgage loans.



     Second, in the cases of Paces River 2 and Washington Ridge, contingent interest balances remain associated with these two mortgages. In order to estimate the value of the contingent interest, if any, Oppenheimer assumed a scenario whereby the underlying properties were sold/foreclosed in 1998. Any sale proceeds remaining after the return of principal and payment of accrued servicing fees would be available to pay all, or a portion, of the outstanding contingent interest. To determine the value for each of these two mortgages, the net present value of contingent interest to be paid in 1998 was added to the value of the mortgage loans estimated in step one above.



     In determining the 1998 selling price of these two properties, the Oppenheimer analysis applied a 9.5% capitalization rate to the 1998 adjusted cash flow. The 9.5% capitalization rate represents the mid-point of the capitalization range used in the rest of their property valuations. Since we did not obtain capitalization rates for these two properties, we have used the same capitalization rates for the performing mortgage loans as the Oppenheimer fairness opinions.



     Dominium's prospective lenders considered several real estate valuation and consultation firms in connection with possibly providing financing to Dominium and, after interviews and bids, engaged Mardell Amundson on behalf of the lenders and Dominium in connection with Dominium's failed attempt to make a superior proposal to the Transaction

Proposals . In view of its familiarities with the Properties, Dominium directly engaged Mardell Amundson in September in connection with this proxy statement. Mardell Amundson is an independent real estate valuation and consultation firm headquartered in Minneapolis. Dominium has used Mardell Amundson from time to time in the past and it is one of a number of independent valuation firms used by Dominium on a periodic basis. Over the past two years, Dominium has paid Mardell Amundson approximately $22,000, exclusive of amounts paid to Mardell Amundson in connection with the Proposed Mergers. Dominium paid Mardell Amundson approximately $30,000 for services provided in connection with the Proposed Mergers. Mardell Amundson was also engaged by Dominium on October 10, 1996 to perform appraisals for Dominium on eleven properties unrelated to the Proposed Mergers. Dominium estimates that the fees for these appraisals will be approximately $28,000.


     The individual who prepared the reports, Michael F. Amundson, has a Master's of Science Degree in Real Estate Appraisal and Investment Analysis, is a Certified General Property Appraiser in the State of Minnesota and is a Member of the Appraisal Institute (MAI) with over ten years of real estate valuation experience. In connection with the April 10, 1996 letter, Dominium requested that Mardell Amundson provide it with its professional opinion concerning appropriate capitalization rates for the types of properties securing the non-performing Mortgage Revenue Bonds, both on a free and clear basis assuming an all cash sale or financing with taxable market rate debt, and also capitalization rates assuming availability of tax-exempt financing, but did not otherwise impose limitations on the scope of the investigation. In connection with the September 20, 1996 letter, Dominium requested research concerning the recent history of the Minneapolis/St. Paul apartment market, for the purpose of analyzing the trends over the past three to four years in various apartment sectors in the Minneapolis/St. Paul, including Class A apartments, but did not otherwise impose limitations on the scope of the investigation. In connection with the September 26, 1996 letter, Dominium requested that Mardell Amundson review the Oppenheimer fairness opinions for the purpose of commenting on the strengths and weaknesses of Oppenheimer's analysis, but did not otherwise impose limitations on the scope of the investigation.

     The August 10, 1996, September 20, 1996 and September 26, 1996 letters are available for inspection and copying at the principal executive offices of Dominium during its regular business hours by any interested BAC Holder or his representative who has been so designated in writing.

ALTERNATIVE 2:   HOLDING THE MORTGAGE REVENUE BONDS UNTIL THE MORTGAGE LOANS
                 MATURE AND THEN LIQUIDATING THE PROPERTIES SECURING THE
                 MORTGAGE LOANS PURSUANT TO FORECLOSURES UNDER THE MORTGAGE
                 REVENUE BOND DOCUMENTS

     Your General Partners indicate in the CRITEF Proxy Statement that based on Oppenheimer's valuation of the Funds on a continuing basis, they believe the Redemption Price payable to the BAC Holders is within the range of the net present value that the BAC Holders would receive if the Funds were to conduct an orderly liquidation of the non-performing Properties upon maturity of the underlying mortgage loans plus the value of the three performing Mortgage Revenue Bonds and the other assets of the Funds. In addition, your General Partners believe that a sale of the Properties would most likely involve high transaction costs and on-going overhead costs to the Funds, costs which are likely to be disproportionately high for a diminishing portfolio of properties. (Since estimates of transaction costs are included in Oppenheimer's analyses, we do not understand what the relevance of this was to your General Partners' analysis). Your General Partners also expressed concerns about risks inherent in a real estate disposition program and the possibility that general or local economic conditions could worsen. They concluded that "[g]iven that this alternative would not NECESSARILY provide the BAC Holders with greater returns than the Redemption Prices payable in the [Proposed] Mergers and that such current payment of the Redemption Prices eliminates the uncertainties associated with holding the Mortgage Revenue Bonds for several more years, the General Partners rejected this alternative" (emphasis added). Your General Partners are also careful to again point out that, although they are relying on the Oppenheimer analyses, Oppenheimer has not opined that the Redemption Price payable to you would be within the range of net present value of the amounts that you would receive if the Properties were held to maturity and then liquidated.


     In its analysis, Oppenheimer applied capitalization rates ranging from 9.0% to 10.25%. For the reasons discussed in Alternative 1, if we were valuing the Properties we would use a capitalization rate ranging from 8.0% to 9.0%. Using Oppenheimer's methodology, but a lower capitalization rate, the implied equity values of Fund I-II, Series I, including Oppenheimer's estimated value of the Fund's remaining Mortgage Revenue Bond and Oppenheimer's estimated value of the Fund's other assets ("Other Assets") would be $16.031 to $17.831 per BAC as compared to the estimated Redemption Price for Fund I-II, Series I of $14.82. The implied equity value of Fund I-II, Series II, including Oppenheimer's estimated value of the Fund's Other Assets would be $15.796 to $17.624 per BAC as compared to the estimated Redemption Price for Fund I-II, Series II of $14.50, and the implied equity value of Fund III, including Oppenheimer's estimated value of the Fund's remaining performing Mortgage Revenue Bonds and Oppenheimer's estimated value of the Fund's Other Assets, would be $16.191 to $17.764 per BAC as compared to the estimated Redemption Price of $15.13. In its analyses, Oppenheimer also assumed that Available Cash would not exceed the Maximum Adjustment Amount and made certain assumptions about expenses. To the extent there is more Available Cash or these expenses are less than assumed by Oppenheimer, the implied equity value would be higher. To be conservative, we have used the same transaction costs as Oppenheimer, but based on our experience in buying and selling apartment projects we believe these estimates of transaction costs are high. For example, Oppenheimer has used a 3% commission rate. We commonly are able to negotiate commission rates in the range of 1 1/2%.



     Moreover, while we agree that there are risks inherent in continuing to hold the Mortgage Revenue Bonds, we believe there is nothing about those risks today that warrants proceeding with the Proposed Mergers now. According to the Mardell Amundson study referred to above, in the Minneapolis/St. Paul market, the current vacancy rate is between 2% and 3% and apartment properties similar to the Minneapolis/St. Paul Properties securing the Mortgage Revenue Bonds have appreciated on average by 15-20% over the past 3-4 years. Of course, if the Proposed Mergers are effected, you eliminate the risks associated with continuing to own the BACs, which are tied in part to the value of the Properties securing the Mortgage Revenue Bonds, but you are also eliminating any upside potential.



[* 1 moved from here; text not shown]



ALTERNATIVE 3.   ACTIVELY MARKET THE FUNDS OR THE PROPERTIES



     Regardless of whose analyses as to value are correct, the record establishes that your General Partners have never attempted actively to solicit other merger partners or market the Funds or the Properties where all bidders have a level playing field. Apparently, they have never even discussed with a broker either marketing the Properties or conducting a competitive bidding process for the Funds. In late 1994 and in January 1995, the General Partners received indications of interest concerning possible acquisitions of the Funds from Oxford Tax Exempt Fund and Tiger Real Estate Partners, engaged in preliminary discussions, but did not receive formal offers or have further discussions with either party. Based on the disclosure in the CRITEF Proxy Statement, it would also appear that an "informal review of the market was undertaken by plaintiffs' counsel in an effort to identify higher and better offers for the interests of the BAC Holders." The termination fees and expense reimbursement provisions of the Merger Agreements would have applied to any other bidder in this "informal review" of the market and, based on our experience, we believe that the structure of the transaction by your General Partners has had a virtual freezeout effect on competing proposals.


     However, it is not too late to level that playing field. Pursuant to the Merger Agreements, if the BAC Holders do not approve the Proposed Mergers, the Funds may terminate the Merger Agreements without liability for termination fees and expenses of CAPREIT, provided that there is no "Triggering Event", as defined in the Merger

Agreements, which results in the BAC Holders receiving consideration in excess of the proposed Redemption Prices within 270 days from the date of termination. One alternative would be to vote against the Proposed Mergers and market the Properties or the Funds in a commercially reasonable manner after CAPREIT's rights to termination fees and expense reimbursement expires. While there can be no assurance that this will necessarily result in a higher price for the BAC Holders, based on our experience we believe that if a transaction of the nature contemplated by the Proposed Mergers makes sense the best way to maximize BAC Holder value would be to level the playing field and solicit other merger partners on a commercially reasonable basis.


     If the playing field is leveled, we believe that there may be some opportunity to effect a transaction with the Funds or to assist the Funds in maximizing BAC Holder value if the Proposed Mergers are not approved. Dominium is not presently pursuing financing for an alternative proposal and does not presently have the financing to pursue an alternative proposal. Moreover, we are not committed to pursuing such a proposal nor can there be any guarantee that we or anyone else would be able to finance such a proposal.



     We believe you should vote NO on the Transaction Proposals and instruct your General Partners to pursue alternative transactions which will maximize BAC Holder value and which do not have the conflicts of interest we believe are inherent in the Transaction Proposals. Your General Partners have stated in the CRITEF Proxy Statement that they will continue the Funds' operations in the present form if the Proposed Mergers are not approved.



      In addition to the alternatives discussed above, which we believe may be superior to the Proposed Mergers based upon our experience in the multi-family housing industry and our views as to the values of the Properties underlying the non-performing Mortgage Revenue Bonds, we do not understand your General Partners' explanation for why they rejected as an alternative to the Proposed Mergers an attempted refinancing of the Mortgage Revenue Bonds.



     ** 1 Your General Partners have acknowledged in the CRITEF Proxy Statement that extending the maturity dates of the Mortgage Revenue Bonds would allow you to continue to receive tax-exempt interest beyond current loan maturity dates and to participate in increases in the values of the underlying Properties and thus the value of the BACs. Interestingly, unlike the liquidation based alternatives, they have not attempted to quantify what this might mean to you economically. They have simply said that they would need issuer consents and BAC Holder approval and that the costs of obtaining these consents would exceed the costs the Funds are bearing in the Proposed Mergers. They have also suggested that these modifications would require that the Funds write off all accrued and unpaid interest. Yet, you are not getting any accrued or unpaid interest if the Proposed Mergers are effected. We believe their suggestion that they aren't proceeding because of the costs associated with these approvals are greater than the costs being borne by the Funds for the Proposed Mergers is disingenuous. Most of the DIRECT transaction costs of the Proposed
Mergers are being borne by CAPREIT.   And CAPREIT through a refunding of the
Bonds is doing exactly what your General Partners say they have rejected because of the costs, uncertainties and limitations of this alternative: they are restructuring the Mortgage Revenue Bonds, obtaining issuer consents and through your approval of the Transaction Proposals, obtaining BAC Holder approval. We feel that your General Partners have not adequately explained why this alternative makes sense for CAPREIT but does not make sense for the Funds.


          YOU SHOULD NOT RELY ON THE FAIRNESS OPINIONS AS A SUBSTITUTE
                FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS
                              ARE IN YOUR INTEREST

     Your General Partners and CAPREIT have primarily used the premium offered over market price and the quantitative and qualitative analyses prepared by Oppenheimer in connection with their fairness opinions as justifying their conclusion that the Proposed Mergers are fair. You should be aware, however, that Oppenheimer in rendering its fairness opinions relied, without assuming responsibility for independent verification, on the accuracy and completeness of all financial and operating data, financial analyses, reports and other information that were publicly available, compiled or approved by or otherwise furnished or communicated to Oppenheimer by or on behalf of the General Partners. Moreover, Oppenheimer did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Funds, nor was Oppenheimer furnished with any such evaluation or appraisal. Nor did Oppenheimer undertake the types of analyses that, based on our experience, would commonly be undertaken by a qualified real estate appraiser, including a comparable sales analysis, replacement cost analysis or determining an appropriate capitalization rate for the market places in which the Properties are located.

     You should also focus on the limitations on Oppenheimer's engagement.
Specifically:

     - Oppenheimer was not requested to serve as financial advisor to the General Partners or the Funds or to assist the General Partners in the merger negotiations or in the negotiations of the related transactions involving the General Partners and their affiliates and CAPREIT.

     - Oppenheimer was not requested to and did not make any evaluation regarding any other expressions of interest to the General Partners by third parties with regard to any alternative transactions.

     - Oppenheimer was not requested to and did not analyze or give any effect to the impact of any federal, state or local income taxes to the BAC Holders arising out of the proposed transactions.

     - In determining the fairness of the Redemption Price, the General Partners did not request that Oppenheimer take into account the consideration to be paid to or other benefits to be received by the General Partners and their affiliates, including CRI or CRIIMI, in connection with the transactions contemplated, and it expressed no opinion thereon.

     - Oppenheimer was not requested to and does not make any recommendation to the BAC Holders of any of the Funds regarding the Proposed Mergers.


     Given what we perceive are conflicts of interests and inducements for your General Partners to proceed with these transactions, the fact that Oppenheimer did not have appraisals, the fact that Oppenheimer was relying, without independent verification, on information provided by your General Partners and their agents (including CAPREIT Residential, the buyer's affiliate), and the fact that there were significant limitations on Oppenheimer's engagement (although apparently not on the scope of their investigation or review), we believe that you should take limited comfort from Oppenheimer's fairness opinions. Moreover, we believe you should be affirmatively uncomfortable that your General Partners and CAPREIT appear to be largely relying on these opinions as justifications for their recommendations -- even though they have consistently negotiated price and terms without the benefit of the fairness opinions.


     One of the problems with relying on fairness opinions is that if you change the assumptions, you may change the opinion. For example:

     - Oppenheimer in rendering its fairness opinions assumes that the Adjustment Amounts at the closing of the Proposed Mergers would not exceed the Maximum Adjustment Amounts with respect to each series of BACs. If there is Available Cash in excess of the Maximum Adjustment Amounts at the Effective Date, the impact of this excess Available Cash is not reflected in the Oppenheimer opinions.


     - If you use a 8.0 to 9.0% capitalization rate, which is the range we believe appropriate for Properties securing the non-performing Morgage Revenue Bonds for the reasons previously discussed, rather than the capitalization rate used by Oppenheimer of 9.0 to 10.25%, the Redemption Price is no longer within the range of net present values that you might receive under either a "liquidate now" approach or a "liquidate at maturity" approach. We believe that the capitalization rates used by Oppenheimer are too high and consequently that their conclusions as to the range of values are too low.

           YOU SHOULD NOT RELY ON PLAINTIFFS' CLASS ACTION LAWSUITS AS
         A SUBSTITUTE FOR YOUR OWN ANALYSIS OF WHETHER THE TRANSACTIONS
                              ARE IN YOUR INTEREST

     While the plaintiffs' class action lawsuits resulted in an initial increase in the Redemption Price being offered to the BAC Holders of $8.5 million and an additional $2 million increase after our attempts to make a superior proposal, we believe that you should not rely on the plaintiffs' class action lawsuits or the Delaware Chancery Court's approval of the settlement of these lawsuits as a substitute for your own analysis of whether the transactions are in your interest. Moreover, in approving the settlements, the Delaware Chancery Court expressly relied on the fact that these transactions require your approval. If you do not believe the transactions are fair or that your General Partners have acted in a manner that assures you that you are receiving the best price for your BACs, you should vote against the Proposed Mergers.


     Again, consider what has happened here. Your General Partners initially entered into a transaction which we believe is rife with conflicts of interest at a price that would not support a fairness opinion and which by its terms included substantial impediments to any competing proposals. They were then promptly sued by two separate parties and negotiated a settlement which increased the Redemption Price (although almost a fourth of the initial increase in the Redemption Price went to the plaintiffs' class action lawyers and not to the BAC Holders). One effect of this settlement is to insulate your General Partners and CAPREIT as a practical matter from future claims by BAC Holders. Admittedly, the Redemption Price that is now being offered to you is $10.3 million higher than the Redemption Price initially agreed to by your General Partners (after netting out attorneys' fees). But that does not necessarily mean it is a fair price. We do not believe you are receiving the price that you would have received if your General Partners had sought competitive bids. We do not believe the General Partners are receiving what they would have received if they had sought competitive bids. We believe you should vote NO on the Transaction Proposals.


                           INFORMATION ABOUT DOMINIUM

     Dominium is an affiliate of Dominium Management Services, Inc., which is owned by David L. Brierton and Jack W. Safar ("Dominium Management Services"). Dominium Management Services is an accredited management organization, which includes as affiliates a real estate development company and several general partnerships, limited partnerships, limited liability companies and limited liability partnerships formed for the purpose of owning, developing or managing real properties. Dominium was formed in 1996 for the specific purpose of engaging in activities relating to the Funds. Dominium Management Services and its affiliates provide a wide variety of real estate related services, including but not limited to, turnkey development consulting, financial feasibility analysis, construction consulting, value engineering and project marketing and management.


     Dominium is the beneficial owner of 100 Series I BACs of Fund I-II, 100 Series II BACs of Fund I-II and 100 BACs of Fund III, which were purchased on or about August 26, 1996. Dominium is opposing the Proposed Mergers because it does not believe the Proposed Mergers are in the best interest of the BAC Holders. As previously discussed, Dominium previously attempted to acquire the Funds through a transaction comparable to the Proposed Mergers. It did not obtain financing, it is not presently pursuing financing, nor does it have any present plans to make a superior proposal. Although it is not presently pursuing financing or a superior proposal, Dominium believes that there may be some opportunity to effect a transaction with the Funds if there is a "level playing field" or to assist the Funds in maximizing BAC Holder value if the Proposed Mergers are not approved.


     Messrs. Brierton and Safar, the principals of Dominium Management Services, have been personally involved in the real estate business since 1970. Since its inception, Dominium Management Services and its affiliates have developed in excess of 6,000 rental housing units around the country. Since 1993, Dominium Management Services has had approximately $95 million in project acquisitions. Since 1986, it has developed over $70 million in new developments. The financing for these properties has come from multiple sources such as the Department of Housing and Urban Development ("HUD"), state agencies, tax-exempt bonds, municipalities, the Farmers Home Administration, and other conventional and unconventional loans. Dominium Management Services currently manages approximately 14,000 units that have a gross annual revenue of approximately $100,000,000. It has offices in Minnesota, Wisconsin, Florida, Georgia and Illinois. During the past several years Dominium Management Services' efforts have focused on acquiring under-performing properties.

     David L. Brierton, Jack W. Safar, Paul R. Sween and Armand E. Brachman are the sole partners of Dominium and participants in this proxy solicitation. None of the participants individually own any BACs.

     Mr. Brierton received a Master's of Science Degree from the University of Wisconsin, Graduate School of Business in 1970, specializing in Real Estate and Urban Land Economics. He was awarded a graduate study fellowship in Washington D.C. by HUD. Mr. Brierton received his Bachelor of Business Administration Degree from Wisconsin State University with majors in Accounting and Finance, and a minor in Economics. He is the recipient of the Wall Street Journal's annual DOW JONES award for "Outstanding Student Achievement in the School of Business" at Wisconsin State University. He is currently a member of the Board of Directors of the National Leased Housing Association of Washington D.C. and is a past director of the Minnesota Multi Housing Association.

     Mr. Safar received a Master's of Business Administration (MBA) Degree from the University of Hawaii in 1969, along with a Bachelor's Degree in 1968 with majors in

Marketing and Finance. Additionally, Mr. Safar received a MBA Degree from the University of Wisconsin, Graduate School of Business in 1970, specializing in Real Estate Appraisal and Investment Analysis. Mr. Safar was employed from 1970-72 by Arthur Rubloff and Company of Chicago, Illinois, a fully diversified real estate organization. While employed by Arthur Rubloff, Mr. Safar functioned as a broker and counselor to various clients. He specialized in residential consultation primarily in reference to properties which could utilize the then numerous governmental housing programs.

     As Chief Financial Officer of Dominium Management Services, Mr. Sween is responsible for acquisition, financing and development. Mr. Sween is also responsible for tax and financial planning, and commercial banking relationships. Mr. Sween is a graduate of Pennsylvania State University and is a Certified Public Accountant. Prior to joining Dominium Management Services in 1989, he was a principal in a development and property management firm that syndicated existing apartment projects and completed low income tax credit and historic rehabilitation projects. He was previously employed by the international accounting firm of Ernst & Young in their tax department.
Mr. Sween has been active in the multi housing industry since 1981.

     Mr. Brachman is Vice President of Operations of Dominium Management Services. Mr. Brachman joined Dominium Management Services in 1979 after receiving his Bachelor of Business Administration degree from the University of Wisconsin with majors in Finance and Real Estate and Urban Land Economics. He has had extensive experience in working with various federal, state and local housing programs and in every aspect of the development process.


                       BACKGROUND TO THE PROPOSED MERGERS



     The following chronology is based largely on the description provided in the CRITEF Proxy Statement, specific citations to which are in parentheses. Dominium has no independent knowledge of many of the assertions made therein and assumes no responsibility for the accuracy or completeness of any such information contained therein. The description of our attempts to acquire the Funds is, of course, based on our own knowledge of the sequence of events.


     In late 1994 and in January 1995, the General Partners received indications of interest concerning possible acquisition of the Funds from Oxford Tax Exempt Fund and from Tiger Real Estate Partners (p. 32)

     According to the CRITEF Proxy Statement (p. 17), CAPREIT first proposed the idea of acquiring the Funds on January 12, 1995 and the initial dialogue involved Mr. Kadish on behalf of CAPREIT, and Messrs. Dockser and Willoughby on behalf of the General Partners representing the Funds. CAPREIT and the Funds entered into Confidentiality and Non-Circumvention Agreements on March 1, 1995, and immediately thereafter representatives of CAPREIT began studying documents and data regarding the Funds and considering potential acquisition structures (p. 17). On March 22, 1995, representatives of CAPREIT, including Mr. Kadish, and representatives of the General Partners, including Messrs. Dockser and Willoughby, met to discuss a transaction structure (p.18).

     In early April 1995, the parties continued with discussions described more completely in the CRITEF Proxy Statement (p. 18) but, according to the CRITEF Proxy Statement, the parties broke off negotiations for three months while the parties negotiated the redemption of CRI's 22% residual limited partnership interest in AP CAPREIT (p.19). On June 30, 1995, the parties reached agreement on the redemption of CRI's interest in AP CAPREIT and CAPREIT delivered initial drafts of the Merger Agreements (p. 19). The parties continued discussions in July and August, with CAPREIT delivering a financing term sheet in late July prepared by a financial institution which several months later declined to proceed with the financing (p. 19).


     According to the CRITEF Proxy Statement, CAPREIT offered the General Partners an aggregate of $145 million for all the BACs on August 22, 1995 (p.
20). After additional negotiations, CAPREIT raised the price to $150 million and the General Partners accepted (subject to the receipt of favorable fairness opinions and approval by the BAC Holders) (p. 20). The parties entered into the Merger Agreements on September 11, 1995 and made a public announcement of the Proposed Mergers (p. 20). On that same date, the General Partners engaged Oppenheimer & Co., Inc. to render fairness opinions in connection with the Proposed Mergers (p. 20).


     The CRITEF Proxy Statement admits that in late October, Oppenheimer informed the General Partners that, based on a preliminary analysis, they believed that $150 million would not be likely to support a fairness opinion (p.
20).


     Throughout the second half of 1995, CAPREIT negotiated with the financial institution which had provided the term sheet delivered to the General Partners, but reached an impasse in December 1995 (p. 21). On September 22, 1995 and October 5, 1995, two putative class action lawsuits (collectively, the "BAC Holder Litigation") were brought in Delaware state court on behalf of the BAC Holders against Messrs. Dockser and Willoughby, CRI, the General Partners, the assignor limited partner of each Fund and CAPREIT, alleging, among other things, that the price offered to BAC Holders was too low and that the defendants breached their fiduciary duty to the BAC Holders, or aided and abetted such a breach, and engaged in self-dealing and misled BAC Holders in connection with the Proposed Mergers (p. 20).


     During January of 1996, representatives of the General Partners and CAPREIT and their counsel tentatively agreed with counsel for the plaintiffs to settle the BAC Holder Litigation (p. 20). The proposed settlement terms included (a) an increase in the aggregate consideration for the Proposed Mergers from $150 million to $158.5 million (less plaintiffs' counsel fees), subject to an upward adjustment in the event that Available Cash at closing exceeded $12.4 million and a downward adjustment in the event that Available Cash was less than $12.4 million, with an aggregate adjustment amount in either case set at $1.5 million; (b) Accrued Fees payable to CRI would be reduced from $4.023 million to no more than $1.95 million (with no reduction in Accrued Fees payable to CRIIMI); and (c) plaintiff's counsel could apply to the court for payment of their fees in an amount not to exceed 20% of the improvements negotiated by them over the initial Proposed Merger terms (p. 21). The aggregate consideration for the Proposed Mergers was increased for the first time.

     On January 31, 1996, the parties executed amendments to the Merger Agreements to reflect these new terms (p. 21). Also at that time, the plaintiffs and defendants in the BAC Holder Litigation executed a Memorandum of Understanding regarding the proposed settlement (p. 21). The CRITEF Proxy Statement says that shortly thereafter, the General Partners instructed Oppenheimer to review the fairness of the Proposed Mergers based on the new terms (p. 21).


     According to the CRITEF Proxy Statement, in early March of 1996, CAPREIT and the General Partners determined that because of a re-evaluation of certain deferred maintenance costs and contingent liabilities with respect to certain of the Properties, the aggregate consideration for the Proposed Mergers needed to be increased by approximately $260,000 (p. 21). On March 14, 1996, the General Partners and CAPREIT executed the First Amended and Restated Merger Agreements to incorporate and restate the January 31, 1996 amendments, to provide for the $260,000 increase and to provide for another increase of approximately $35,000 as a result of a new methodology in rounding the Redemption Price (p. 21). The aggregate consideration for the Proposed Mergers was increased for the second time.


     During the next few months several events occurred according to the CRITEF Proxy Statement (p. 21-23). On March 14, 1996, Oppenheimer delivered its initial fairness opinions to the Funds opining that the transactions contemplated by the Merger Agreements as revised were now fair to the BAC Holders in Oppenheimer's view. CAPREIT, having pursued alternative financing sources, received a commitment letter from CentRe Mortgage Capital, L.L.C. on March 29, 1996, six months after entering into the Merger Agreement. On April 26, 1996, CAPREIT forwarded a copy of this letter to the Funds. The parties to the BAC Holder Litigation executed a Stipulation of Settlement dated May 16, 1996 and a court hearing regarding this stipulation was set for June 19, 1996. Also, the Merger Agreements were amended two more times to reflect modifications to the adjustments for Available Cash and other miscellaneous changes.

     During February 1996, a group of investors led by David Brierton and Jack Safar, of Dominium Management Services and Terry McNellis and Gary Petrucci, of Piper Jaffray Inc., approached the General Partners concerning the possible acquisition of the Funds. These investors eventually formed Dominium Tax Exempt Fund L.L.P., the sponsor of this Proxy Statement. Prior to providing information regarding the Funds, the General Partners advised the Dominium representatives that they would be required to sign Confidentiality and Non-Circumvention Agreements substantially in the form signed by CAPREIT. On March 20,

1996, following receipt of signed confidentiality agreements from certain of the Dominium representatives, the Funds provided Dominium with due diligence materials. The Funds received executed confidentiality agreements from all four of the Dominium representatives by April 15, 1996.


     In April, May and June of 1996, Dominium reviewed the information which had been provided by your General Partners and was in discussions with GMAC Commercial Mortgage Corporation ("GMAC") and Piper Jaffray Inc. ("Piper") concerning the possibility of providing financing for its acquisition of the Funds. In mid June 1996, Mr. McNellis advised his partners that he had received a proposal from GMAC to provide financing, through an affiliate, Commercial Capital Initiatives, Inc. ("CCII"), for a possible acquisition of the Funds. After further negotiations with CCII and Piper, on June 28, 1996, Dominium received letters from CCII and Piper confirming their interest in providing such financing, subject to certain conditions. As a result of these letters, Dominium believed that it was likely that it would be able to obtain at least $184 million in financing (including the $12.4 million of Available Cash in the Funds) and Dominium sent a letter to counsel for the Funds and counsel to the plaintiffs in the BAC Holder Litigation on June 28, 1996 indicating an interest in entering into merger agreements with the Funds having similar terms as the Merger Agreements and offering the BAC Holders an aggregate merger consideration of approximately $168,230,000. This consideration was subject to increases if Available Cash exceeded $12.4 million (without any cap on the maximum adjustments) or if it was ultimately determined that CAPREIT was not entitled to all or part of the termination fees or expense reimbursement provided in the Merger Agreements. The $168 million figure was based on information then available to Dominium, including its estimate of likely expenses associated with the transaction (which included payment of $8.5 million in expenses and termination fees to CAPREIT). At the time of its June 28 letter, Dominium was not aware that your General Partners had agreed to reimburse CAPREIT for an additional $1 million of expenses.


     During July 1996, representatives of Dominium visited the principal offices of the Funds to conduct due diligence. Representatives of Dominium, its potential lenders, and its engineering and environmental consultants also visited the Properties. By letter dated July 12, 1996, Dominium informed the Funds and counsel for the plaintiffs in the BAC Holder Litigation, that Dominium had received revised financing commitments, subject to its potential lenders' satisfactory completion of their due diligence during the 21 business days from July 15, 1996 and the payment by Dominium of an expense deposit of $75,000, a processing fee of $100,000 on July 23, 1996, and certain commitment fees of which $500,000 were due at the end of the 21 business day due diligence period unless CCII declined to provide the financing at any time during the due diligence period. Under Dominium's proposal, the net amount payable to BAC Holders would be at least $165,305,000, after taking into account additional fees and expenses which were not included in its initial proposal (including $1 million of additional expense reimbursement to CAPREIT).

     By letter dated July 18, 1996, the General Partners requested that Dominium supply them with evidence that it had the financial capability to cover the costs of the transaction it proposed and to provide the equity that its potential lenders would require.
The July 18 letters also requested that Dominium's counsel submit their suggested revisions to the existing Merger Agreements with CAPREIT to reflect the terms desired by Dominium. Comments were sent to the General Partners for Saturday delivery on July 26, 1996. On July 22, 1996, Dominium advised plaintiffs' counsel that it had paid the $75,000 fee required by the CCII commitment letter and responded to certain questions of plaintiffs' counsel in the BAC Holder Litigation including clarification that any net savings resulting from a reduction of the break-up fees and reimbursable expenses would be paid to the BAC Holders.

     On Monday, July 29, 1996, representatives of Dominium advised plaintiff's counsel in the BAC Holder Litigation that, based on discussions with CCII and Piper, they believed that Dominium would have firm committed financing by August 5, 1996. On Thursday, August 1, 1996, CCII indicated that while it was satisfied with the real property due diligence it would need additional time to complete its legal due diligence notwithstanding the 21 business day review period contemplated by its July 12 letter.

     On August 2, 1996, representatives of CAPREIT and representatives of Dominium met in New York City to discuss Dominium's proposal. Subsequent telephone discussions also occurred. At the meeting on August 2, 1996, Dominium concluded that CAPREIT had no intention of permitting Dominium to effect a superior transaction with the Funds and that it would block this at any cost.
In view of this, as well as recent developments with respect to its financing which made it impossible for Dominium to deliver firm commitments on August 5, 1996, over the next week Dominium considered its alternatives. As a result of this review, Dominium determined that it would not attempt to delay further settlement of the BAC Holder Litigation. On Monday, August 12, 1996, Dominium sent a letter to CRI advising that, in its view, the existing CAPREIT proposals substantially undervalued the Properties. Dominium also stated in this letter that it had not received firm financing and that it believed there were significant structural impediments to proceeding further with an alternative to the Proposed Mergers because of the General Partners' conflicts of interest.

     According to the CRITEF Proxy Statements, on August 13, 1996, plaintiffs' counsel and CAPREIT agreed to an aggregate increase of $2 million in the consideration payable to BAC Holders (a portion of which is payable directly to plaintiffs' counsel in the BAC Holder Litigation) in exchange for the agreement of plaintiffs' counsel to go forward with the settlement hearing (p. 25). This was the third increase in the Redemption Price. In addition, according to the CRITEF Proxy Statement, based on the Properties' performance since May 18, 1996 the General Partners negotiated for and CAPREIT agreed to a fourth increase in the aggregate consideration of an additional $1.5 million, approximately, in consideration of the extension of the termination date for the Proposed Mergers until December 31, 1996 and an increase in the maximum amount of possible reimbursement to the Merger Partnerships for expenses in the event of termination (p. 26). Your General Partners have not disclosed what the effect of this extension will be on the Available Cash.

     Notwithstanding these most recent increases in the Redemption Price, as discussed previously, we continue to believe that the Redemption Price is inadequate and that there are other alternatives to the Proposed Mergers which should be considered by your General Partners.

           ADDITIONAL INFORMATION CONCERNING THE TRANSACTION PROPOSALS

     Reference is hereby made to the CRITEF Proxy Statement which you should have received recently. The CRITEF Proxy Statement contains additional information concerning the BACs, the beneficial ownership of BACs by the principal holders thereof, the Funds' management, the absence of rights of appraisal or similar rights of dissenting BAC Holders, recent trading prices for the BACs, conditions to consummation of the Proposed Mergers, termination provisions for the Proposed Mergers, and certain other matters regarding the BACs, the Transaction Proposals and the Meetings. Much of the factual information contained in this Proxy Statement has been obtained from the disclosures set forth in the CRITEF Proxy Statement.

     BAC Holders are urged to read carefully the CRITEF Proxy Statement.

     Dominium assumes no responsibility for the accuracy or completeness of any information included in the CRITEF Proxy Statement or which has been included herein based on the CRITEF Proxy Statement.

                                   LITIGATION


     On September 27, 1996, Dominium filed a complaint in the United States District Court for the District of Minnesota against Messrs. Dockser, Willoughby, CRI, the General Partners and the Funds alleging that the defendants had violated federal securities laws by (a) falsely characterizing the Proposed Mergers as arm's length transactions and failing to make material disclosures regarding significant conflicts of interest and inducements to proceed with the Proposed Mergers, (b) falsely understating or omitting the true value of the BACs and their underlying properties, thus understating the fair value the BAC Holders should receive for their interests, (c) misrepresenting that they relied on the fairness opinions, since the fairness opinions were obtained after-the-fact and disregarded important aspects of the Proposed Mergers, (d) failing to disclose the obstacles which prevent competing bids to the Proposed Mergers, and (e) falsely stating that the Proposed Mergers are fair to and in the best interests of the BAC Holders. In connection with its complaint, Dominium has brought a motion for expedited discovery and is seeking corrective disclosure and rescheduling of the meeting, if necessary. CRI has in response brought a motion to disqualify Dominium's special counsel, Faegre & Benson LLP, for alleged conflicts of interest and alleged use of confidential information and brought an action in Delaware Chancery Court to enjoin Dominium from allegedly violating the final order in the BAC Holder Litigation.

     On October 3, 1996, the Funds, the General Partners and CRI filed a complaint in the United States District Court, Southern District of New York, against Dominium, and Messrs. Safar, Brierton, Sween and Brachman alleging that Dominium's letter dated September 27, 1996 and its press release dated October 1, 1996 violated federal securities laws and that the defendants tortiously interfered with economic advantage. Motions in these cases are pending.

                       VOTE REQUIRED AND VOTING PROCEDURES

     Pursuant to the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act") and the Agreement of Limited Partnership for Fund I-II, approval of the Transaction Proposals relating to Fund I-II requires the affirmative vote of a majority in interest of holders of the outstanding Fund I-II, Series I and II BACs voting as a single class. Pursuant to the Partnership Act and the Agreement of Limited Partnership for Fund III, approval of the Transaction Proposals relating to Fund III requires the affirmative vote of a majority in interest of holders of the outstanding Fund III, Series III BACs.

     The approval and adoption, by the BAC Holders of each Fund, of each Transaction Proposal to be voted upon by them is conditioned upon the approval and adoption by such BAC Holders of the other Transaction Proposal to be voted upon by them. If BAC Holders of one Fund approve each of the Transaction Proposals to be voted upon by them, but the BAC Holders of the other Fund do not approve each of the Transaction Proposals to be voted upon by them, then CAPREIT and its affiliates may elect, in their sole discretion, whether to consummate the Proposed Merger and related transaction with the Fund whose BAC Holders have approved the Transaction Proposals and not with the other Fund.

     Each BAC Holder is entitled to one vote for each BAC held of record by such BAC Holder at the close of business on September 19, 1996 (the "Record Date"), with respect to each of the proposals described in this Proxy Statement to be voted upon by such BAC Holder.


     Enclosed with this proxy statement is a blue proxy card. Each BAC Holder, whether voting in person or by proxy, may either vote "for," "against" or "abstain" as to each of the proposals set forth therein. The failure to return a signed proxy card or returning one with an "abstain" vote has the effect of, and is equivalent to, a vote against each proposal. In addition, broker non-votes (i.e., BACs not voted on a specific proposal by record holders due to the absence of specific voting instructions from the beneficial owner of the
BACs) have the effect of, and are equivalent to, votes against the proposals.



     The Funds have three series of BACs outstanding. Fund I-II issued BACs in Series I and Series II. Fund III issued one series of BACs, Series III. If a BAC Holder has BACs in more than one Fund, separate proxy cards should be completed for each Fund.

     You may revoke any proxy you submit (whether a proxy solicited by the General Partners or the blue proxy card which we are soliciting) at any time prior to its exercise by (i) attending the appropriate Meeting and voting your BACs in person, (ii) submitting a duly executed later dated proxy, or (iii) submitting a written notice of revocation. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted in accordance with your instructions as indicated on the blue proxy card. In the absence of such instructions, such proxies will be voted AGAINST the Transaction Proposals.



     Except as provided above, we are not aware of any other matters to be considered at the Meetings. However, if any other matters are properly brought before either of the Meetings, such proxies will be voted on such matters as Dominium, in its sole discretion, may determine, including, without limitation, with respect to any adjournments or postponements of the appropriate Meeting from time to time.


     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS AND NO MATTER HOW FEW BACS YOU MAY OWN, WE URGE YOU TO SUPPORT US IN OUR ATTEMPT TO DEFEAT THE PROPOSED MERGERS. PLEASE SIGN, DATE AND MAIL THE FULLY COMPLETED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. PLEASE VOTE AGAINST EACH PROPOSAL.

     You may do this even if you have already sent in a different proxy solicited by the General Partners. It is the latest dated proxy that counts. Execution and delivery of a proxy by a record holder of BACs of either of the Funds will be presumed to be a proxy with respect to all BACs of that Fund held by such record holder unless the proxy specifies otherwise.

                              SOLICITATION EXPENSES

     The expense of preparing, printing and mailing these proxy materials and the costs of the solicitation will be paid by Dominium. Proxies are being solicited principally by mail, but proxies may also be solicited personally, by telephone, telegraph and similar means by Dominium and its affiliates. In addition, Dominium has retained Georgeson & Company Inc. to assist in the solicitation of the proxies for an estimated fee of $25,000 plus out-of-pocket expenses. Dominium will also reimburse brokerage firms and others for their expenses in forwarding proxy solicitation material to the beneficial owners of the BACs.

                      CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                            LIMITED PARTNERSHIP, SERIES I
PROXY

       THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 9:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES I

                  DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors           / /     / /    / /
Tax Exempt Fund Limited Partnership, CRITEF
Associates Limited Partnership, Watermark Partners,
L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund I-II of the general partner interest in Fund
I-II to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and           / /     / /    / /
(b) the issuance as a limited partner interest in Fund I-II to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the              / /     / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        ---------------------------------------

                                        ---------------------------------------

                                        ---------------------------------------
                                        / / Change of address? Check this box
                                       and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.


SERIES I

                      CAPITAL REALTY INVESTORS TAX EXEMPT FUND
                            LIMITED PARTNERSHIP, SERIES II
PROXY

          THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 9:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES II

         DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors          / /      / /    / /
Tax Exempt Fund Limited Partnership, CRITEF
Associates Limited Partnership, Watermark Partners,
L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund I-II of the general partner interest in Fund
I-II to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and          / /      / /    / /
(b) the issuance as a limited partner interest in Fund I-II to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the             / /      / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        ---------------------------------------

                                        ---------------------------------------

                                        ---------------------------------------
                                        / / Change of address? Check this box
                                        and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.

SERIES II

             CAPITAL REALTY INVESTORS TAX EXEMPT FUND III
                          LIMITED PARTNERSHIP
PROXY

      THIS PROXY IS SOLICITED ON BEHALF OF DOMINIUM TAX EXEMPT FUND L.L.P.

     The undersigned hereby appoints Jack W. Safar and David L. Brierton, each with the power to act alone and with full power of substitution and revocation, to represent and vote, as specified on the other side of this Proxy, all Beneficial Assignee Certificates ("BACs") of Capital Realty Investors Tax Exempt Fund III Limited Partnership, which the undersigned is entitled to vote at the Meeting of BAC Holders to be held at 10:00 A.M., local time, on October 29, 1996, at the Doubletree Hotel, 1750 Rockville Pike, Rockville, Maryland 20852 and all adjournments and postponements thereof. The undersigned revokes any previous proxies with respect to the matters covered by this Proxy.

     THE BACS REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE OTHER SIDE. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AGAINST PROPOSALS 1, 2 AND 3. THE PROXIES ARE AUTHORIZED, IN THEIR DISCRETION, TO VOTE SUCH BACS UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

     THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF DOMINIUM TAX EXEMPT FUND L.L.P.

            (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)


SERIES III

             DOMINIUM RECOMMENDS A VOTE AGAINST PROPOSALS 1, 2 & 3
     The approval of Proposal 1 is conditioned upon the approval of Proposal 2 and the approval of Proposal 2 is conditioned upon the approval of Proposal 1.

    PLEASE MARK
/X/ YOUR VOTE AS
    THIS

                                                           AGAINST  ABSTAIN  FOR
Proposal 1. Approval of the Merger Proposal. Approve
and adopt the Fourth Amended and Restated Agreement
and Plan of Merger, dated as of August 21, 1996 (the
"Merger Agreement"), among Capital Realty Investors           / /     / /    / /
Tax Exempt Fund III Limited Partnership, CRITEF
Associates III Limited Partnership, Watermark III
Partners, L.P. and others, and any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 2. Approval of the New Partner Proposal.
Approve (a) the sale by the current general partner
of Fund III of the general partner interest in Fund
III to a newly-formed, wholly-owned subsidiary of
Capital Apartment Properties, Inc. ("CAPREIT"), and           / /     / /    / /
(b) the issuance as a limited partner interest in Fund III to CAPREIT or its designee in exchange for a contribution to the Fund of real property or other assets, and in each case, any amendments to the Agreement of Limited Partnership of the Fund necessary to expressly authorize the foregoing.

Proposal 3. Approval of the Adjournment of the
Meeting to solicit additional votes. Approve the             / /      / /    / /
adjournment of the Meeting to solicit additional votes.
DOMINIUM RECOMMENDS THAT YOU SIGN, DATE AND MAIL THIS PROXY TODAY.

                                        PLEASE SIGN HERE (EXACTLY AS NAME(S)
                                        APPEAR(S) AT LEFT)


                                        Date:
                                        --------------------------------------

                                        --------------------------------------

                                        --------------------------------------
                                        / / Change of address? Check this box
                                        and insert new address below.

Note: Please sign as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardians, please give full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If the BAC Holders in a Fund approve both the Proposed Merger and the New Partner Proposal to be voted upon by them, but the BAC Holders in the other Fund do not approve the similar proposals to be voted upon by them, CAPREIT, in its sole discretion, may elect to consummate the Merger with the Fund whose BAC Holders have approved the proposals.

SERIES III